48


09045819

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Public Power Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34707 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/9/09

082-34707

RECEIVED
2009 APR -8 P 3:01



12-31-08
AR/S

PUBLIC POWER CORPORATION S.A.

FINANCIAL REPORT
(January 1, 2008 – December 31, 2008)

The attached Financial Report of the fiscal year 2008, has been established according to article 4 of Law 3556/2007, has been approved by the Board of Directors of "Public Power Corporation S.A." on March 24th, 2009, and is available for the investors, on the internet, at the web site address www.dei.gr, for at least the next 5 (five years).

Public Power Corporation S.A.
Registration No 47829/06/B/00/2
Chalkokondyli 30 - 104 32 Athens

INDEX

The Condensed Financial Statements for the fiscal year 2008 presented through pages 1 to 84, both for the Group and the Parent Company, have been approved by the Board of Directors on 24th March 2009.

CHAIRMAN OF B.O.D.
AND C.E.O.

PANAGIOTIS J. ATHANASOPOULOS

VICE CHAIRMAN
AND DEPUTY C.E.O.

NIKOLAOS D. CHATZIARGYRIOU

CHIEF FINANCIAL OFFICER

GEORGE C. ANGELOPOULOS

CHIEF ACCOUNTANT

EFTHIMIOS A. KOUTROULIS

STATEMENT OF MEMBERS OF THE BOARD OF DIRECTORS
(According to article 4, par.2 of Law 3556/2007)

1. Panagiotis Athanasopoulos, Chairman and CEO.
2. Chatziargyriou Nikolaos, Vice Chairman and Deputy CEO.
3. Efstathopoulos Spyridon, Member of the Board.

Hereby:

declare

that, to the best of our knowledge:

a) the accompanying Financial Statements of "Public Power Corporation S.A.", for the year ended December 31, 2008, prepared in accordance with International Financial Reporting Standards as endorsed by the European Union, present fairly, in all material respects, the assets, the liabilities, the shareholders' investment and the statement of income of "Public Power Corporation S.A.", as well as of all companies included in the consolidation, based on the provisions of article 4 of Law 3556/2007 and,

b) the accompanying Board of Directors' Report, presents fairly, in all material respects, the financial position and the financial performance of "Public Power Corporation S.A." and of all companies included in the consolidation, as well as a description of major risks and uncertainties.

Athens March 24, 2009

Chairman and CEO	Vice Chairman and Deputy C.E.O.	Member of the Board of Directors
Panagiotis Athanasopoulos	Chatziargyriou Nikolaos	Efstathopoulos Spyridon

PUBLIC POWER CORPORATION S.A.

FINANCIAL STATEMENTS 31.12.2008

EXECUTIVE SUMMARY OF THE BOARD OF DIRECTORS OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC FOR THE FISCAL YEAR 2008

Dear Shareholders,

Following the end of the Public Power Corporation's seventh fiscal year as a Societe Anonyme, we have the honor to submit for approval, according to the Company's statutes, the financial statements for the year ended 31.12.2008, as well as, our comments on the previously mentioned statements. Furthermore we submit for approval the unbundled financial statements for the year 2008 (Appendix I of the annual financial statements) according to the provisions of L. 2773/1999 and L. 3426/2005 and the approved by the Energy Regulatory Authority, methodology of accounting unbundling.

The Group's subsidiaries which are consolidated in the Group's financial statements are the following: "PPC Telecommunications S.A.", "PPC Renewables S.A.", "PPC Rhodes S.A" "Arkadikos Ilios 1 S.A.", "Arkadikos Ilios 2 S.A.", "Iliako Velos Ena S.A.", "Iliako Velos Dio S.A.", "Solarlab S.A.", "Iliaka Parka Ditikis Makedonias 1 S.A." and "Iliaka Parka Ditikis Makedonias 2 S.A.". In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. decided to dissolve the aforementioned company and to initiate the appropriate procedures on July 1, 2006, according to national commerce law. The liquidation procedure for PPC Rhodes S.A. is still in progress.

Based on L. 2190/1920 article 134, PPC S.A. prepared the financial statements for the year ended 31.12.2007 (seventh fiscal year), in accordance to International Financial Reporting Standards (IFRS),as endorsed by the European Union.

According to L. 2773/1999 for the liberalization of the Greek energy market, Public Power Corporation, was transformed into a societe anonyme, effected on January 1, 2001 with share capital at December 31, 2008 amounted to Euro 1,067.2 million divided in 232 million common shares of a nominal value of Euro 4.60, each.

Until the enactment of L. 2773/99 for the liberalization of the energy market (as amended by L. 3175/2003, L. 3426/2005 and L. 3587/2007) known as the "liberalization law", PPC was functioning as a wholly state owned utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy.

In 1999, the Hellenic Republic enacted the Liberalization Law, which incorporated the provisions of Directive 96/92/EC of the European Parliament and of the Council of the European Union into Greek legislation and which liberalized the Greek electricity market. The Liberalization Law provided for, among other provisions, the transformation of PPC into a société anonyme from January 1, 2001 (by virtue of Presidential Decree 333/2000).

Amendments in the current legal framework during 2008

Provisions of Law 3426/2005

Within the main provisions of Law 3426/2005 (latest amendment of the liberalization law) there are specific provisions related to Public Service Obligations (PSOs). According to the Law, PSOs as well as the holders of licenses who shall be liable to provide such public service obligations are defined by a Decision of the Minister of Development issued on June 13, 2007. Furthermore, the Minister of Development, following RAE's consultation, issued a decision, which defines the methodology for the calculation of the compensation due for the provision of PSOs to the license holders that provide them.

The amount of the above mentioned compensation for providing public service obligations will be approved each year, by a Decision of the Minister of Development, after a relevant opinion by RAE and will be paid under the condition that, electricity companies will keep separate accounts depicting at least the compensation granted to them for providing public service obligations, as well as charges they impose to their customers relating to such services.

On March 2008, PPC has communicated to RAE the quantification of the yearly compensation for the recovery of expenses relating to providing public service obligations.

By its opinion no 309/2008 to the Minister of Development, the Regulatory Authority for Energy (RAE) has defined the yearly return for covering Public Service Obligations for the year 2007 to Euro 450 million. The return is incorporated in PPC's invoices for supplying power and consequently in its revenues for the year 2008.

According to the provisions of Ministerial Decision 23860/30-11-2007 concerning PPC tariffs' increase (December 2007) and the modification of the supply code, a fuel adjustment mechanism is established. The purpose of the fuel adjustment mechanism is to minimize the risks caused to PPC due to the high volatility of imported fuel prices in the sense that they have a significant effect in PPC's operational cost which can not be recovered by the regulated tariffs. The fuel adjustment mechanism was scheduled to be in force from 1-1-2009. However, on the 30-12-2008, it was asked by the Minister of Development a consultancy response by RAE for the application of the fuel clause after 1-1-2010. With the ministerial decision of 598/15.01.09 the application of the fuel clause is postponed until 1-1-2010.

Turnover Analysis

- In 2008, 53% of total revenues covered the expenses for imported fuels, energy purchases and CO2 emission rights.The corresponding 2007 figure was 41%.
- The expenditure for fuels and energy purchases for meeting electricity demand, as well as the expenditure for CO2 emission rights, increased by € 921 m compared to 2007, up by 33.8%.
- Compared to 2007, the increase in expenses, due to the increase in the prices of liquid fuels, natural gas, energy purchases, together with CO2 emissions expenses, amounted to €789m and fully absorbed the contribution to revenues (€583 m) from the December 2007 and July 2008 tariff increases.
- 2008 financial results were impacted by € 108.1m to cover for the estimated deficit of CO2 emission rights, while the corresponding expenditure in 2007 was nil.
- The significant drop of oil prices at the end of 2008, resulted in a negative impact of €57.1 m on 2008 results, reflecting the decrease at year end in the value of liquid fuel stocks.

- In 2008, hydro generation decreased by 169.000 MWH (-5.4 %), compared to 2007 and 3.282.000 MWH compared to 2006 ,which was a year of very good hydro conditions.

- Electricity generation from lignite power stations decreased by 1.223.000 GWH (-3.9%).

- Total Revenues amounted to €5,823.5 m versus €5,154.2 m in 2007, an increase of € 669.3 m (13 %).

- EBITDA amounted to € 343.6m compared to € 818.7m in 2007, a decrease of € 475.1m (-58%). EBITDA margin reached 5.9%, compared to 15.9% in 2007.

- In 2008 PPC's participation in LARCO, a nickel producing company was fully impaired. That resulted in a negative impact on the Group's financial results by € 22.5 m (in 2007 the corresponding figure was a positive impact of € 13.3 m) and on the Parent Company's financial results by €30,8m (in 2007 the corresponding figure was a €6,2m loss).

- 2008 pre tax losses amounted to €395.9 m, compared to pre tax profits of € 276.4m in 2007, out of which € 165m were due to the sale of the telecommunications company TELLAS.. If liquid fuel and energy prices remained at 2007 levels and there was no CO_2 burden, 2008 would turn positive with pre tax profits amounting to € 393.1m.

In particular:
According to the Ministerial decision of Development 16180/30.06.2008, which was enacted on July 1, 2008 electricity tariffs for medium and low voltage were increased for consumptions which will be realized since July 1, 2008 herein. Increases are as follows:

- Residential tariffs increase by 6.5%
- Agricultural tariffs increase by 7%
- Commercial tariffs increase by 8%
- Industrial tariffs increase by 9.5%
- Public use tariffs increase by 8%
- Municipal lighting tariffs increase by 7%

In addition, high voltage tariffs increase by 10%.

Until June 1, 2008 PPC prepares and submits regulatory controlled retail tariffs for every customer category, which have to be unbundled per service provided and to minimize any cross-subsidization, taking into account the allowed revenue.

According to the Ministerial Decision it is defined that: "PPC is obliged to submit regulatory controlled retail tariffs, which have to clearly indicate especially the charges for the use of the Transmission System, the use of the Distribution Network, Ancillary Services and Public Service Obligations in such way that it will be possible to monitor the charges and the relevant expenses of each provided service.

The existing legal framework (Grid Code) needs amendments which will allow the submission of regulatory controlled tariffs for the use of the Transmission System for the customers connected in medium and low voltage. Moreover, the approval of a method for the allocation of the annual compensation for Public Service Obligations to various customer categories is still pending. Therefore, PPC in order to implement the abovementioned Ministerial Decision, until the approval of the regulatory controlled tariffs, recommended on April 4, 2008 to RAE, a method for the discrete appearance of the competitive and regulated charges on the electricity bills. According to this proposal on the bills should be appeared:

1. The total charge of the customer based on the standing not unbundled tariffs and the Renewable Energy Sources levy.
2. The charges for the regulated services concerning the use of the Transmission System, the Distribution Network Systems of Medium and Low Voltage, the Public Service Obligations charges and the remaining charges of the Uplift Account that the Hellenic Transmission System Operator keeps.

PPC has recommended specific amendments of the Grid Code in order to make feasible that the customers of Medium and Low Voltage are charged for the use of the Transmission System as well as a method for the allocation of Public Service Obligations charges to various customer categories

Verifications for PPC's bound plants for the year 2008 are under way. The total CO_2 emissions from PPC's bound plants for 2008 that are under verification, amounts to 52.7 million tones CO_2. CO_2 emissions for the year 2008 will be considered final by the end of the verification procedure.

Dividend Policy

In the year 2008 took place the distribution of dividends for the year 2007, of Euro 23,2 (Euro 0.10 per share). For the year 2008, there will be no distribution of dividends, due to the fact that the year resulted to a loss.

Debt Evolution

The Parent Company in line with the coverage of its capital needs and the management of its portfolio of debt, continued its activity in the bond market under the provisions of Law 3156/2003 by issuing 11 bonds with a total amount of Euro 840 million. The company at the same time disbursed a total amount of Euro 342 million from loan agreements concluded with the European Investment Bank.

Net debt of the Group (total debt minus cash & cash equivalents minus marketable securities) amounted to Euro 4,544.3 million at 31.12.2008 compared to Euro 3,731.3 million at 31.12.2007.Consequently, net debt/equity ratio reached 0.91, as at 31.12.2008.

Euro Medium Term Note (EMTN) program: In 2008 the Parent Company's Board of Directors has approved the establishment of a Euro Medium Term Note Program (EMTN), with initial amount Euro 2 billion.

Activities and Capital Expenditure Progress

The total capital expenditures for the Group amounted to Euro 1,020.6 million and are distributed in Euro 136.4 million to Mines Sector, Euro 320.0 million to Production sector, Euro 95.4 million to Transmission Sector, Euro 444.8 million to Distribution Sector, Euro 4.2 million to the Supply Sector and Euro 7.6 million to activities of the in Headquarters Departments. Capital expenditures of the year 2008 are increased by Euro 164.0 million, compared to those of 2007, presenting an increase of 19.1 %.

The investments of PPC RENEWABLES S.A. for the year 2008 were in total € 12.2 million, with the most important ones:

- The completion of the Wind Park of Xirolimni III, amounted € 0.8 million approximately.
- The completion of the Small Hydroelectric Power Plant Agia Barbara, amounted € 1 million approximately.

- The completion of construction of Small Hydroelectric Power Plant Smokobo, amounted € 7,5 million approximately.
- The continuation of construction of Small Hydroelectric Power Plant Papadia amounted € 0.9 million approximately.
- A deal with Enercon was signed for the construction of 9 wind farms of 35 MW on islands, amounted € 60 million.

Mines Business Unit

Total Capital expenditure amounted to Euro 136.4 million.

General Division of Mines confronted successfully, during its primary stage of evolution, an extended landslide when earth moved in the western slopes of Kardia's field - Section 6 mine.

A new mine, in Kardia's Field, located on ex - Komanos village, initiated its operations.

In Kardia's Field, all scheduled construction/modification projects contributing for the transition to the new Ypsilantis mine, have been proceeding normally; more specifically 80% of the excavation machinery related to the new conveyor belt complex, has been set in operation.

In Main Field, Mavropigi's mine development is proceeding in alignment to the respective schedules. The construction/modification project related to conveyor belts' complex in Horemi mine of Megalopoli's Lignite Center, has been fulfilled up to approximately 70 %; it should be pointed out that, already been set in operation, it substantially contributes to machinery's higher performance.

An agreement with the Albanian Government had been contracted at the end of 2008 for coal exploration in the region of SE Albania. The drilling exploration works has been started in January 2009 and they are scheduled to be terminated in March 2009.

Production Business Unit

Total Capital expenditure for the Production Sector amounted to Euro 320.0 million

Applying PPC S.A.' s Strategic Priorities Plan Generation Business Unit (GBU) has undertaken the implementation of Investment Projects in order to replace obsolete Units with new ones, environmentally friendly, with state of the art technology and higher performance. As it concerns Projects' progression it is noticed that:

- The construction of the new natural gas 417 MW CCGT to be located in Aliveri has been delayed dew to antiquities found during site excavations. The new site for the Unit has been decided on March 7, 2008. Studies elaboration and approval, as well as ordering and on site taking delivery of electromechanical equipment, continues. The preliminary Environmental Assessment – Evaluation, the Common Ministerial Decision of Environmental Terms Approval as well as the Installation Permit have been already issued while the file for the Construction License has been submitted and the relevant procedure for issuing the license is in progress. It is expected that the unit will be operational at the end of 2010.
- The Tender for the new 800 MW natural gas CCGT Unit located in Megalopoli SES is in progress. The offers were submitted on November 25, 2008 all four bidders were approved by the Unsealing Committee and the Technical Evaluation commenced.
- RAE has already expressed a positive opinion for defining Other Terms and Prerequisites for the Generation License concerning Unit II of Meliti SES with an installed capacity of 420-450 MW,

burning pulverized Lignite and having the ability to provide thermal power of 70 MW_{th}. It should be noticed that on February 2, 2009, date defined for submitting offers for the above mentioned Unit's tender, no offer was submitted and, consequently, basic technical parameters of the Project are under reconsideration.

For the new Ptolemaida Lignite Unit, for which an application for granting Generation License has been made to RAE, a Board of Directors' decision is expected to finalize the combustion technology to be used. Basic technical parameters of this Project are also under reconsideration.

- An application has been made to RAE in order the Ministry of Development to provide a Generation License for a 700-800 MW Hard Coal Unit in Larimna, while for a second one, of equal power, in Aliveri the Consultant, who will provide the technical specifications of the Project, has already been chosen and signing of the relevant contract is expected.
- As it concerns the two new natural gas CCGT Units, 250MW each, at the new Korakia SES on September 9, 2008 the Ministry of Development, after positive consultatory response of RAE, granted the relevant Generation Licenses. DESFA and PPC collaborate in order to implement not only the studies, concerning the natural gas terminal, but also the actions needed by PPC to acquire and configure the land.

Finally, in order to cover the energy needs of the non interconnected islands a wide programme for adding new capacity has been designed and is progressively implemented. Namely:

- For the new Rhodes 120 MW SES, four offers have been submitted on June 6, 2008 and their Technical Evaluation is already completed. On January 14, 2009 the Economical Offers were unsealed. Tender procedure has been completed and the Project is about to be awarded.
- Procedures for the evaluation and approval of the Public Consultation outcome concerning the 100 MW Atherinolakkos' Diesel Units have progressed. Already on February 23, 2009 PPC's Board of Directors approved the modifications stemmed from the Public Consultation procedure and modification of Call For Tenders' Documents and official announcement of the Inquiry will follow.
- On June, 2008 Ministry of Development issued a Generation License for installing additional capacity of 234.28 MW to the rest of the non-interconnected islands. The intention of PPC S.A. to construct a new Power Plant in the island of Lesvos was publicized and a positive consultatory response by RAE is expected.

As it concerns the coverage of needs and the adequacy of electric energy for 2008 it should be noted that:

- During 2008 a wide Units' maintenance programme was implemented leading to increased time spent for maintenance in comparison to that spent during 2007.
- During the summer period of 2008 the reserve capacity for the South System was reinforced by hiring Generating Sets (G/S), of 60 MW total net capacity, that were installed and operated in Megalopoli B' SES.
- The second 46.4 MW Steam Electric Unit, burning HFO or alternatively Natural Gas, of Atherinolakkos SES was put into operation.
- A contract to install mobile G/S of 25 MW capacity to Rhodes SES was signed on June 12, 2008. The Building License is issued and the works to install G/S within Rhodes SES, started.
- To cover increased energy needs during summer 2008 hired capacity of 10 MW for Rhodes and 55 MW for other non interconnected islands were added.

About the end of 2008 Hydroelectric Power Plants Operations Department and Hydroelectric Projects Development Department were merged to form a new Department under the title: Hydroelectric Generation Department. Regarding hydroelectric projects, between others, notice:

- Small Hydroelectric Power Plan (SHPP) of Agia Varvara was put into operation, construction works of Smokovo SHPP were completed and remains the completion of on load tests.

- Remaining works at Messohora Hydroelectric Station didn't continue during 2008 awaiting voting of the Law, which was voted in January 2009, concerning the completion of expropriations and the relocation of the population involved.
- Works for the construction of Metsovitiko and Ilarionas Hydroelectric Stations are in progress.

Concerning the Environmental Management of the installations, existing Power Units and activities, Generation BU proceeded to the following actions:
- The construction of Waste Water Treatment System of Megalopolis A' SES was completed.
- Upgrading of Turbine, Electrostatic Precipitators and Cooling Tower of Aghios Dimitrios' Unit III were completed.
- Interconnection of Aghios Dimitrios Units III and IV Flue Gas Heat Recovery Exchangers is done.
- Construction works for Megalopolis SES' Unit III desulfurization system and Cooling Tower upgrade continued .

In 2008, there was a systematic promotion for the adaption of Power Plants' Environmental Management Systems to ISO 14001:2004 Standard aiming at their certification. It is noticed that 5 Power Plants have already been certified out of which 3 in 2008 and 2 in 2006.

Transmission Business Unit

Capital expenditure amounted to Euro 95.4 million

New high voltage Transmission lines of 258 km have been completed while upgrading and development of new high voltage lines and substations was continued during the year.

The most significant - worth mentioning projects, that have been completed are the new high voltage transmission line (400 kV) interconnecting the Electrical power networks of Greece and Turkey, via the path Extra-High Voltage substation (EHVS) at Fillipi – EHVS at New Santa – Turkey, the new EHVS at New Santa (phase A'), and the expansion of EHVS at Fillipi. As a result, these new projects expand the 400 kV transmission network up to the Greek – Turkey borders and add another cross-border (international) interconnection to existed Transmission Interconnected System.

The construction works of EHVS at Lagadas were continued, which is expected to alleviate the congestion of EHVS at Thessaloniki, and a contract were signed for the Construction of EHVS at Aliveri.

The compensation of reactive loads of the system was continued by installing four (4) compensation Capacitors of 150 kV, 25 MVAR and eight (8) Capacitors of 20 kV, 12 MVAR.

The preliminary Environmental Assessment for the Cyclades Project was approved and the approval of Environmental terms was submitted.

Distribution Business Unit

Capital expenditure amounted to Euro 444.8 million

Development & Exploitation of Distribution Network

1,650 km of new MV Network have been manufactured as well as 2,550 km of new LV Network and 3,200 new transformers were installed, while there were 9,500 network removals.
Seventeen million Euros were invested for the realization of the following big projects:

- The completion and operation of underground HV lines in Attica Region (between Chalkidona Substation and Acharnon Extra High Voltage Center) and between P. Mela Substation Indoor Type and Oreokastro Extra High Voltage Center in Thessalonika.
- The installation of a third transformer 150/20 kV, 100 MVA in Aristeidou Substation Indoor Type and the addition of the corresponding MV switches.
- The new submarine interconnection of Kos – Kalymnos with two submarine MV cables.

Including the above expansions, the MV Network came to 102,000 km, the LV Network to 115,200 km and the Substations arise to 145,500. Distribution Network Users came to 7,470,883 of which 9,422 were connected to MV.

Improvement of Service Time
A radical decrease in the service time (study – construction) of new connections was accomplished in 2008. In particular, the average service time of simple connections was reduced to 20 days, from 27 days in 2007.
Also, the average service time of connections that require network expansion, decreased to 59 days from 80 days in 2007.
Finally, the average service time of network removals was reduced to 69 days from 80 days in 2007.

Automatic Metering Management (AMM) and Automation
The AMM of MV customers' consumption has been integrated. The automatisms of the Distribution Network have progressed, especially by the placement of telecontrolled switches in MV, the promotion of the new SCADA system procurement for Attica Region and the expansion of the telecommanded switches system with audio frequencies.

Environmental Issues
By now, aerial bundled conductor cables (Twisted isolated conductors) are generally used in Low Voltage (placement of 3,000 km in 2008).

Supply Business Unit

Capital expenditure amounted to Euro 4.2 million

Supply Division initiatives can be categorized into three groups:
1. Tariffs

- Distinct reference on customers' invoices of System charge, Network charge, PSOs, , etc.
- Tariffs for HV designed according to each customer's characteristic.
- Utilization of installed metering systems and demand management.
- Redesign and restructuring of existing tariffs and study of energy cost per voltage

2. Modernization
- Restructuring of current services and business procedures with focus on:
    - Energy market and clearance.
    - Customers' invoices issue and accounting
    - Customers' bills collection and management.
- Quality of Service
- One-Stop Customer Service

"One Stop Shop", based on CRM strategy, handles all customers' requests through Supply Division's Front Office, regardless of the nature of the request (Supply, Network or both).
- Call Center Customer Service
The upgrading of the Customer Information Center in order to provide servicing to the whole country is in progress.
- Enlargement of alternative bill payment methods possibility.

3. New Services
- Energy Efficiency
Energy efficiency measures and energy inspection services are designed to increase energy savings, as ordered by the under – development Energy Legal Framework.

Significant events for the year 2008

Option for acquisition of DEPA shares: PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

Reduction of PPC Telecommunications' share capital: In March 2008 the Parent Company, as the sole shareholder of its subsidiary PPC Telecommunications S.A. has decided to proceed to a reduction of its share capital by Euro 62,173, which was then returned to the Parent Company in April 2008.

Common participation with ENEL SpA in Kosovo's tender: In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of an international firm of advisors for the transaction. According to the schedule recently released by the Steering Committee, it is projected that the bid competitors are going to be invited to participate in a Request for Proposals to be launched by the Ministry by 2nd quarter 2009.

Approval of business collaboration with "Halyvourgiki": The Parent Company's Board of Directors, in its meeting dated April 3, 2008 has approved a business collaboration memorandum with Halyvourgiki. The memorandum between PPC and Halyvourgiki refers to the exploration of collaboration on the following: a) the construction and operation of two combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's infrastructure with both units embodying the best available environmentally friendly technology and b) the transformation of two existing power units with a total power of 100 MVA, in order to compensate for summer's peak demand.
The business collaboration memorandum also anticipates the formation of an independent societe anonyme to undertake the above mentioned project with Halyvourgiki owning 51% of the company's

capital share and PPC owning 49%. By its Decision 219/30.10.2008, PPC's Board of Directors approved the construction of the two abovementioned combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's infrastructure, pending the appropriate actions for the inception of a separate societe anonyme, which will handle the aforementioned project with Halyvourgiki S.A holding 51% of its share capital and PPC 49%, as well as the payment of Euro 4,900,000 in order for PPC to participate to the new company's share capital. Finally, on February 12, 2009 the two parties signed the Articles of Association.

Approval of business collaboration with RWE: The Parent Company's Board of Directors, in its meeting dated April 22, 2008 has approved a business collaboration memorandum with RWE. The memorandum between PPC and RWE refers to the exploration of collaboration on the following:
a) the development in Porto Romano of Albania of a coal burning unit with a power of 500 – 800 MW. The collaboration memorandum anticipates that if the above mentioned investment is rated as viable, a new separate company will be formed in order to construct and operate the above mentioned station with RWE owning 51%, PPC 39% and TITAN 10% of its share capital. RWE and PPC signed the memorandum of understanding back in June 2008. The Albanian government initiated a short-listing procedure for the erection of this hard coal-fired power plant at the end of 2008. The consortium lead-managed by RWE participates in the first phase of this process and officially submitted an application for the erection and operation of the power plant at the end of February 2009.
b) natural gas in Greece and
c) renewable energy sources. For the renewable energy sources projects the collaboration memorandum anticipates that RWE will hold 51% of the company's share capital while PPC Renewables S.A., PPC's wholly owned subsidiary will hold 49%.

Tender for the supply and installation of a new combined cycle unit at Megalopoli: In April 2008, an international tender was announced for the "Study, supply, installation and operation of combined cycle natural gas fired unit V of 750-835 MW power plant in Megalopoli". The budgeted cost for the new thermal unit amounts to Euro 570 million with a deadline of 34 months after the contract is signed. The original deadline for submitting offers expired in July 2008 and was given a two month extension which was also extended to November 25, 2008, when the offers of the four competitors were submitted. The Committee of Unsealing made acceptable all the bidders and transmitted the offers in the Committee of Evaluation on December 4, 2008, which started the process of Technical Evaluation. The Preliminary Environmental Assessment-Evaluation of the Unit was issued by the Authorities and the submission of the Study for Environmental Impacts is expected. The assignment to a Company about the study for the Delimitation and Regulation of the stream "Kouvelorema", the planning of essential work for flood-preventing protection and Study of the Environmental Impacts of the Delimitation-Regulation of the stream was approved.

Complaint against the European Commission's decision regarding lignite extraction rights: On May 13th, 2008, PPC filed before the Court of First Instance of the European Communities(CFI), an application for annulment of the the Commission's Decision of March 5th 2008 regarding the granting by the Hellenic Republic of lignite extraction rights to PPC,,The Greek State has intervened before the aforementioned Court in favour of PPC, while two undertaking– competitors of PPC – have intervened in favour of the European Commission. On February 19, the Hellenic Republic submitted its Observations before the CFI. Consequently, on February 25 2009, a Commissioner's Letter was addressed to the Hellenic Republic as well as PPC, by which it is made known that the set of measures to be adopted by the Republic must include, the concession through public tender procedures, as soon as possible, to enterprises with the exclusion of PPC, of the relevant lignite rights of the mines of Drama, Elassona, Vevi and Vegora, as well as the disposition of the related extracted amounts to third parties, excluding PPC (save for those cases where no valid offers have been submitted), and the

abolishment of article 3 para 3 of Greek law 134/75 by which the relevant lignite extraction rights had been granted to PPC.
Finally, both the Hellenic Republic and PPC are requested by the said Letter of the Commission to submit their observations within the period of three (3) weeks. The said Letter is expected to be followed by the adoption of a (second) Commission Decision under Article 86 (3) of the EC Treaty. PPC has asked for a one week extension of the deadline as regards the answer to the abovementioned Letter of the Commission, i.e. ,until March 27.

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A.. PPC had established a provision against this receivable in prior periods. Such provision was reversed in 2007 as the collectibility of this receivable has been secured both via the above contract as well as the good execution guarantee (covering the contractual amount and term) issued in favor of PPC. The value of PPC's lignite procurement based on this contract, for the year 2008, amounted Euro 9.4 million (2007: Euro 7.1 million). In December 2008, LARCO S.A. temporarily interrupted the supply of lignite stating that bad weather did not allow the Mine to operate. Also, LARKO S.A. has not paid the bills for the period November – December 2008 amounted of Euro 9.1 million, as well as, the bills for the period January – February 2009 amounted of Euro 7.6 million.

Employees' strike in March: The 18 day strike in March 2008, for reasons relating to the new insurance law, has contributed to the reduction of lignite inventories, as well as, the reduction of generation by lignite stations, a fact which has a negative impact to the expense of the energy balance, since the reduced lignite consumption was substituted by "expensive fuel" (oil, natural gas and energy purchases).

Conveyor belts' occupation in Agios Dimitrios power station. The lengthy conveyor belts' occupation in May 2008, in Agios Dimitrios power station, from some local residents, resulted in reduced lignite production as well as reduction in energy production in the above mentioned station.

Unit III of Agios Dimitrios power station: According to a schedule, which had been compiled in the beginning of 2008, Unit III of Agios Dimitrios power station, which was not in operation due to maintance, would be integrated in the production system in early May 2008. Due to delays that came up in the course of the above mentioned maintenance, the Unit was not integrated in the production system in the estimated time but in mid- July 2008, a fact that contributed to the reduction of lignite production.

In addition, another negative factor which contributed to the reduction of lignite production was the lack of success in the effort to secure better quality lignite in order to enhance PPC'S lignite.

Power supply contract with the company "Alouminion of Greece": With its Decision 80/2008 the Second Instance Court in Athens revoked a previous decision by the First Instance Court, thus judging that Alouminion's old power supply contract had expired since July 1st, 2007 and PPC has the legal right to charge Alouminion by tariff A-150 for the power consumed by its production units.

Recourse filing and contract termination: The Parent Company's Board of Directors, at its meeting held on June 24th, 2008, has approved the filing of a recourse (automatic right for appeal) against the

Ministerial Decision referring to the amendment of the electricity generation licences related to the electricity generation plants of "Aloumininion of Greece". On July 30th, 2008, the Minister of Development decided to modify the electricity generation licences pertaining to "Aloumininion of Greece". In October and November 2008, the Parent Company has terminated its contract with "Aloumininion of Greece" dated 13.06.2008, for providing power under 150 KV according to Invoice A a contract concluded and being in effect since March 7th, 2008, due to the fact that "Aloumininion of Greece" refused to the 10% tariff increase according Ministerial Decision dated 01/07/2008. "Aloumininion of Greece" has sougjt interim measures challenging PPC's contract termination. The aforementioned motion for interim measures was scheduled to be discussed before Athens First Instance Court on January 23rd, 2009, but Aloumininion S.A. withdrew. After that, PPC is redefining its legal actions.

Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes : In June 2008, the Parent Company has concluded a tender regarding the project "Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes" and awarded it to ABB, who offered the lowest price of Euro 12.3 million, approximately. The project is scheduled to complete in two phases. According to the timetable the building phase of the substation should be completed by April 2010, so the units generation will be energized for the summer of 2010.

CO_2 emission allowances expense: The Parent Company estimates that in 2008, there will be a shortage of emission allowances, of approximately 8.5 million tones, between CO_2 emission allowances allocated to PPC by the National Allocation Plan and the CO_2 emissions that are expected to be allocated for the new units that operated in 2008, and the CO_2 emission allowances that are expected to be verified. In this context, the results for 2008, are aggravated by a provision of Euro 108 million for purchase of CO_2 emission allowances.

Customers' incentives: In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continued and in 2007. The returns to customers until the date of publication of the accompanying financial statements amounted to Euro 18.5 million (2007: Euro 19 million).

Collective Labor Agreement: On July 23, 2008 the new collective labor agreement has been signed between management and the employees union for the years 2008 -2009.

Tax audit: The Parent Company has been audited by the tax authorities up to 2005. From July 2008 until January 2009 the tax authorities audited the Parent Company for the years 2006 and 2007.

The Board of Directors approved the settlement between the Greek State and PPC, according to which the amount of Euro 18.1 million approximately that derived from the tax audit as accounting differences will be set off with an equal amount of PPCs' tax losses. Additionally, the receivable and liabilities of PPC from the Greek state are settled, by PPC paying the amount of Euro 1.2 million approximately via the set off of Greeks' State debt to PPC.

Revision of PPC's outlook by rating houses: In September 2008, the rating house Moody's affirmed PPC's credit rating A2, while revising the company's outlook from stable to negative. Furthermore the rating house Standard and Poor's downgraded PPC's credit rating to BBB from BBB+ and simultaneously put PPC on negative watch from stable.In March 2009 the rating house Standard and Poor's lowered PPC's credit rating to BBB- from BBB. The outlook is stable. The rating house

Moody's announced that following the maturity of Euro 500 million Bond in March 2009, there is no additional rated debt outstanding at the company and no outstandingrating.

International tender for the construction of the new lignite station in Florina In July 2008, an international tender regarding the "Study, procurement, transfer, installation and operation of the Steam Unit II in Meliti Power station, with a power of 420-450 MW, using powdered lignite as fuel and with the capability to provide thermal energy of 70 MW for District-heating" was announced. The budgeted cost for the new thermal unit was 675 million Euro. The new Unit will be fully equipped with modern and up-to-date antipollutive systems and with a provision to incorporate CO2 Capture and Sequestration Technology. The above mentioned project would be completed within 52 months, commencing with the signing of the contract. On December 1, 2008 Regulatory Authority of Energy transmitted positive opinion about determination of the terms and conditions of the permission for electricity production.The envelope to be submitted to Ministry of Environment and Public Works, for modification of Common Ministerial Decision Approval of Environmental Terms, is prepared. On February 18, 2009, the determined date of bids submission, no offer was submitted. The basic technical parameters of Project are in reconsideration, so that a new Inquiry shall be announced.

PPC's Business Plan: PPC's Business Plan was presented to the investing community on November 18, 2008.

International tender for the construction of a diesel engine Power Plant 110-120MW in South Rodos of heavy fuel oil with low sulphur content: In the frame of Stage II of "Restricted Procedure", on June 6, 2008, 4 offers were submitted and their Technical Evaluation has been completed. On January 14, 2009 the unsealing of Economical Offers was realised. The process of the tender is in the final stage of assignment. The issue of the Common Ministerial Decision for the Approval of the Environmental Terms is soon expected.

<u>Perspective for 2009</u>

On February 10, 2009 the Board of Directors approved the Parent Company's Budget for 2009. The budget assumptions for Brent oil and the $/€ exchange rate are $55/bbl and 1.25, respectively, whereas the key financial figures are forecasted to reach the following levels:

Revenues from energy sales: **€ 5,740 mln**
Expenses for liquid fuel, natural gas and energy purchases/imports: **€ 2,097 mln**
EBITDA: **€ 1,295 mln**
EBITDA margin: **21%**
EBT: **€ 531 mln**
Capital Expenditure: **€ 1,253 mln**
Target controllable cost saving: **€ 90 mln**
Target EBT (with cost saving): **€ 621 mln**
ROCE (pre-tax): **6.4%**

With respect to certain statistical data, it is forecasted that lignite extraction will reach 63.5 million tones and electricity production from lignite plants will reach 31 thousand GWh.

It is noted that the Company is subject to various risks, which, among other, relate to $/€ exchange rate, oil, natural gas and electricity prices as well as the price of CO2 emission rights that could cause actual results to differ materially from budgeted ones.

MAJOR RISKS - UNCERTAINTIES

The Group's activities are subject to various risks. Specifically:

Interest rate risk and foreign currency risk: The Group's principal financial liabilities, comprise bank loans, bonds and overdrafts. The Group enters into derivative transactions, currently interest rate swaps and forward currency contracts, In order to manage the interest rate and currency risks arising from the Group's sources of finance. It is the Group's policy that derivative transactions are undertaken on existing debt and solely for protection purposes. The main risks arising from managing the Group's financial instruments is focused in results and cash flows, mainly as a consequence of the fluctuation of interest rates and to a minimum extent on foreign currency fluctuation, considering that 99% of the existing debt is in Euro.
The fluctuation of foreign currency constitutes a risk concerning its liabilities arising from fuel supplies.

Credit risk: For its commercial receivables the Group is not exposed to substantial credit risks, since there is a large customer range, with a wide spectrum of economic activity, in spite the general financial circumstances it may have a negative effect in revenues due to the difficulty of payments from mostly industrial clients.
The Group has no significant concentrations of credit risk with respect to derivative instruments, due to the fact that the Group monitors the credit ratings of counter parties and the level of contracts it enters into with any counter party.

Liquidity risk: Liquidity risk is connected with the need for adequate financing for the operation and development of the Group. The Group manages its liquidity risk by on-going monitoring of its cash flows. The Group budgets and monitors its cash flows and appropriately acts for available cash deposits and credit lines with the banks.

Money Market Conditions: The global depression and the continuing turmoil in the Money Market, are leading to a deceleration of economic development, with a consequence of a possible demand decrease of electricity, and an increase of doubtful accounts.

Risk of not having Fixed Asset insurance: PPC does not insure the fixed assets in use (with an exception of the information technology equipment), with a consequence that if a potential significant damage occurs would possibly have a significant adverse impact on PPC's profitability. Also, the material and spare parts, as well as, the liabilities against third parties are not insured.

Hydrologic Conditions: The evolution of the hydrologic conditions has a significant impact in the Company's profitability.

Risk from lignite extraction rights: On May 13th, 2008, PPC filed before the Court of First Instance of the European Communities(CFI), an application for annulment of the the Commission's Decision of March 5th 2008 regarding the granting by the Hellenic Republic of lignite extraction rights to PPC. The Greek State has intervened before the aforementioned Court in favour of PPC, while two undertaking–competitors of PPC – have intervened in favour of the European Commission. On February 19, the Hellenic Republic submitted its Observations before the CFI. Consequently, on February 25, 2009, a Commissioner's Letter was addressed to the Hellenic Republic as well as PPC, by which it is made known that the set of measures to be adopted by the Republic must include, the concession through

public tender procedures, as soon as possible, to enterprises with the exclusion of PPC, of the relevant lignite rights of the mines of Drama, Elassona, Vevi and Vegora, as well as the disposition of the related extracted amounts to third parties, excluding PPC (save for those cases where no valid offers have been submitted), and the abolishment of article 3 para 3 of Greek law 134/75 by which the relevant lignite extraction rights had been granted to PPC.
Finally, both the Hellenic Republic and PPC are requested by the said Letter of the Commission to submit their observations within the period of three (3) weeks. The said Letter is expected to be followed by the adoption of a (second) Commission Decision under Article 86 (3) of the EC Treaty.

Market risk: The Group is affected by the risk in increase in oil prices, natural gas prices and power prices in the Greek System as well as imports of electricity prices. The Group does not currently hedge against volatility in the abovementioned prices. In case of prices increase, higher than the prices that are included in the budget approved by the Board of Directors, this will have a material adverse effect in generation cost and in financial results in the financial year of reference.

CO_2 Emission allowances: The common ministerial decision 52115/2970/E103/2008 (Governmental Gazette 2575/B/19.12.2008) approved the Greek National Allocation Plan for the period 2008 – 2012. PPC buys on a neat basis CO_2 emission rights in order to cover the shortage between the allocated rights and the actual CO_2 emissions. This shortage, according to the prevailed conditions, (Electricity demand, new units, hydrologic conditions etc), is estimated to fluctuate between 30 million tones to 45 million tones of CO_2 emissions during the five year period. In case the estimates for the shortage are not realised, or/and the prices increase more than the estimates for CO_2 emissions rights, it will lead to an intense negative reaction to generation cost and as a consequence, to the Company's financial results.
In addition, any change in the environmental legislation will affect significantly the Group's financial results.

Merchandise price risk: Prices for primary material that the Group uses, except fuel, for its operation and development are defined by the international markets resulting to the Group's exposure to the fluctuation risk of the relevant prices.

Regulative risk: Since power tariffs remain regulated, there is risk that tariff increases might not reflect changes in power cost production of the Parent Company.

Regulatory Risk: Pontential changes in the regulatory framework of the electricity may have a material adverse effect on the Company's financial results.

Credit Rating Risk: After the recent international financial crisis, the international Rating market, apply highly strict criteria in the area of liquidity adequancy, having as a result even if a company has ensured, among other, a reliable coverage plan for the capital needs, to face the danger of downgrading of its rating, if the Rating Agencies, at their own descretion assume that companies do not fulfill such strict criteria.
Furthermore, the Rating House Standard and Poor's assumes that the uncertainty of PPCs' capability to minimize the flactuation in its profitability, due to the fact that the fuel price increases can not be included in the regulative tariffs, is an adequate condition, for down grading in PPC's credit rating.

Risk of exposure in competition: It is anticipated that a significant share of the market will be lost due to the increase of competition that the Group is facing in the sectors of energy generation and supply. This risk is intensified due to the existance of a regulatory framework that it is still in a transitional period, in combination with the distortion of existing tariffs that create conditions of commetting that are detertimental to PPC.

Last Resort Risk: PPC's role as last resort has a negative impact on the Company's profitability, especially in combination with "competition" as described above.

Risk from regulated rate of return on Network activities: The regulated rate of return on the Network investements may have a negative impact in the Groups' profitability, if it does not provide a reasonable return in the invested capital. Significant decisions are still pending for the contribution of third parties suppliers.

Risk from Public Service Obligations (PSOs): The Group might not be fully compensated for providing Public Service Obligations. Significant decisions are still pending for the contribution of third parties suppliers.

Risk from Future Pension Liabilities: PPC may have significant pension liabilities in the future. Despite the fact that, under the present social security law the Company believes that there will be no future obligation to cover any deficit between income and expenses to PPC-PIO, there can be no assurance that in the future there will be no change in the social security law.

Litigations Risk: The Group is a defendant in several legal proceedings, whereas any outcome against PPC will have a significant impact on the financial results.

Risk from alterations in tax and other regulations: Any potential alteration in tax and other regulations refering to the period when PPC was not a Societe Anonyme, might have a negative impact on the financial results.

BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates for 2008 are as follows:

	December 31, 2008	
	Receivable	**Payable**
Subsidiaries		
- PPC Telecommunications S.A.	122	-
- PPC Renewables S.A.	17,112	(8,736)
- PPC Rhodes S.A.	33	-
- Arkadikos Ilios Ena S.A.	35	-
- Arkadikos Ilios Dio S.A.	9	-
	17,311	**(8,736)**
Associates		
- PPC Renewables ROKAS S.A.	-	(195)
- PPC Renewables TERNA Energiaki S.A.	-	-
- PPC Renewables DIEKAT Energy S.A.	-	-
- PPC Renewables MEK Energiaki S.A.	-	-
- EEN VOIOTIA S.A.	-	(2,550)
- TELLAS	-	-
- LARCO (energy, lignite and	24,924	-
- SENCAP S.A.	137	-

	25,061	**(2,745)**
Other		
- HTSO	548,834	(617,820)
	548,834	**(617,820)**

PPC's transactions with its subsidiaries and its associates for 2008 are as follows:

	2008	
	Invoiced to	**Invoiced from**
Subsidiaries		
- PPC Telecommunications S.A.	35	-
- PPC Renewables S.A.	15,507	(14,926)
- PPC Rhodes S.A.	10	-
- Arkadikos Ilios Ena S.A.	34	-
- Arkadikos Ilios Dio S.A.	9	-
	15,595	**(14,926)**
Associates		
PPC Renewables ROKAS S.A.	147	(1,468)
PPC Renewables TERNA Energiaki S.A.	3	-
PPC Renewables DIEKAT Energy S.A.	2	-
PPC Renewables MEK Energiaki S.A.	21	-
EEN VOIOTIA S.A.	188	-
Tellas	-	-
Larco (energy and ash)	67,960	(7,880)
Sencap	(122)	-
	68,199	**(9,348)**
Other		
- HTSO (note 1)	291,180	-
- Use of the transmission system	13,201	-
- Fees for seconded staff	-	
- Access to and operation of transmission system	-	(336.491)
- Energy purchases	-	(603,504)
- Other services rendered	21,616	-
	325,997	**(939.995)**

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15% increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A.. The value of PPC's lignite procurement based on this contract, for the year 2008, amounted Euro 9.4 million approximately. In December 2008, LARCO S.A. temporarily interrupted the supply of lignite due to bad weather that didn't allow to operate the Mine.

Transactions and balances with other government owned entities: The following table presents purchases and balances with government owned entities Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	December 31, 2008		December 31, 2007	
	Purchases	**Balance**	**Purchases**	**Balance**
ELPE, purchases of liquid fuel	418.269	12.836	642,688	11,706
DEPA, purchases of natural gas	849.942	60.595	629,235	45,350
	1.268.211	**73.431**	**1,271,923**	**57,056**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

Management compensation: Fees concerning the Group's management members (Board of Directors and General Managers) for the year, 2008 and 2007, have as follows:

	GROUP		COMPANY	
	2008	**2007**	**2008**	**2007**
Compensation of members of the Board of Directors				
- Executive members of the Board of Directors	866	764	500	477
- Non-executive members of the Board of Directors	368	493	230	243
- Compensation / Extra fees	344	70	-	-
- Contribution to defined contribution plans	7	5	-	-
- Other Benefits	6	2	6	2
	1,591	**1,334**	**736**	**722**
Compensation of Vice Managing Directors and General Managers				
- Regular compensation	1,608	1,397	1,608	1,397
- Contribution to defined contribution plans	180	150	180	150
- Compensation / Extra fees	261	-	261	-
	2,049	**1,547**	**2,049**	**1,547**
Total	**3,640**	**2,881**	**2,785**	**2,269**

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds. Also, it does not include the electricity benefit based on the PPC personnel invoice to the Board of Director members, the Vice Managing Directors and the General Managers.

EXPLANATORY REPORT OF BOARD OF DIRECTORS

(Article 4, paragraph 7&8 of L. 3556)

a) Share Capital Structure

The Company's share capital amounts to Euro 1,067,200,000 divided into 232,000,000 ordinary registered shares with a nominal value of Euro 4.60 each.

b) Restrictions in transferring Company shares

The Greek State's percentage, in PPC's share capital, cannot be less than 51%, according to article 43 para.3 of L. 2773/1999.

c) Significant direct or indirect participations to articles 9 to 11 of L. 3356/2007

Basic participant is the Greek State holding 51,12%.

Significant participation (over 5%) at December 31, 2008, apart from the Greek State, is only Capital Research and Management Company:

On 21/11/2007	1. "Capital Research and Management Company" 1.1 "EuroPacific Growth Fund"	5.4196% 5.0201%
On 18/09/2008	2. "EuroPacific Growth Fund" decreased percentage from 5.0201% to	4.8256%
On 11/02/2009	3. "Capital Research and Management Company" decreased percentage from 5.0376% to	4.5635%

d) Shares with special control rights

There are no shares granting special control rights, stricto sensu. It is hereby noted, the procedure of election of the members of the Board of Directors, (article 10 of the Company's statutes), through two General Shareholders' Assemblies. Only the majority shareholder – the Greek State – participates in one, while the minority shareholders participate in the other.

e) Voting rights restrictions

- According to article 8 par.2 of the Company's Articles of Incorporation in force, in case that the participation of another shareholder (other than the Greek State) or of its affiliate companies exceeds, in total, five (5) percent of the Company's voting shares, the shareholder concerned or its affiliated companies shall not be entitled to participate in and vote at the General Assembly with regard to the amount in excess of the said five percent.

- According to article 8 par.3 of the Company's Articles of Association in force, Banks and other agencies abroad, which, pursuant to the Law of the country of their establishment, issue share warrants, provided they have issued such warrants in favour of an individual beneficiary exceeding five (5) percent of the Company's voting shares, shall not be entitled to participate in the General Assembly nor vote on behalf of the beneficiary concerned in regard to the amount in excess of the said percentage. It is noted that the above clauses can only be amended by Law and not by a General Assembly resolution.

- According to article 10 par.2 of the Company's Articles of Incorporation in force, the minority shareholders are not entitled to participate in the General Assembly of the majority shareholder (the Greek State), by which six (6) members of the Board of Directors, the CEO included, are elected.

- According to article 20 of the Company's Articles of Incorporation in force, whenever an election of a minority representative to the Board of Directors is required (it is provided in article 10 par.2c that two minority representatives participate in the Board of Directors) a Special Assembly is convened, which only the minority shareholders and not the Greek State-majority shareholder- are entitled to attend.

f) Agreements between Company shareholders

The Company has no knowledge of agreements existing between its shareholders

g) Regulations on appointing and replacing members of the Board of Directors and on amending the Articles of Incorporation.

According to article 10 of the Company's Articles of Incorporation in force, the Company's Board of Directors is composed of eleven (11) members, among which :

- Six (6) members, including the CEO, are elected by the General Assembly of the majority shareholder (the Greek State) in which the minority shareholders are not entitled to participate
- Two (2) members representing the Company's employees, are elected by the members of the Most Representative Trade Union of the Company.
- Two (2) members are elected by a Special Assembly of the minority shareholders, in which the Greek State is not entitled to participate.
- One (1) member is designated by the Economic and Social Committee and comes from agencies performing activities similar to those of the Company.

In the event that the minority shareholders have not appointed their representatives in the Board of Directors or in the event they have not filled in the office of the said members, this shall not impede the Board of Directors' constitution and functioning.

According to article 10 par.5a of the Company's Articles of Incorporation in force, in case that, for whichever reason, there is a vacancy in the office of a member of the Board of Directors elected by the General Assembly of the majority shareholder, the remaining Board members shall elect another member for the balance of the term of the vacant member and such election is certified at the next meeting of the General Assembly.

According to article 10 par.5b of the Company's Articles of Incorporation in force, in case that, for whichever reason, there is a vacancy in the office of a member of the Board of Directors other that those elected by the General Assembly of the majority shareholder, they shall be substituted by means of the same procedure applied for their election or appointment.

h) Duties of the Board of Directors with regard to the issuance of new or the purchase of own shares.

According to article 7 par.2 of the Company's Articles of Incorporation in force, the Company may, by resolution of the Board of Directors, issue provisional share warrants, which shall be exchanged for the final ones upon their issue.

Article 16 of Codified Law 2190/1920, as amended and currently in force, provides for the Company's ability to purchase own shares, with the Board of Directors responsibility, under the requirements specifically indicated by the above article. There is no provision in the Company's Articles of Incorporation in force, concerning specifically the Board of Directors' competence for the purchase of own shares.

i) Significant agreements that become effective, are amended or terminated in the event of change of control.

Many loan agreements provide that, in case of an alteration in ownership, if the participation of the Greek State in the Company's share capital is reduced to less than 51%, the fact is termed as an event of default. In addition, the change in PPC's share capital, which will lead to change in control over the Company is a reason for dissolution of the shareholders' agreement between PPC and Contour Global, relating to SENCAP. Change in control over the Company is considered any case leading to the loss by a person or a legal entity of the ownership of the majority of shares in a company or loss of the possibility of appointing management or exercise material influence during important decision making by the controlled company.

j) ***Agreements with members of the Board of Directors or Company Personnel.***

There are no share distribution programmes to members of the Board of Directors and/ or employees of the Company.

PPC has signed contracts with the Chairman and Chief Executive Officer mr T. Athanassopoulos and with the Vice Chairman mr N. Chatziargyriou.

Athens, March 24, 2009

The Board of Directors

ENGLISH TRANSLATION FROM THE GREEK ORIGINAL

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Public Power Corporation S.A.:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Public Power Corporation S.A. ("the Company") and its subsidiaries ("the Group') and the Company's separate financial statements which comprise the balance sheet of the Group and the Company as at December 31, 2008, and the income statements, statements of changes in equity and cash flow statements of the Group and the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated and Company's separate financial statements in accordance with International Financial Reporting Standards as adopted by the European Union. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated and Company's separate financial statements based on our audit. Except as discussed in the following paragraph, we conducted our audit in accordance with the Greek Auditing Standards, which are based on International Standards of Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

As further discussed in Note 15 to the consolidated financial statements, the Group in applying the equity method of accounting recognized its share of loss of Euro 22.5 million in the income statement during the year ended December 31, 2008. This amount was determined by using unaudited financial information prepared under different accounting policies and methods than those applied by the Group, a basis which is not in accordance with the provisions of IAS 28 "Investments in Associates". As a result, we are not in a position to assess whether the above amounts are correctly determined.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary on the consolidated financial statements, had we been able to satisfy ourselves as to the application of the equity method on one of the Group's associate, the consolidated and the Company's separate financial statements present fairly, in all material respects, the financial position of the Group and the Company as of December 31, 2008, and the financial performance and the cash flows of the Group and the Company for the year then ended in accordance with International Financial Reporting Standards that have been adopted the European Union.

Report on other legal and regulatory requirements
We have verified the consistency of the Board of Directors' Report with the accompanying financial statements with respect to the information that is required by articles 43a, 107 and 37 of C.L.2190/1920.

We have also audited the Company's unbundled balance sheets as at December 31, 2008 and the unbundled statements of income before tax for the period from January 1, 2008 to December 31, 2008. Management is responsible for the preparation for these balance sheets and statements of income before tax ("the unbundled financial statements") in accordance with Law 2773/1999, Law 3426/2005 and the unbundling methodology approved by the Regulatory Authority for Energy which is further discussed in detail in Appendix I in the accompanying notes.

The audit of the unbundled financial statements mainly includes the determination of whether the Company has properly applied the unbundling allocation rules and whether it has complied with its obligation for the avoidance of discriminations and cross-subsidizations among activities.

In our opinion, except for the effect of such adjustments, if any, as might have been determined to be necessary on the consolidated financial statements, had we been able to satisfy ourselves as to the application of the equity method on one of the Group's associates, the unbundled financial statements presented in Appendix I in the accompanying notes have been prepared in accordance with Law 2773/1999, Law 3426/2005 and the unbundling methodology approved by the Regulatory Authority for Energy .

Athens, March 24, 2009

The Certified Auditors Accountants

Vassilios Kaminaris
SOEL No. 20411

Ernst & Young (Hellas) S.A.
Certified Auditors Accountans
(SOEL No. 107)
11th Klm Nt Rd Athens Lamia
144 51 Metamorfosi

INDEX TO THE FINANCIAL STATEMENTS

PUBLIC POWER CORPORATION S.A.
STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

		Group		Company	
	Note	**2008**	**2007**	**2008**	**2007**
REVENUES:					
Revenue from energy sales	4	5,437,611	4,788,757	5,437,611	4,776,954
Other sales	4	385,872	365,411	385,659	365,348
		5,823,483	**5,154,168**	**5,823,270**	**5,142,302**
EXPENSES:					
Payroll cost	5	1,076,158	1,082,673	1,071,950	1,078,667
Lignite		752,052	742,105	752,052	742,105
Liquid Fuel		1,074,564	786,974	1,074,564	786,974
Natural Gas		850,435	629,236	850,435	629,236
Depreciation and Amortization	6	430,465	486,652	425,426	481,799
Energy purchases		999,798	650,202	1,014,863	650,202
Materials and consumables		102,481	100,358	102,373	100,279
Transmission system usage	16	336,491	301,989	336,491	301,989
Utilities and maintenance		104,977	80,553	102,971	79,871
Third party fees		45,361	34,151	42,443	32,642
Emission allowances	12, 34	109,777	7,430	109,777	7,430
Provision for risks		24,306	(25,597)	24,306	(25,597)
Provision for slow – moving materials	17	7,371	2,468	7,345	2,468
Allowance for doubtful balances		27,393	(14,897)	27,393	(14,897)
Financial expenses	7	217,819	183,582	217,755	183,557
Financial income	8	(31,124)	(29,069)	(106,131)	(28,786)
Other (income) expenses, net	9	52,588	43,246	50,516	38,165
Loss of impairment on associate		-	-	30,800	6,232
Gain of sale of associates, net	15	-	(165,000)	-	-
Loss / (Gain) of associates and joint ventures, net	14, 15	23,814	(12,300)	-	-
Foreign currency gains, net		14,649	(6,944)	14,649	(6,944)
		6,219,375	**4,877,812**	**6,149,978**	**5,045,392**
(LOSS)/ PROFIT BEFORE TAX		**(395,892)**	**276,356**	**(326,708)**	**96,910**
Income tax expense	10	90,013	(54,047)	93,747	(30,383)
(LOSS) / PROFIT FOR THE YEAR NET		**(305,879)**	**222,309**	**(232,961)**	**66,527**
(Loss)/Profit Earnings per share, basic and diluted		(1,32)	0,96		
Weighted average number of shares		232,000,000	232,000,000		

The accompanying notes are an integral part of these financial statements.

PUBLIC POWER CORPORATION S.A.

BALANCE SHEETS

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Note	Group		Company	
ASSETS		**31/12/2008**	**31/12/2007**	**31/12/2008**	**31/12/2007**
Non – Current Assets:					
Tangible Assets	11	11,854,392	11,432,877	11,789,209	11,374,519
Intangible assets, net	12	5,870	21,173	5,801	21,120
Investments in subsidiaries	13	-	-	75,761	137,934
Investments in joint ventures	14	140	1,368	2,570	2,570
Investments in associates	15	12,118	34,027	-	30,800
Available for sale financial assets	20	23,256	72,453	23,256	72,453
Other non- current assets		8,809	10,530	7,909	9,941
Total non-current assets		11,904,585	11,572,428	11,904,506	11,649,337
Current Assets:					
Materials, spare parts and supplies, net	17	762,537	708,736	761,792	707,973
Trade receivables, net	18	865,179	782,658	865,179	782,658
Other receivables, net	19	254,796	152,253	271,646	153,928
Income tax receivable		35,072	7,450	26,372	25,995
Other current assets		28,604	22,168	28,355	21,938
Cash and cash equivalents	21	103,450	189,735	100,391	21,484
Derivative asset	27	-	4,977	-	4,977
Total Current Assets		2,049,638	1,867,977	2,053,735	1,718,953
Total Assets		13,954,223	13,440,405	13,958,241	13,368,290
EQUITY AND LIABILITIES					
EQUITY:					
Share capital	22	1,067,200	1,067,200	1,067,200	1,067,200
Share premium		106,679	106,679	106,679	106,679
Legal reserve	23	45,628	45,628	45,628	45,628
Fixed assets' statutory revaluation surplus included in share capital		(947,342)	(947,342)	(947,342)	(947,342)
Revaluation surplus		4,256,570	4,175,422	4,230,543	4,150,222
Other Reserves	24	211,532	262,074	211,532	262,074
Retained earnings		241,099	570,240	267,707	523,827
Total Equity		4,981,366	5,279,901	4,981,947	5,208,288
Non-Current Liabilities:					
Interest bearing loans and borrowings	26	2,821,696	2,769,775	2,821,696	2,769,775
Post retirement benefits	28	234,513	241,037	234,513	241,037
Provisions	29	231,747	213,486	231,747	213,486
Deferred tax liabilities	10	151,571	323,270	155,648	329,716
Deferred customers' contributions and subsidies	30	1,980,003	1,835,913	1,973,855	1,829,350
Other non-current liabilities	31	501,574	465,678	501,574	465,678
Total Non-Current Liabilities		5,921,104	5,849,159	5,919,033	5,849,042
Current Liabilities:					
Trade and other payables	32	929,653	903,457	936,712	903,736
Short – term borrowings	33	358,500	196,900	357,500	196,900
Current portion of interest bearing loans and borrowings	26	1,490,781	1,026,766	1,490,765	1,026,766
Dividends payable	25	238	231	238	231
Accrued and other current liabilities	34	272,332	183,991	271,797	183,327
Derivative liabilities	27	249	-	249	-
Total Current Liabilities		3,051,753	2,311,345	3,057,261	2,310,960
Total Liabilities and Equity		13,954,223	13,440,405	13,958,241	13,368,290

The accompanying notes are an integral part of these financial statements.

PUBLIC POWER CORPORATION S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

					Other Reserves					
	Share Capital	**Share Premium**	**Legal Reserve**	**Revaluation Surplus**	**Reversal of Fixed Assets Statutory Revaluation Surplus**	**Fair value of available for sale financial assets**	**Tax - free and Other Reserve**	**Other Reserves Total**	**Retained Earnings**	**Total Equity**
Balance, as revised, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	387,991	5,078,431
Fair value of available for sale financial assets (note 20)	-	-	-	-	-	16,407	-	16,407	-	16,407
Total income for the year recognized directly in equity	-	-	-	-	-	**16,407**	-	**16,407**	-	**16,407**
Net income for the year	-	-	-	-	-	-	-	-	222,309	222,309
Total income and expense recognized for the period	-	-	-	-	-	**16,407**	-	**16,407**	**222,309**	**238,716**
Dividends (note 25)	-	-	-	-	-	-	-	-	(37,120)	(37,120)
Transfers	-	-	3,164	-	-	-	(350)	(350)	(2,814)	-
Other movements	-	-	-	-	-	-	-	-	(126)	(126)
Balance, December 31, 2007	**1,067,200**	**106,679**	**45,628**	**4,175,422**	**(947,342)**	**53,641**	**208,433**	**262,074**	**570,240**	**5,279,901**
Fair value of available for sale financial assets (note 20)	-	-	-	-	-	(50,542)	-	(50,542)	-	(50,542)
Effect of Deffered tax due to change in tax rates	-	-	-	81,148	-	-	-	-	-	81,148
Total income for the year recognized directly in equity	-	-	-	**81,148**	-	**(50,542)**	-	**(50,542)**	-	**30,606**
Net loss for the year	-	-	-	-	-	-	-	-	(305,879)	(305,879)
Total income and expense recognized for the period	-	-	-	**81,148**	-	**(50,542)**	-	**(50,542)**	**(305,879)**	**(275,273)**
Dividends (note 25)	-	-	-	-	-	-	-	-	(23,200)	(23,200)
Other movements	-	-	-	-	-	-	-	-	(62)	(62)
Balance, December 31, 2008	**1,067,200**	**106,679**	**45,628**	**4,256,570**	**(947,342)**	**3,099**	**208,433**	**211,532**	**241,099**	**4,981,366**

The accompanying notes are an integral part of these financial statements.

PUBLIC POWER CORPORATION S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

						Other Reserves				
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Fixed Assets Statutory Revaluation Surplus	Fair value of available for sale financial assets	Tax - free and Other Reserve	Other Reserves Total	Retained Earnings	Total Equity
Balance, as revised, December 31, 2006	**1,067,200**	**106,679**	**42,464**	**4,175,422**	**(947,342)**	**37,234**	**208,783**	**246,017**	**467,898**	**5,158,338**
Fair value of available for sale financial assets (note 20)	-	-	-	-	-	16,407	-	16,407	-	16,407
Derecognition of revaluation surplus of fixed assets spinned off	-	-	-	(29,336)	-	-	-	-	29,336	-
Derecognition of deferred tax	-	-	-	4,136	-	-	-	-	-	4,136
Total income / (expense) for the year recognized directly in equity	-	-	-	**(25,200)**	-	**16,407**	-	**16,407**	**29,336**	**20,543**
Net income for the year	-	-	-	-	-	-	-	-	66,527	66,527
Total income and expense recognized for the period	-	-	-	**(25,200)**	-	**16,407**	-	**16,407**	**95,863**	**87,070**
Dividends (note 25)	-	-	-	-	-	-	-	-	(37,120)	(37,120)
Transfers	-	-	3,164	-	-	-	(350)	(350)	(2,814)	-
Other movements	-	-	-	-	-	-	-	-	-	-
Balance, December 31, 2007	**1,067,200**	**106,679**	**45,628**	**4,150,222**	**(947,342)**	**53,641**	**208,433**	**262,074**	**523,827**	**5,208,288**
Fair value of available for sale financial assets (note 20)	-	-	-	-	-	(50,542)	-	(50,542)	-	(50,542)
Effect of Deffered tax due to change in tax rates	-	-	-	80,321	-	-	-	-	-	80,321
Total income for the year recognized directly in equity	-	-	-	**80,321**	-	**(50,542)**	-	**(50,542)**	-	**29,779**
Net loss for the year	-	-	-	-	-	-	-	-	(232,961)	(232,961)
Total income and expense recognized for the period	-	-	-	**80,321**	-	**(50,542)**	-	**(50,542)**	**(232,961)**	**(203,182)**
Dividends (note 25)	-	-	-	-	-	-	-	-	(23,200)	(23,200)
Other Movements	-	-	-	-	-	-	-	-	41	41
Balance, December 31, 2008	**1,067,200**	**106,679**	**45,628**	**4,230,543**	**(947,342)**	**3,099**	**208,433**	**211,532**	**267,707**	**4,981,947**

The accompanying notes are an integral part of these financial statements.

PUBLIC POWER CORPORATION S.A.
STATEMENTS OF CASH FLOWS

(All amounts in thousands of Euro, unless otherwise stated)

	Group		Company	
	2008	**2007**	**2008**	**2007**
Cash flows from operating activities				
(Loss)/Profit before tax from continuing operations	(395,892)	276,356	(326,708)	96.910
Adjustments:				
Depreciation and amortization	581,868	633,461	576,415	628.202
Amortization of customers' contributions and subsidies	(67,549)	(61,507)	(67,135)	(61.101)
Provision for CO_2	108,073		108,073	
Fair value gain of derivative instruments	5,226	(1,041)	5,226	(1.041)
Impairment of subsidiaries under liquidation	-	-	-	-
Impairment loss on associate	-	-	30,800	6.232
Gain on sale of associates	-	(165,000)	-	-
Gain from disposal group	-	-	-	(3.745)
Share of (profit)/ loss of associates	23,814	(12,300)	-	-
Interest income	(23,198)	(23,232)	(98,206)	(22.949)
Sundry provisions	53,014	(38,387)	52,988	(38.387)
Impairment loss on emission rights purchased	-	4,923	-	4.923
Unrealized foreign exchange losses on interest bearing loans and borrowings	5,002	453	5,002	453
Unbilled revenue	(18,959)	(33,562)	(18,959)	(33.562)
Retirements of fixed assets and software	14,095	8,944	13,994	9.200
Amortization of loan origination fees	1,721	2,164	2,032	2.164
Interest expense	202,481	172,890	202,432	172.865
Operating profit before working capital changes	**489,696**	**764,162**	**485,954**	**760.164**
(Increase)/decrease in :				
Accounts receivable, trade and other	(193,498)	(35,910)	(208,673)	(36.508)
Other current assets	(6,436)	(8,791)	(6,417)	(8.433)
Materials, spare parts and supplies	(61,172)	(98,084)	(61,164)	(96.987)
Increase/(decrease) in :				
Trade and other payables	26,196	73,054	32,978	73.605
Other non – current liabilities	35,896	31,817	35,896	31.817
Accrued/ other liabilities excluding interest	(8,929)	(16,603)	(8,753)	(17.267)
Income tax paid	(27,540)	(8,754)		
Net Cash from Operating Activities	**254.213**	**700,891**	**269,821**	**706,391**
Cash Flows from Investing Activities				
Interest received	23,198	23,554	98,206	22.949
Capital expenditure of fixed assets and software	(1,034,306)	(861,195)	(1,022,036)	(854.591)
Proceeds from sale of associates	-	175,000	-	-
Proceeds from customers' contributions and subsidies	211,639	205,544	211,640	205.007
Investments in subsidiaries and associates	(1,146)	(20,219)	62,173	(20.455)
Net Cash used in Investing Activities	**(800.615)**	**(477,316))**	**(650,017)**	**(647,090)**
Cash Flows from Financing Activities				
Net change in short term borrowings	161,600	79,300	160,600	79.300
Proceeds from interest bearing loans and borrowings	1,182,016	985,000	1,182,000	985.000
Principal payments of interest bearing bonds and borrowings	(671,082)	(918,102)	(671,082)	(918.102)
Interest paid	(189,224)	(171,668)	(189,222)	(171.643)
Dividends paid	(23,193)	(37,101)	(23,193)	(37.101)
Net Cash used in Financing Activities	**460.117**	**(62,571)**	**459,103**	**(62,546)**
Net increase/(decrease) in cash and cash equivalents	(86.285)	161,004	78,907	(3,245)
Cash and cash equivalents at beginning of year	189.735	28,731	21,484	24,729
Cash and cash equivalents at the end of the year	103.450	189,735	100,391	21,484

The accompanying notes are an integral part of these financial statements.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

NOTES TO THE FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or the "Parent Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece.

In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalization Law"), which provided for, among other provisions, the transformation of PPC into a sociėté anonyme. PPC's transformation to a sociėté anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years.

Effective December 2001, PPC's shares are listed on the Athens and the London Stock Exchanges.

The accompanying financial statements include the separate financial statements of PPC and the consolidated financial statements of PPC and its subsidiaries ("the Group"). In addition, based on L. 2773/199 and L. 3426/2005, the unbundled financial statements are presented at appendix I, of the separate and consolidated financial statements.

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece.

At December 31, 2008 and 2007, the number of staff employed by the Group was approximately 23,611 and 24,602, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

At December 31, 2008, 239 employees (2007: 178), have been transferred to several State agencies (ministries, organizations, etc.) out of which, 193 were compensated by PPC (2007: 175). The total payroll cost of such employees, at December 31, 2008, amounted to Euro 9,221 (2007: Euro 9,116), and is included in the income statement.

As a vertically integrated electric utility, PPC generates electricity in its own 63 power generating stations (33 additional stations were transferred to PPC Renewables, through the spin off procedure in 2007) facilitates the transmission of electricity through approximately 12,017 kilometres of high voltage power lines and distributes electricity to consumers through approximately 217,200 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its own lignite mines.

PPC has also constructed approximately 1,900 kilometres of fibre-optic network along its transmission lines, almost 200 kilometres of urban underground fibre optics network and almost 17 kilometres of underwater fibre optics network.

2. LEGAL FRAMEWORK

Until the enactment of Law 2773/1999 (as amended by Law 3175/2003, 3426/2005 and 3587/2007), referred to as "the Liberalization Law", PPC operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy.

In 1999, the Hellenic Republic enacted the Liberalization Law, which incorporated the provisions of Directive 96/92/EC and at a later date Directive 2003/54/EC of the European Parliament and of the Council of the European Union into Greek legislation and which liberalized the Greek electricity market.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Provision of Law 2773/1999

The Liberalization Law provided for, among other provisions, the transformation of PPC into a société anonyme from January 1, 2001 (by virtue of Presidential Decree 333/2000).

Provisions for the establishment of Hellenic Electricity Transmission System Operator S.A. ("HTSO"): The Liberalization Law provided for the establishment of the System Operator, a société anonyme operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/2000, through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which, among others, specifies the following:

1. HTSO was incorporated to provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers, manage the scheduling and dispatch, settle imbalances and maintain the stability and security of the interconnected transmission system.
2. The share capital of the HTSO is set at Euro 293. The Greek State must always own at least 51% of HTSO's share capital.
3. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff are regulated by a contract between PPC and the HTSO. HTSO compensates PPC for the respective costs.
4. PPC has the exclusive ownership rights of the transmission system and will be compensated by HTSO.

In February 2001, PPC and HTSO entered into an agreement as described under item (3) above.

At December 31, 2008, 129 PPC employees (2007: 137), had been transferred to the HTSO, (these employees remain on PPC's payroll). Under the terms of such agreement, PPC is reimbursed for all payroll and other benefits as well as employer's contributions, plus a percentage (at present 6%) reflecting any other type of indirect cost relating to the administrative support services of such employees.

In May 2001, PPC and HTSO entered into another agreement as described under item (4) above, which was approved by the Regulatory Authority of Energy ("RAE") and the Ministry of Development. As specified in the agreement, in the Liberalisation Law and in the Grid Code, the calculation of the compensation fee incorporates PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system.

The related charges from all the above agreements in the period ended December 31, 2008 are presented in note **16**.

Provisions of Law 3175/2003

The main provisions of Law 3175/2003 were the following:

- HTSO, through a tender process has been given the permit to conclude generation capacity contracts in order to secure the availability of sufficient capacity and adequate reserve margins on a long–term basis.

  The volume of the generation capacity contracts would be defined by the outcome of a purpose study regarding the needs for a sufficient capacity and the existence of adequate and secure reserve margins. The maximum volume of generation capacity contracts, that HTSO was permitted to conclude, was designated for up to a total of 900 MW and was related to capacity commissioned up to July 01, 2007.

  An additional capacity of up to 400MW could be commissioned, by taking into account the findings of the above mentioned purpose study.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

- PPC would not be allowed to participate, in the same period, to any tenders for the initial 900 MW, although it could participate for up to 50% of additional tenders, for the additional capacity of the 400 MW.
- PPC could freely and on equal terms participate in any further future tenders, above the 1,300 MW, for any capacity commissioned after July 01, 2007.
- A generation authorization is granted to PPC for the renewal and replacement of older units' capacity. After their replacement, these units remain in "cold reserve", their management is conducted in compliance with the Grid Code and is undertaken by the HTSO on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power.

Provisions of Law 3426/2005

The main provisions of Law 3426/2005 are the following:

- Competition in power generation and supply will be introduced through the granting of generating and supply licenses to interested entities, with the exception (if granted by the European Commission) of micro-isolated non-interconnected islands, as defined in Directive 54/03 EC (where generation and supply licenses are granted exclusively to PPC) with the exception of generation from renewable energy sources, hybrid plants and auto producers.
- The tender process, which HTSO was permitted to conclude for the 900 plus 400 MW generation capacity, refers to capacity commissioned up to December 31, 2010, instead of July 01, 2007.
- The provisions for unbundling were altered in order to include PPC's activities in Generation, Transmission, Distribution, Supply to Eligible Customers, Supply to non Eligible Customers and Operation to the non – interconnected islands.
- The operational unbundling of PPC's activities in Transmission, Distribution and Operation for the non-interconnected islands.
- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related purposes (such as telecommunications) and subject to obtaining any necessary licenses. For fiber optics no such approvals are required.
- PPC, as owner of the distribution network, accepts the applications for connecting to the network, operates, develops and maintains the network according to its planning and the directions of the Distribution System Operator and the Operator of the non-interconnected islands.
- All non-household consumers are considered eligible customers and are allowed to conclude supply contracts with energy suppliers on the basis of private agreements, with the exception of the non-interconnected micro isolated islands' consumers.
- As of July 1, 2007, all consumers are considered eligible customers. PPC will be supplying the non-interconnected micro isolated islands' consumers who are considered non-eligible customers.

The Distribution System Operator (DSO)

A combined Transmission and Distribution System Operator would be established by July 1, 2007. Until then, PPC would act as distribution system operator through the establishment of appropriate internal structures. This new independent entity would be formed through the expansion of the existing Transmission System Operator (HTSO), which would be renamed into Hellenic Transmission and

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Distribution Systems Operator (HTDSO). HTDSO would inherit all HTSO's responsibilities and would undertake the responsibilities of the DSO that are provided by the law such as:

- Ensuring the operation, development and maintenance of a technically robust and economically efficient Network.
- Ensuring the reliability, efficiency and security of the Network.
- Ensuring access to the Network of the generation and supply authorization holders as well as of the Eligible customers, in accordance with the terms and conditions stipulated in the Distribution Code.
- Ensuring the supply, installation, maintenance, good performance and replacement of metering equipment.

The Non-interconnected Islands Operator

PPC was appointed as the Operator for the non-interconnected islands. The activities of PPC as an operator were functionally unbundled from the rest of its activities. The Operator has, among others, the responsibilities for the distribution system operation as well as the ones for scheduling and dispatching of the generation units, according to the provisions of the Code for the Operation of the non-interconnected islands. PPC keeps separate accounts for the activities of generation, distribution and supply for those islands.

Public Service Obligations

Public Service Obligations (PSOs), as well as the holders of licenses, who shall be liable to provide such public service obligations, are defined by a Decision of the Minister of Development issued on June 13, 2007, and are (a) supply of energy to consumers of non – interconnected micro isolated islands, at the same rates, per category, as those of the interconnected system and (b) supply of energy at special rates to consumers with extended families (more than three children), as those are defined in relevant legislation.

The Minister of Development, also issued, a Decision, following a relevant opinion by RAE, which defines the methodology for the calculation of the compensation due for the provision of public service obligations to the license holders that provide them.

The amount of the above mentioned compensation for providing public service obligations will be approved each year, by a Decision of the Minister of Development, after a relevant opinion by RAE and will be paid under the condition that, electricity companies will keep separate accounts depicting at least (a) the compensation granted to them for providing public service obligations and (b) charges they impose to their customers relating to such services.

On March 2008, PPC has communicated to RAE the quantification of the yearly compensation for the recovery of expenses relating to providing public service obligations for the year 2007.

By its opinion no 309/2008 to the Minister of Development, the Regulatory Authority for Energy (RAE) has defined the yearly return for covering Public Service Obligations for the year 2007 to Euro 450 million approximately. The return is incorporated in PPC's invoices for supplying power and consequently in its revenues for the year 2008.

On December 2008, PPC has notified RAE the evaluation for the Public Service Obligations compensation for 2008, amounted Euro 546 million. RAE has not yet pronounced to the Ministry of Development the approval of the amount. It should be noted that according to the Ministers' announcements there will be no increase in PPCs' invoices for 2009.

Provisions of Law 3587/2007.

The main provision of Law 3587/2007 is an additional permit for electricity generation of 800 MW (in addition of the permits given with the Law 3175/2003) that was granted to PPC for the replacement of old

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

units with new. According to law 3175/2003 (as amended with Law 3426/2005) PPC was given generation licenses for the renewal and replacement of older units, of a total power up to 1600MW. Those older units, after their replacement would remain in cold reserve and its management is being conducted in compliance with the Grid Code and is undertaken by the Hellenic Transmission System Operator (HTSO), on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power. In addition, a generation license of up to 800 MW was granted for the replacement until 2017, of older units by modern ones. The law provides that the old units will be dismantled after they cease to operate.

The Minister of Development in 2007 with a letter sent to PPC's Chairman of the Board and Chief Executive Officer accepted PPC's proposal to put in cold reserve or/and replace units of a power up to 800MW (Law 3175/2003), in excess of the above mentioned, in the context of its business plan, under the provision that those will replace old polluting and poorly performing units.

In addition, it is reported that a relevant legislative amendment will be filed, based on which PPC will be allowed, without restriction or limit, to further install new units to replace old polluting ones.

Provisions of Law 3468/2006

Main provisions of Law 3468/2006 concerning "Electricity generation from Renewable Energy Sources (RES) and High Efficiency Co-generation of Heat and Power (HE-CHP)" are:

- The incorporation of Directive 2001/77/EC in the national legislation and the adaptation of the national legislation to the relative obligations that result from the Kyoto Protocol that already has been ratified by Law 3017/2002 and the National Allocation Plan for the Distribution of CO_2 gas emissions.
- The simplification and acceleration of the licensing procedure for RES and HE-CHP projects.
- The improvement of the legislative framework for licensing, operation and pricing of electricity from RES and HE-CHP plants (prices will no longer be defined as percentages on PPC's invoices, credit for the capacity in the interconnected system will be abolished, etc.).

Ministerial decisions

According to the provisions of Ministerial Decision 23860/30-11-2007 concerning PPC tariffs' increase (December 2007) and the modification of the supply code, a fuel adjustment mechanism is established. The purpose of the mechanism is to minimize the risks caused to PPC due to the high volatility of imported fuel prices in the sense that they have a significant effect in PPC's operational cost which can not be recovered by the regulated tariffs. In December 2008, it was asked by the Minister of Development a consultatory response by RAE for the application of the fuel clause after 1-1-2010. Finally, with the ministerial decision of 598/15.01.09 the application of the fuel clause is postponed until 1-1-2010.

Provisions of Law 3734/2009

With the provisions of Law 3734/2009, Greek legislation is harmonized with the Directive 2004/8/EC of the European Parliament and of the Council related to the promotion of energy cogeneration and the modification of Directive 92/42/EEC and is supplemented by the legal framework for the promotion of two or more useful forms of energy cogeneration. The basic provisions of Law 3743/2009 regarding PPC are:

- Regulation of issues related to the expropriation and relocation that concern the hydroelectric project of Mesochora.
- Regulation of issues related to power production from Renewable Energy Sources, specifically issues related to photovoltaic units and issues related to the connection of power production units from Renewable Energy Sources.

- It is granted to PPC a power production license to renew and replace old units with new technology units, without voltage limitation.
- From hereafter the pending applications that PPC has submitted according to Law 3175/2003 and Law 3587/2007 are under the regulations of this Law.
- The validity of the Temporary Integrated Production License that was granted according to Law 2941/2001 to PPC units, referring to Law 2773/1999 and is included in the Integrated Production License of PPC, is extended until December 31, 2013.
- At the PPCs' units that have granted production licenses from January 24, 2002 until the appliance of this Law, it is granted a Temporary Production License until December 31, 2013, according to paragraph 5 of article 8 of Law 2941/2001.
- The abovementioned regulations have effect in all PPC units that have been transferred to the subsidiary company "PPC Renewables S.A.".

3. *BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES*

3.1. *BASIS OF PREPARATION*

Statement of compliance
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union

Approval of financial statements
The Board of Directors approved the accompanying financial statements for the year ended December 31, 2008 on March 24, 2009. These financial statements are subject to approval by PPC's General Assembly of shareholders.

Basis of preparation of financial statements
The accompanying financial statements (thereon "financial statements") have been prepared under the historical cost convention except for tangible assets, financial assets held – for – sale and derivative financial assets that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern. The financial statements are presented in thousands of Euro and all values are rounded to the nearest thousand, except when otherwise indicated. There are no Standards or Interpretations that have been in effect earlier than their mandatory date of effect.

Basis of consolidation
The consolidated financial statements comprise the financial statements of PPC and its subsidiaries, drawn up to December 31 each year. Subsidiaries (companies in which the Group directly or indirectly through other subsidiaries has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. All significant inter-company balances and transactions have been fully eliminated as well as unrealized inter – group gains and losses. Where necessary, the accounting policies of subsidiaries have been revised to ensure consistency with the policies adopted by the Group.

Reclassifications
Certain reclassifications have been made to prior year balances to conform to current year classifications. Such reclassifications did not have any effect on PPC's prior period results. The aforementioned reclassifications are related with the restatement of balance of bound deposits amounted Euro 6,805 as other long term receivables in the Balance Sheet, as well as, the exception of the abovementioned balance from the cash and cash equivalents at the beginning and the end of the year in the cash flow statements.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

3.2. *CHANGES IN ACCOUNTING POLICIES*

The accounting policies that the Group adopted are consistent with those of the previous financial year, except the following Interpretations which became effective on January 1st, 2008 and did not have any effect on the Group's financial statements:

IFRIC 11, "IFRS 2 – Group and Treasury Share Transactions".

IFRIC 14, "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction".

Amendments in IAS 39, "Financial Instruments: Recognition and Measurement" and IFRS 7 "Financial Instruments: Disclosures; Reclassification of Financial Assets"

3.3. *SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES*

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates. The principle judgments and estimates referring to events the development of which could significantly affect the items of the financial statements during the forthcoming twelve months period are as follows:

Post retirement benefits
PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. The above mentioned obligations are calculated on the basis of financial and actuarial assumptions.

Fair value and useful lives of property, plant and equipment
PPC carries its property, plant and equipment at revalued amounts (estimated fair values) as determined by an independent firm of appraisers. Revaluations are performed periodically (every three to five years). The determination of the fair values of property, plant and equipment requires from management to make assumptions, estimates and judgements with respect to the ownership, the value in use and the existence of any economic, functional and physical obsolescence of property, plant and equipment. Furthermore, the management has to make certain estimates with respect to the useful lives of depreciable assets.

Provisions for risks
The Group is forming provisions for dangers concerning claims by employees against companies of the Group and for which their result might lead to an outflow of resources for their settlement. Provision is formed based on claim and the possible outcome of the trial.

Impairment of property, plant and equipment
PPC assesses at each reporting date whether there is an indication that an asset may be impaired. The determination of whether such indications exists, requires management to make estimates, assumptions and judgements with respect to external and internal factors that may affect the recoverability of its assets, as well as assumption on the determination of its cash generating units. The management has assessed that the factors that have affected its financial performance in 2008 have been reversed and as a result, there are no indications that, as at December 31, 2008 its assets may have been impaired.

Cost of dismantling of property, plant and equipment
Based on the provisions of IAS 16 "Property, plant and equipment" the cost of an item of property, plant and equipment includes, among others, the initial estimate of the costs required for the dismantling and removal of tcuch an item. These costs are quantified and recognised in the financial statements in accordance with the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets". The management estimates that the cost of dismantling may, especially in the cases of lignite fired power plants be funded by the proceeds of the materials that will be resulted from such a dismantling and, on that basis has not made any provision for such costs.

Provisions for income taxes
Current income tax liabilities for the current and prior years are measured at the amounts expected to be paid to the taxation authorities, using the tax rates that have been enacted by the balance sheet date. Provision for income taxes includes taxes reported in the respective income tax returns and potential additional tax assessments that may be imposed by the tax authorities upon settlement of the open tax years on the basis of the findings of prior tax audits. The final settlement of the income taxes might differ from the income taxes that have been accounted for in the financial statements. Deferred taxes are recognized on carried forward tax losses to the extent that it is probable that future taxable profits will be reported to offset carried forward tax losses. Deferred tax assets that are recognized require management to make assessments as to the time and level of realization of future taxable profits. Such assessments and judgments are further explained in note 10.

Provision for unbilled revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue from all types of electricity sales is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed. Unbilled revenue is estimated using certain assumption with respect to quantities of electricity consumed, network losses and average electricity sale prices. Actual amounts finally billed may differ from those provided for.

3.4. *PRINCIPAL ACCOUNTING POLICIES*

Foreign currency translation
The functional and reporting currency of all the Group entities is the Euro. Transactions involving other currencies are converted into Euro using the exchange rates, which were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are reflected in foreign currency gains (losses), net, in the accompanying statements of income.

Intangible assets
Intangible assets include software and CO_2 emission rights allowances:

Software
Software programs are depicted at their acquisition cost minus accumulated depreciation and impairments. For all assets retired or sold, their acquisition cost and related depreciation are removed from the accounts. And any gain or loss is included in the statement of income. Software costs are amortized on a straight-line basis over a period of five years.

CO_2 Emissions
PPC acquires CO_2 emission rights in order to meet its obligation resulting from the shortage of allocated emission allowances as compared to actual emissions made. Emission rights are accounted under the net liability method, based on which, PPC recognizes a liability for emissions when the emissions are made and are in excess of the allowances allocated. Emission rights purchased are recognized as an intangible asset, at cost less any accumulated impairment losses.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Tangible Assets
Tangible assets (with the exception of mines and lakes which are valued at cost minus accumulated depreciation and eliminations) are valued at their fair values minus accumulated depreciation and eliminations. Estimations of fair values are performed periodically by independent appraisers (three to five years) in order to ensure that fair value does not differ significantly from the net value of the asset. Any valuation increase is credited to the revaluation surplus net of deferred taxes. At the date of revaluation, accumulated depreciation are offset against pre depreciation accounting values and net amounts are restated according to restated amounts. Any decrease is first offset against an earlier valuation increase in respect of the same fixed asset and thereafter charged to the income statement. Upon disposal of revalued tangible asset, the relevant portion of the revaluation surplus is released from the revaluation surplus directly to retained earnings.

Repairs and maintenance are charged to expenses as incurred. Subsequent future expenditures are capitalized when they increase the asset's useful life, improve its productivity or decrease its operational cost. For all assets retired or sold, their acquisition cost and related depreciation are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the statement of income.

Depreciation
Depreciation is calculated on a straight-line basis over the average estimated remaining useful economic life of the assets. The useful lives (in years) applied for the calculation of depreciation, have as follows:

Buildings and Civil Works	
Hydro power plants	35-50
Buildings of general use	50
Industrial buildings	35
Machinery and Equipment	
Thermal power plants	40
Mines	20-40
Hydro power plants	40
Autonomous diesel power plants	25
Transmission	
Lines	35
Substations	35
Distribution	
Substations	35
Low and medium voltage distribution network	35
Transportation assets	15
Furniture, fixtures and equipment	5-12

Borrowing costs
The borrowing costs are recognized as an expense in the period in which they are incurred.

Mining activities
PPC owns and operates open-pit lignite mines. Land acquisition (mainly through expropriation) and initial (pre-production) development costs relating to mines are capitalized and amortized (upon commencement of the mines' commercial operation) over the shorter of the life of the mine and 20 years. Exploration, evaluation and ongoing development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Group's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for at the present value of the related obligation to restore land back to a beneficial use and is included both in fixed assets (mines) and in provisions.

Investments in subsidiaries

In the separate financial statements, investments in subsidiaries are accounted for at cost less any impairment losses.

Investments in associates
These are entities in which the Group has significant influence and which are neither a subsidiary nor a joint venture of the Group. The Group's investments in associates are accounted for under the equity method of accounting. The investments in associates are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less possible provisions for any impairment in value. The income statement reflects separately the Group's share of the results of its associates, while amounts that are registered by the associates directly to their equity are recognized directly to the Group's equity. Non – realizable profit or loss resulting from the transactions of the Group with said associates are eliminated to the extent of the interest in the associates. The associates' accounting principles are adjusted, when necessary, in order to comply with those adopted by the Group. In the separate financial statements such investments are accounted for at cost less any accumulated impairment losses.

Investments in joint ventures
The Group has interests in joint venture which are jointly controlled entities with other companies with which the Group has a contract. In the consolidated financial statements, investments in joint ventures are accounted for under the equity method. The investments in joint ventures are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment value. The consolidated statement of income reflects the Group's share of the results of its joint ventures while amounts that are registered by the joint ventures directly to their equity are recognized directly to the Group's equity.
Non – realizable profit or loss incurring from the transactions of the Group with those joint ventures are eliminated to the extent of the interest in the joint ventures. The joint ventures' accounting principles are adjusted, when necessary, in order to comply with those adapted by the Group. In the separate financial statements such investments are accounted for at cost less any impairment losses.

Impairment of assets
PPC assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's fair value less cost to sell and its value in use and is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized to the income statement. An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the assets' recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized for the asset in prior years. Such reversal is recognized in profit and loss unless the asset is carried at revalued amounts in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Investments and other financial assets
Financial assets in the scope of IAS 39 are classified based on their nature and their characteristics in financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments,

and available-for-sale financial assets. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit and loss, directly attributable transaction costs. PPC determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the market place.

Financial assets at fair value through profit and loss
This category includes financial assets classified as held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognized in income.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Held - to - maturity investments
Financial assets with fixed payments and fixed maturity are classified as held - to - maturity, when the Company has the intention and the ability to hold them to maturity. Held – to – maturity investments which are held for an infinite or non – defined maturity cannot be classified into this category.
Held – to – maturity investments are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the investments are derecognized or eliminated as well as through the amortization process.

Available-for-sale investments
Available-for-sale investments are those non-derivative financial assets that are not classified in any of the three preceding categories. After initial recognition available-for sale l investments are measured at fair value with gains or losses being recognized as a separate component of equity. On disposal, impairment or derecognition of the investment, the cumulative gain or loss is transferred to the income statement. The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and option pricing models.

Impairment of financial assets
The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss shall be recognized in profit or loss. The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment

and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Available-for-sale financial assets
If an available-for-sale asset is impaired, an amount comprising the difference between its acquisition cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the income statement.

Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Inventories
Inventories include consumables, materials, lignite and liquid fuel.

Materials and consumables
Materials and consumables are stated at the lower of cost or net realizable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalized to plant, as appropriate, when installed. A provision is established for write down to recoverable amount expected to be realized from their use.

Lignite (self-produced and purchased)
The cost of lignite inventories which have been excavated / purchased but not yet consumed at the date of the financial statements is depicted at the balance sheet. Lignite inventories are stated at the lower of production cost / purchase cost and net realizable value, the cost being determined using the weighted average production / purchase cost method. Production / purchase cost mainly consists of expenses incurred in order for lignite inventories to be brought to its present location. Consumption of lignite is separately reflected in operating expenses in the accompanying statement of income.

Liquid fuel
Liquid fuel is stated at the lower of cost and net realisable value. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary to bring it to its present location and condition and is determined using the weighted average method for the period. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of income.

Cash and cash equivalents
The Group considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents.

Share capital
Share capital represents the par value of shares fully issued and outstanding. Any proceeds in excess of par value are recorded in share premium.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where: (1) the rights to receive cash flows from the asset have expired, (2) PPC retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement and (3) PPC has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the assets, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. Where PPC has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of PPC's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that PPC could be required to repay. Where continuing involvement takes the form of a written and/or purchase option (including a cash-settled option or similar provision) on the transferred asset, the extent of PPC's continuing involvement is the amount of the transferred asset that PPC may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of PPC's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Offsetting of financial assets and liabilities
Financial assets and liabilities are offset and the net amount is presented in the balance sheet only when PPC has a legally enforceable right to set off the recognized amounts and intends to either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

Interest bearing loans and borrowings
All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, they are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs.

Provisions for risks and expenses, contingent liabilities and contingent claims
Provisions are recognised when the Group has a present legal, contractual or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

Post retirement benefits
PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of

financial and actuarial assumptions. Net costs for the period are included in the payroll cost in the statements of income and consist of the present value of the benefits earned in the year, decreased by the benefits offered to the pensioners. The retirement benefit obligations are not funded. Unrecognized gains or losses that exceed 10% of the projected benefit obligation at the beginning of each period are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year.

Subsidies for fixed assets and customers' contributions

PPC obtains subsidies from the Hellenic Republic and from the European Union (through the investment budget of the Hellenic Republic) in order to fund specific projects executed through a specific time period. Subsidies are recorded upon collection and are reflected as deferred income in the accompanying balance sheets. Amortization is accounted for in accordance with the remaining useful life of the related assets, and is included in depreciation and amortization in the accompanying statements of income. In addition, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Due to the lack of detailed accounting guidance under current IFSs management has elected to account for customers' contributions in the same way as subsidies.

Derivative financial instruments and hedging

PPC uses derivative financial instruments to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are measured at fair value at the balance sheet date. The fair value of such derivatives is determined by reference to market values for similar instruments and it is confirmed with the respective financial institutions. The effective part of hedges that qualify for hedge accounting is recognized directly to equity if it is related to cash flow hedges while the ineffective part is charged to the consolidated income statement. If the hedge is related to effective fair value hedges, the gain or loss from remeasuring the derivative hedging instrument at fair value is recognized in profit or loss and the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in profit or loss. Under cash flow hedge accounting, when the hedged firm commitment results in the recognition of non-financial asset or a non-financial liability, then, at the time the asset or liability is recognized the associated gains or losses that had previously been recognized in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognized in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss. For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year. Certain derivatives, although characterized as effective hedges based on Group policies, do not meet the criteria for hedge accounting in accordance with the provisions of IAS 39 and, therefore, gains or losses are recognized in the statements of income.

Income taxes (current and deferred)

Current Income Taxes:

Current income tax expense consists of income taxes for the current year based on the Parent Company's profits and on the other companies of the Group as adjusted in its tax returns and, provisions for additional income taxes to cover potential tax assessments which are likely to occur from tax audits by the tax authorities, using the enacted or substantively enacted tax rates.

Deferred Income Taxes

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities. Deferred income tax liabilities are recognized for all taxable temporary differences. Except where the deferred income tax liability arises from initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax assets are recognized for all deductible temporary differences, carried forward of unused tax credits and unused tax losses, to the extent that it is possible that taxable profit will be available against the deductible temporary differences and the carried forward of unused tax credits and unused tax losses can be utilized. Except where the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; the deferred tax assets are reviewed at each balance sheet date and reduced at the time where it is not considered as possible that enough taxable profits will be presented against which, a part or the total of assets can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognized directly in equity is recognized in equity and not in the statement of income.

Defined contribution plans
PPC recognizes as an expense the contribution for the employees' services payable to PPC Personnel Insurance Organization and as a liability the amount that has not been paid yet.

Revenue recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue from all types of electricity sales is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed. Deductions from reduced consumption of electricity as defined by specific return policies of the Company are accounted when they can reliably be estimated (based on historical data, if available or on prior year's data. Revenue from rendering of services is recognized based on the stage of completion of the service rendered and to the extent that the related receivable will be collected. Revenue from interest is recognized within the period incurred and revenue from dividends is recognized when the Group's right on such dividends is approved by the respective bodies of the companies' that declare them.

Natural gas
Natural gas fuel is expensed as purchased and consumed. Consumption of natural gas is separately reflected in the accompanying statements of income.

Electricity
Electricity costs are expensed as purchased and separately reflected in the accompanying statements of income.

Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right ot use the asset. For arrangements entered into prior to 1 January 2005, the date of inception is deemed to be 1 January 2005 in accordance with the transitional requirements of IFRIC 4.

Group as a lessee
Leases, which do not transfer to the Group substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of income on a straight line basis over the lease term.

Group and Parent Company as a lessor
Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of income on a straight line basis over the lease term.

Earnings per share

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant year. There were no dilutive securities outstanding during the periods presented.

Subsequent events
Post period-end events that provide additional information about the Group's or the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes.

Segment information
According to L. 2773/1999 and l. 3426/2005, the Company is obliged to prepare and integrate in its financial statements, accounting unbundled financial statements for each sector. These include PPC's activities in the Sectors of Generation, Transmission, Distribution, Supply to Eligible Customers, Supply to non – eligible customers and Management of the Non-Interconnected Islands. As a result, information disclosures by segment as well as the principles of segment as presented in IAS 14 "Segment Reporting" are stated in the Appendix 1.

3.5. *NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE*

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2008 and have not been early adopted or have not been adopted yet by the EU:

IFRIC 12, "Service Concession Arrangements". This Interpretation outlines an approach to account for contractual (service concession) arrangements arising from entities providing public services. It provides that the operator should not account for the infrastructure as property, plant and equipment, but recognise a financial asset and/or an intangible asset. This Interpretation has not yet been endorsed by the EU. IFRIC 12 is not relevant to the Group.

IFRIC 13, "Customer Loyalty Programmes", effective for financial years beginning on or after 1 July 2008. This Interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. This Interpretation is not relevant to the Group.

IFRIC 14, "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction". IFRIC 14 provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits. It also explains how this limit, also referred to as the "asset ceiling test", may be influenced by a minimum funding requirement and aims to standardize current practice. This Interpretation is not relevant to the Group.

IFRIC 15, "Agreements for the Construction of Real Estate", effective for financial years beginning on or after 1 January 2009 and is to be applied retrospectively. IFRIC 15 provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11 'Construction Contracts' or IAS 18 'Revenue' and, accordingly, when revenue from such construction should be recognised. This Interpretation has not yet been endorsed by the EU. IFRIC 15 will not have any impact on the financial statements because the Group does not conduct real estate activity.

IFRIC 16, "Hedges of a Net Investment in a foreign operation", effective for financial years beginning on or after 1 October 2008 and is to be applied prospectively. IFRIC 16 clarifies three main issues, namely:

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

(1) A presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation, (2) hedging instrument(s) may be held by any entity or entities within the Group and (3) While IAS 39, 'Financial Instruments: Recognition and Measurement', must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 'The Effects of Changes in Foreign Exchange Rates' must be applied in respect of the hedged item. This Interpretation has not yet been endorsed by the EU. This Interpretation is not relevant to the Group.

IFRIC 17, "Distributions of Non-cash Assets to Owners", effective for annual periods beginning on or after 1 July, 2009. IFRIC 17 clarifies the following issues, namely: (1) a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity; (2) an entity should measure the dividend payable at the fair value of the net assets to be distributed; (3) an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss; and (4) an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation.
IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions It is to be applied prospectively and earlier application is permitted. This Interpretation has not yet been endorsed by the EU.

IFRIC 18, "Transfers of Assets from Customers", effective for financial years beginning on or after 1 July 2009 and is to be applied prospectively. However, limited retrospective application is permitted. This Interpretation is of particular relevance for the utility sector as it clarifies the accounting for agreements where an entity receives an item of PP&E (or cash to construct such an item) from a customer and this equipment in turn is used to connect a customer to the network or to provide ongoing access to supply of goods/services. This Interpretation has not yet been endorsed by the EU.

IFRS 1, "First-time Adoption of International Financial Reporting Standards" and IAS 27, "Consolidated and Separate Financial Statements" (Amended), effective for annual periods beginning on or after 1 January 2009. The amendments to IFRS 1 allows an entity to determine the 'cost' of investments in subsidiaries, jointly controlled entities or associates in its opening IFRS financial statements in accordance with IAS 27 or using a deemed cost. The amendment to IAS 27 requires all dividends from a subsidiary, jointly controlled entity or associate to be recognised in the income statement in the separate financial statement. The amendment to IAS 27 will have to be applied prospectively. The new requirements affect only the parent's separate financial statement and are not relevant to the Group.

IFRS 2, "Share-based Payments" (Amended), effective for annual periods beginning on or after 1 January 2009. The amendment clarifies two issues. The definition of 'vesting condition', introducing the term 'non-vesting condition' for conditions other than service conditions and performance conditions. It also clarifies that the same accounting treatment applies to awards that are effectively cancelled by either the entity or the counterparty. The Group expects that this amendment will have no impact on its financial statements

IFRS 3, "Business Combinations" (Revised) and IAS 27, "Consolidated and Separate Financial Statements" (Amended), effective for annual periods beginning on or after 1 July 2009. The revised IFRS 3 introduces a number of changes in the accounting for business combinations which will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. Such changes include the expensing of acquisition-related costs and recognising subsequent changes in fair value of contingent consideration in the profit or loss (rather than by adjusting goodwill). The amended IAS 27 requires that a change in ownership interest of a subsidiary is accounted for as an equity transaction. Therefore such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The revised IFRS 3 and amendments to IAS 27

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

have not yet been endorsed by the EU. The changes introduced by IFRS 3 (Revised) and IAS 27 (Amendment) must be applied prospectively and will affect future acquisitions and transactions with minority interests.

IFRS 8, "Operating Segments", effective for annual periods beginning on or after 1 January 2009. IFRS 8 replaces IAS 14 'Segment reporting'. IFRS 8 adopts a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences. The Group is in the process of assessing the impact of this standard on its financial statements.

IAS 1, "Presentation of Financial Statements" (Revised), effective for annual periods beginning on or after 1 January 2009. IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. Of the main revisions are the requirement that the statement of changes in equity includes only transactions with shareholders; the introduction of a new statement of comprehensive income that combines all items of income and expense recognised in profit or loss together with "other comprehensive income"; and the requirement to present restatements of financial statements or retrospective application of a new accounting policy as at the beginning of the earliest comparative period, i.e. a third column on the balance sheet. The Group will make the necessary changes to the presentation of its financial statements in 2009.

IAS 32 and IAS 1, "Puttable Financial Instruments" (Amended), effective for annual periods beginning on or after 1 January 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Group does not expect these amendments to impact its financial statements.

IAS 39, "Financial Instruments: Recognition and Measurement" (Amended), effective for annual periods beginning on or after 1 January 2009. The amendment relates to eligible hedged items and addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item. The Group has concluded that the amendment will have no impact on its financial position or performance, as the Group has not entered into any such hedges.

IAS 23, "Borrowing Costs" (Revised), effective for annual periods beginning on or after 1 January 2009. The benchmark treatment in the existing standard of expensing all borrowing costs to the income statement is eliminated in the case of qualifying assets. All borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset must be capitalised. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the transitional requirements of the Standard, the Group will adopt this as a prospective change. Accordingly, borrowing costs will be capitalised on qualifying assets with a commencement date after 1 January 2009. No changes will be made for borrowing costs incurred to this date that have been expensed.

IAS 39, "Financial Instruments: Recognition and Measurement" and IFRIC 9, "Reassessment of embedded derivatives" (Amended), effective for annual periods ending on or after 30 June 2009. This amendment clarifies the accounting treatment of embedded derivatives for entities that make use of the Reclassification Amendment issued by the IASB in October 2008. The reclassification amendment allows entities to reclassify particular financial instruments out of the 'fair value through profit or loss' category in specific circumstances. These amendments to IFRIC 9 and IAS 39 clarify that on reclassification of a financial asset out of the 'fair value through profit or loss' category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The amendments apply

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

retrospectively and are required to be applied. This amendment is not relevant to the Group. This amendment has not yet been endorsed by the EU.

In May 2008 the IASB issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. These amendments are effective for periods beginning on or after 1 January 2009 and have not yet been endorsed by the EU.

IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations" (Amended), effective for annual periods beginning on or after 1 July 2009. The amendment clarifies that all of a subsidiary's assets and liabilities are classified as held for sale, under IFRS 5, even when the entity will retain a non-controlling interest in the subsidiary after the sale. To be applied prospectively from the date at which the company first applied IFRS 5. Therefore, any investments in subsidiaries classified as held for sale since IFRS 5 was applied will need to be re-evaluated. Early application is permitted. If early adopted, IAS 27 (as amended in January 2008) must also be adopted from that date.

IAS 1, "Presentation of Financial Statements" (Amended), effective for annual periods beginning on or after 1 January 2009. This amendment clarifies that assets and liabilities classified as held for trading in accordance with IAS 39 Financial Instruments: Recognition and Measurement are not automatically classified as current in the balance sheet. To be applied retrospectively. Early application is permitted.

IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" (Amended), effective for annual periods beginning on or after 1 January 2009. This amendment clarifies that only implementation guidance that is an integral part of an IFRS is mandatory when selecting accounting policies.

IFRS 7, "Financial Instruments: Disclosures" (Amended), effective for annual periods beginning on or after 1 January 2009. The amendment requires fair value measurements to be disclosed by the source of inputs, using the following three-level hierarchy: a) Quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1). (b) Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2) (c) Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3). This information must be given by class of financial instrument. The amendment also revises specified minimum liquidity risk disclosures. This amendment will not have a significant impact on the Group. This amendment has not yet been endorsed by the EU.

IAS 10, "Events after the Reporting Period" (Amended), effective for annual periods beginning on or after 1 January 2009. This amendment clarifies that dividends declared after the end of the reporting period are not obligations.

IAS 16, "Property, Plant and Equipment" (Amended), effective for annual periods beginning on or after 1 January 2009. (a) Replaces the term 'net selling price' with 'fair value less costs to sell', regarding the recoverable amount, to be consistent with IFRS 5 and IAS 36 Impairment of Assets, (b) items of property, plant & equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds on sale are subsequently shown as revenue. IAS 7 Statement of cash flows is also revised, to require cash payments to manufacture or acquire such items to be classified as cash flows from operating activities. The cash receipts from rents and subsequent sales of such assets are also shown as cash flows from operating activities.

IAS 18, "Revenue" (Amended), effective for annual periods beginning on or after 1 January 2009. This amendment replaces the term 'direct costs' with 'transaction costs' as defined in IAS 39.

IAS 19, "Employee Benefits" (Amended), effective for annual periods beginning on or after 1 January 2009. (a) Revises the definition of 'past service costs' to include reductions in benefits related to past services ('negative past service costs') and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

services are accounted for as a curtailment. To be applied prospectively – to changes to benefits occurring on or after 1 January 2009. Early application is permitted, (b) revises the definition of 'return on plan assets' to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation. To be applied retrospectively. Early application is permitted., (c) revises the definition of 'short-term' and 'other long term' employee benefits to focus on the point in time at which the liability is due to be settled. To be applied retrospectively. Early application is permitted, (d) deletes the reference to the recognition of contingent liabilities to ensure consistency with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. IAS 37 does not allow for the recognition of contingent liabilities. To be applied retrospectively. Early application is permitted.

IAS 23, "Borrowing Costs" (Amended), effective for annual periods beginning on or after 1 January 2009. The amendment revises the definition of borrowing costs to consolidate the types of items that are considered components of 'borrowing costs' into one – the interest expense calculated using the effective interest rate method as described in IAS 39. To be applied retrospectively. Early application is permitted.

IAS 20, "Accounting for Government Grants and Disclosure of Government Assistance" (Amended), effective for annual periods beginning on or after 1 January 2009. Loans granted with no or low interest rates will not be exempt from the requirement to impute interest. Interest is to be imputed on loans granted with below-market interest rates, thereby being consistent with IAS 39. The difference between the amount received and the discounted amount is accounted for as a government grant. To be applied prospectively – to government loans received on or after 1 January 2009. Early application is permitted. However, IFRS 1 First-time Adoption of IFRS has not been revised for first-time adoptees; hence they will be required to impute interest on all such loans outstanding at the date of transition.

IAS 27 "Consolidated and Separate Financial Statements" (Amended), effective for annual periods beginning on or after 1 January 2009. When a parent entity accounts for a subsidiary at fair value in accordance with IAS 39 in its separate financial statements, this treatment continues when the subsidiary is subsequently classified as held for sale. To be applied prospectively from the date at which the company first applied IFRS 5. Therefore, any subsidiaries classified as held for sale since IFRS 5 was adopted will need to be re-evaluated. Early application is permitted.

IAS 28, "Investment in Associates" (Amended), effective for annual periods beginning on or after 1 January 2009. (a) if an associate is accounted for at fair value in accordance with IAS 39 (as it is exempt from the requirements of IAS 28), only the requirement of IAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies. To be applied retrospectively, although an entity is permitted to apply it prospectively. Early application is permitted. If early adopted, an entity must also adopt the amendment below, and the amendments to paragraph 3 of IFRS 7 Financial Instruments: Disclosures, paragraph 1 of IAS 31 Joint Ventures and paragraph 4 of IAS 32 Financial Instruments: Presentation at the same time and (b) an investment in an associate is a single asset for the purpose of conducting the impairment test – including any reversal of impairment. Therefore, any impairment is not separately allocated to the goodwill included in the investment balance. Any impairment is reversed if the recoverable amount of the associate increases. If early adopted, an entity must also adopt the amendment above, and the amendments to paragraph 3 of IFRS 7 Financial Instruments: Disclosures, paragraph 1 of IAS 31 Joint Ventures and paragraph 4 of IAS 32 Financial Instruments: Presentation at the same time.

IAS 29, "Financial Reporting in Hyperinflationary Economies" (Amended), effective for annual periods beginning on or after 1 January 2009. This amendment revises the reference to the exception to measure assets and liabilities at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list. No specific transition requirements have been stated as it is a clarification of the references rather than a change.

IAS 31, "Interest in Joint ventures" (Amended), effective for annual periods beginning on or after 1 January 2009. This amendment clarifies that if a joint venture is accounted for at fair value, in accordance

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

with IAS 39 (as it is exempt from the requirements of IAS 31), only the requirements of IAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expenses will apply. Early application is permitted. If early adopted, an entity must also adopt the amendments to paragraph 3 of IFRS 7 Financial Instruments: Disclosures, IAS 28 Investments in Associates and paragraph 4 of IAS 32 Financial Instruments: Presentation at the same time.

IAS 34, "Interim Financial Reporting" (Amended), effective for annual periods beginning on or after 1 January 2009. This amendment clarifies that earnings per share is disclosed in interim financial reports if an entity is within the scope of IAS 33.

IAS 36, "Impairment of assets" (Amended), effective for annual periods beginning on or after 1 January 2009. This amendment clarifies that when discounted cash flows are used to estimate 'fair value less costs to sell', the same disclosure is required as when discounted cash flows are used to estimate 'value in use'. To be applied retrospectively. Early application is permitted.

IAS 38, "Intangible Assets" (Amended), effective for annual periods beginning on or after 1 January 2009. (a) expenditure on advertising and promotional activities is recognised as an expense when the entity either has the right to access the goods or has received the services. To be applied retrospectively. Early application is permitted, (b) deletes references to there being rarely, if ever, persuasive evidence to support an amortisation method for finite life intangible assets that results in a lower amount of accumulated amortisation than under the straight-line method, thereby effectively allowing the use of the unit of production method. To be applied retrospectively. Early application is permitted and (c) a prepayment may only be recognised in the event that payment has been made in advance to obtaining right of access to goods or receipt of services.

IAS 39, "Financial instruments recognition and measurement" (Amended), effective for annual periods beginning on or after 1 January 2009. (a) Clarifies that changes in circumstances relating to derivatives – specifically derivatives designated or de-designated as hedging instruments after initial recognition – are not reclassifications. Thus, a derivative may be either removed from, or included in, the 'fair value through profit or loss' classification after initial recognition. Similarly, when financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of IFRS 4 Insurance Contracts, this is a change in circumstance, not a reclassification. To be applied retrospectively. Early application is permitted, (b) removes the reference in IAS 39 to a 'segment' when determining whether an instrument qualifies as a hedge. To be applied retrospectively. Early application is permitted, (c) requires use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting. To be applied retrospectively. Early application is permitted.

IAS 40, "Investment property" (Amended), effective for annual periods beginning on or after 1 January 2009. (a) Revises the scope (and the scope of IAS 16) such that property that is being constructed or developed for future use as an investment property is classified as investment property. If an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete. To be applied prospectively. Early application is permitted. An entity is permitted to apply the amendments to investment properties under construction from any date before 1 January 2009 provided that the fair values of investment properties under construction were determined at those dates, (b) revises the conditions for a voluntary change in accounting policy to be consistent with IAS 8, (c) clarifies that the carrying amount of investment property held under lease is the valuation obtained increased by any recognised liability.

IAS 41, "Agriculture" (Amended), effective for annual periods beginning on or after 1 January 2009. (a) Replaces the term 'point-of-sale costs' with 'costs to sell'. Revises the example of produce from trees in a plantation forest from 'logs' to 'felled trees', (b) removes the reference to the use of a pre-tax discount rate to determine fair value, thereby allowing use of either a pre-tax or post-tax discount rate depending on the

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

valuation methodology used and (c) removes the prohibition to take into account cash flows resulting from any additional transformations when estimating fair value. Rather, cash flows that are expected to be generated in the 'most relevant market' are taken into account. To be applied prospectively. Early application is permitted.

4. *REVENUES*

	Group		Company	
	2008	**2007**	**2008**	**2007**
Energy sales:				
- High voltage	449,138	402,835	449,138	402,835
- Medium voltage	1,042,480	888,362	1,042,480	888,362
- Low voltage	3,945,993	3,485,757	3,945,993	3,485,757
- Renewable Energy Sources	-	11,803	-	-
	5,437,611	**4,788,757**	**5,437,611**	**4,776,954**
Fees charged to HTSO (note 16)				
- Transmission system fees	291,180	261,156	291,180	261,156
- Administrative fees	13,201	12,596	13,201	12,596
	304,381	273,752	304,381	273,752
Other	81,491	91,659	81,278	91,596
	385,872	**365,411**	**385,659**	**365,348**
Total	**5,823,483**	**5,154,168**	**5,823,270**	**5,142,302**

5. *PAYROLL COST*

	Group		Company	
	2008	**2007**	**2008**	**2007**
Payroll cost	1,251,451	1,221,578	1,248,220	1,218,770
Employer's social contributions	364,787	362,088	363,810	360,890
Provision for reduced tariffs	(6,523)	3,182	(6,523)	3,182
Payroll cost included in				
- fixed assets	(190,247)	(169,059)	(190,247)	(169,059)
- lignite production	(343,310)	(335,116)	(343,310)	(335,116)
Total	**1,076,158**	**1,082,673**	**1,071,950**	**1,078,667**

6. *DEPRECIATION AND AMORTIZATION*

	Group		Company	
	2008	**2007**	**2008**	**2007**
Depreciation/ amortization:				
- Fixed assets (note 11)	575,896	627,588	570,483	622,360
- Software (note 12)	5,972	5,873	5,932	5,842
- Transfer to subsidies and customers contributions (note 30)	(67,549)	(61,507)	(67,135)	(61,101)
Depreciation included in lignite excavation cost	(83,854)	(85,302)	(83,854)	(85,302)
Total	**430,465**	**486,652**	**425,426**	**481,799**

7. *FINANCIAL EXPENSES*

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Group		Company	
	2008	2007	2008	2007
Interest expense	202,481	172,890	202,432	172,865
Bank charges	1,063	528	1,063	528
Amortization of loans' issuance costs	2,032	2,164	2,032	2,164
Commissions on letters of guarantee	4,067	4,596	4,067	4,596
Unrealized gain on interest rate swaps (note 27)	5,226	-	5,226	-
Finance cost on mine restoration provision	1,345	1,057	1,345	1,057
Other	1,605	2,347	1,590	2,347
Total	**217,819**	**183,582**	**217,755**	**183,557**

8. *FINANCIAL INCOME*

	Group		Company	
	2008	2007	2008	2007
Unrealized gain on interest rate swaps (note 27)	-	1,041	-	1,041
Interest on outstanding energy receivables	16,900	14,772	16,900	14,772
Interest on bank and time deposits (note 21)	3,435	1,518	1,451	1,235
Dividends from Subsidiaries (note 13)	-	-	76,992	-
Dividends from investments "held-for-sale" (note 20)	2,863	6,942	2,863	6,942
Other	7,926	4,796	7,925	4,796
Total	**31,124**	**29,069**	**106,131**	**28,786**

9. *OTHER (INCOME) EXPENSE, NET*

	Group		Company	
OTHER EXPENSE	2008	2007	2008	2007
Transportation and travel expenses	34,328	35,654	34,106	35,581
Taxes and duties	20,834	13,653	20,057	13,147
Loss on retirements of fixed assets	2,956	8,726	2,956	8,726
Loss on write down of Construction in Progress	6,400	-	6,400	-
Other	15,092	13,419	14,019	12,662
Total	**79,610**	**71,452**	**77,538**	**70,116**

	Group		Company	
OTHER REVENUE	2008	2007	2008	2007
Penalties to suppliers/ contractors	(7,356)	(6,337)	(7,356)	(6,337)
Subsidies on expenses	(2,892)	(3,880)	(2,892)	(3,880)
Income from rentals	(1,341)	(1,400)	(1,341)	(1,400)
Gain from disposal group	-	-	-	(3,745)
Other	(15,433)	(16,589)	(15,433)	(16,589)
Total	**(27,022)**	**(28,206)**	**(27,022)**	**(31,951)**
Grand Total	**52,588**	**43,246**	**50,516**	**38,165**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

10. INCOME TAXES (CURRENT AND DEFERRED)

	Group		Company	
	2008	**2007**	**2008**	**2007**
Current income taxes	538	27,298	-	-
Deferred income taxes	(90,551)	41,379	(93,747)	45,013
Provision for additional taxes	-	(14,630)	-	(14,630)
Total income tax expense	**(90,013)**	**54,047**	**(93,747)**	**30,383**

The Group companies are all tax resident in Greece and are subject to income taxes at 25%. The income tax in 2014 will be reduced to 20%, reducing 1% each year beginning in 2010.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

In 2009 the tax audit of the Parent Company was completed for the years 2006 and 2007, which resulted to accounting differences of Euro 18 million approximately (income tax, VAT, withholding tax and any other tax obligation). An amount of Euro 1 million approximately was paid after the settlement against tax liabilities of the Greek State. Temporary results of the tax audit were issued until the final resolution of the tax problem with the energy sales invoice to PPC personnel.

Tax unaudited years:

Company	**Country**	Unaudited years
- PPC Parent Company	Greece	2008
- PPC Renewables S.A.	Greece	2007-2008
- PPC Rhodes S.A.	Greece	1999-2008
- PPC Telecommunications S.A.	Greece	2003-2008
- Arkadikos Ilios Ena S.A.	Greece	2007-2008
- Arkadikos Ilios Dio S.A.	Greece	2007-2008
- Hliako Velos Ena S.A.	Greece	2007-2008
- Hliako Velos Dio S.A.	Greece	2007-2008
- SOLARLAB S.A.	Greece	2007-2008
- Iliaka Parka Ditikis Makedonias Ena S.A.	Greece	2007-2008
- Iliaka Parka Ditikis Makedonias Dio S.A.	Greece	2007-2008

For the unaudited tax periods the Group establishes a provision on the basis of the findings of prior tax audits.
An analysis and numerical reconciliation between tax expense and the product of accounting profit multiplied by the nominal applicable tax rate is set out below:

	Group		Company	
	2008	**2007**	**2008**	**2007**
Profit before tax	**(395,892)**	**276,356**	**(326,708)**	**96,910**
Nominal tax rate	25%	25%	25%	25%
Income tax calculated at nominal tax rate	(98,973)	**69,089**	**(81,677)**	**24,228**
Provision for additional taxes	-	(14,630)	-	(14,630)
Non deductible expenses	8,339	1,074	5,742	1,050
Non taxable income	(11,744)	(18,075)	(30,992)	(3,458)
Subsidiaries and associates	-	9,258	-	15,880
Loss of previous years for which deferred tax was accounted for	(815)	-	(815)	-

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Impact from tax rate change	2,930	-	3,745	-
Subsidiary/ associate losses on which no deferred tax was accounted for	10,250	7,331	10,250	7,313
Income tax expense	**(90,013)**	**54,047**	**(93,747)**	**30,383**
	22.7%	**19.6%**	**28.7%**	**31.4%**

The movement of the deferred income tax account is as follows:

	Group		**Company**	
	2008	**2007**	**2008**	**2007**
At January 1	**(323,270)**	**(281,891)**	**(329,716)**	**(288,839)**
Profit and loss account (charge)	90,551	(41,379)	93,747	(45,013)
Debit directly in equity	81,148	-	80,321	4,136
At December 31	**(151,571)**	**(323,270)**	**(155,648)**	**(329,716)**

Deferred income tax assets and liabilities are disclosed in the accompanying balance sheets as follows:

	Group		**Company**	
	2008	**2007**	**2008**	**2007**
Deferred income tax				
- Asset	290,352	207,046	289,993	206,684
- Liability	(441,923)	(530,316)	(445,641)	(536,400)
Total	**(151,571)**	**(323,270)**	**(155,648)**	**(329,716)**

Deferred income tax assets and liabilities are attributable to the following items:

	Group		**Company**	
	2008	**2007**	**2008**	**2007**
Deferred tax assets				
- Materials and spare parts	10,370	11,127	10,370	11,127
- Accounts receivable	8,984	11,316	8,984	11,316
- Risks and accruals	20,681	23,760	20,681	23,760
- Post retirement benefits	46,903	60,259	46,903	60,259
- Subsidies and customers' contributions	69,940	64,567	69,724	64,359
- Provision for CO_2	18,483	-	18,483	-
- Fixed assets	28,808	35,863	28,808	35,863
- Tax losses	86,040	-	86,040	-
- Other	143	154	-	-
Gross deferred tax asset	**290,352**	**207,046**	**289,993**	**206,684**
Deferred tax liabilities				
- Long-term debt fees and expenses	(276)	(784)	(276)	(784)
- Depreciation and revaluation of assets	(441,486)	(520,834)	(439,160)	(517,282)
- Derivatives	62	(1,244)	62	(1,244)
- Foreign exchange gains	(223)	(1,832)	(223)	(1,832)
-Subsidiaries and associates	-	(5,622)	(6,044)	(15,258)
Gross deferred tax liability	**(441,923)**	**(530,316)**	**(445,641)**	**(536,400)**
Deferred Tax Liability net	**(151,571)**	**(323,270)**	**(155,648)**	**(329,716)**

Deferred income tax charge to the statement of income is attributable to the following items:

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Group		Company	
	2008	2007	2008	2007
- Materials and spare parts	(757)	617	(757)	617
- Accounts receivable	(2,332)	(1,061)	(2,332)	(1,061)
- Risks and accruals	(3,079)	(8,066)	(3,079)	(8,066)
- Post retirement benefits	(13,356)	795	(13,356)	795
- Subsidies	5,373	22,111	5,366	21,903
- Fixed assets	(2,854)	683	(2,854)	683
- Derivatives	1,306	(260)	1,306	(260)
- Long-term debt fees and expenses	508	541	508	541
- Subsidiaries and associates	5,622	(12,570)	7,700	(15,258)
- Depreciation	(6,001)	(45,891)	(6,399)	(46,475)
- Foreign exchange (gains)	1,609	1,568	1,609	1,568
- Provision for CO_2	18,483	-	18,483	-
- Loss from tax	86,040	-	86,040	-
- Other	(11)	154	1,512	-
Deferred tax charge	**90,551**	**(41,379)**	**93,747**	**(45,013)**

In December 31, 2008, the Parent Company appears Loss from tax of a total amount Euro 446 million. An amount of Euro 344 million has been recognized as Asset deferred tax as it is evaluated that only this amount will be compensated with future taxable profits.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

11. TANGIBLE ASSETS

GROUP	Land	Mines	Lakes	Buildings and Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
Net book value									
December 31, 2006	**670,331**	**281,641**	**12,274**	**1,713,441**	**7,519,955**	**54,534**	**139,208**	**833,562**	**11,224,946**
- Additions	126	24,580	-	37	-	-	184	831,859	**856,786**
- Depreciation expense	-	(14,754)	(452)	(82,220)	(502,651)	(7,448)	(20,063)	-	**(627,588)**
- Disposals	(151)	-	-	(6)	(15,871)	(83)	(1,764)	(1,456)	**(19,331)**
- Transfers from CIP	1,834	9,050	-	60,463	453,721	6,185	21,504	(554,475)	**(1,718)**
- Transfers	-	-	-	-	(1,918)	-	-	1,918	-
- Other movements	-	-	-	209	(148)	-	-	(279)	**(218)**
December 31, 2007	**672,140**	**300,517**	**11,822**	**1,691,924**	**7,453,088**	**53,188**	**139,069**	**1,111,129**	**11,432,877**
- Additions	285	42,224	-	49	250	-	88	977,692	**1,020,588**
- Depreciation expense	-	(11,758)	(452)	(81,891)	(454,335)	(7,473)	(19,987)	-	**(575,896)**
- Disposals	(102)	-	-	(4)	(14,275)	(13)	(902)	(811)	**(16,107)**
- Transfers from CIP	2,493	8694	-	95,644	797,921	13,235	16,527	(935,540)	**(1,026)**
- Transfers	-	-	-	(1,184)	459	14	(14)	725	-
- Other movements/write off	-	-	-	-	833	-	(2)	(6,875)	**353**
December 31, 2008	**674,816**	**339,677**	**11,370**	**1,704,538**	**7,783,941**	**58,951**	**134,779**	**1,146,320**	**11,854,392**
At January 1, 2007									
Gross carrying amount	670,331	466,779	22,604	1,880,850	8,462,432	68,622	199,758	833,562	**12,604,938**
Accumulated depreciation	-	(185,138)	(10,330)	(167,409)	(942,477)	(14,088)	(60,550)	-	**(1,379,992)**
Net carrying amount	**670,331**	**281,641**	**12,274**	**1,713,441**	**7,519,955**	**54,534**	**139,208**	**833,562**	**11,224,946**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

At December 31, 2007									
Gross carrying amount	672,140	500,409	22,603	1,942,534	8,894,203	73,936	215,150	1,111,129	**13,432,104**
Accumulated depreciation	-	(199,892)	(10,781)	(250,610)	(1,441,115)	(20,748)	(76,081)	-	**(1,999,227)**
Net carrying amount	**672,140**	**300,517**	**11,822**	**1,691,924**	**7,453,088**	**53,188**	**139,069**	**1,111,129**	**11,432,877**
At December 31, 2008									
Gross carrying amount	674,816	551,327	22,603	2,037,007	9,675,097	86,502	228,551	1,146,320	**14,422,223**
Accumulated depreciation	-	(211,650)	(11,233)	(332,469)	(1,891,156)	(27,551)	(93,772)	-	**(2,567,831)**
Net carrying amount	**674,816**	**339,677**	**11,370**	**1,704,538**	**7,783,941**	**58,951**	**134,779**	**1,146,320**	**11,854,392**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

PARENT COMPANY	Land	Mines	Lakes	Buildings and Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
Net book value									
December 31, 2006	**668,777**	**281,641**	**12,272**	**1,704,762**	**7,484,219**	**54,511**	**138,926**	**823,028**	**11,168,136**
- Additions	-	24,580	-	-	-	-	-	825,678	**850,258**
- Depreciation expense	-	(14,754)	(452)	(81,253)	(498,612)	(7,430)	(19,859)	-	**(622,360)**
- Disposals	(151)	-	-	(6)	(15,871)	(83)	(1,764)	(1,456)	**(19,331)**
- Transfers from CIP	1,834	9,050	-	59,015	451,770	6,185	21,504	(551,076)	**(1,718)**
- Transfers	-	-	-	-	(1,918)	-	-	1,918	-
- Other movements	(71)	-	-	(9)	-	-	(107)	(279)	**(466)**
December 31, 2007	**670,389**	**300,517**	**11,820**	**1,682,509**	**7,419,588**	**53,183**	**138,700**	**1,097,813**	**11,374,519**
- Additions	-	42,224	-	-	-	-	-	966,150	**1,008,374**
- Depreciation expense	-	(11,758)	(452)	(80,931)	(450,063)	(7,471)	(19,808)	-	**(570,483)**
- Disposals	(102)	-	-	(4)	(14,275)	(13)	(902)	(811)	**(16,107)**
- Transfers from CIP	2,468	8,694	-	95,018	795,500	13,235	16,527	(932,467)	**(1,026)**
- Transfers		-	-	(190)	(535)	14	(14)	725	**0**
- Other movements	-	-	-	-	833	-	(26)	(6,875)	**(6,068)**
December 31, 2008	**672,754**	**339,677**	**11,368**	**1,696,402**	**7,751,048**	**58,948**	**134,477**	**1,124,535**	**11,789,209**
At January 1, 2007									
Gross carrying amount	668,777	466,779	22,595	1,858,274	8,417,625	68,587	199,291	823,028	12,524,956
Accumulated depreciation	-	(185,138)	(10,323)	(153,512)	(933,406)	(14,076)	(60,365)	-	(1,356,820)
Net carrying amount	**668,777**	**281,641**	**12,272**	**1,704,762**	**7,484,219**	**54,511**	**138,926**	**823,028**	**11,168,136**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

At December 31, 2007									
Gross carrying amount	670,389	500,409	22,594	1,917,135	8,847,584	73,902	214,349	1,097,813	13,344,175
Accumulated depreciation	-	(199,892)	(10,774)	(234,626)	(1,427,996)	(20,719)	(75,649)	-	(1,969,656)
Net carrying amount	**670,389**	**300,517**	**11,820**	**1,682,509**	**7,419,588**	**53,183**	**138,700**	**1,097,813**	**11,374,519**
At December 31, 2008									
Gross carrying amount	672,754	551,327	22,594	2,011,931	9,624,813	86,467	227,638	1,124,535	14,322,059
Accumulated depreciation	-	(211,650)	(11,226)	(315,529)	(1,873,765)	(27,519)	(93,161)	-	(2,532,850)
Net carrying amount	**672,754**	**339,677**	**11,368**	**1,696,402**	**7,751,048**	**58,948**	**134,477**	**1,124,535**	**11,789,209**

Real Estate legal status
PPC is reviewing in detail a list of its total real estate and for that reason has created a real estate assets register according to which all pertinent properties by name shall be registered with the relevant land registries and shall obtain ownership and encumbrance certificates. When the said procedure is concluded with PPC will acquiring strong valid ownership titles against any third party at the full application and operation of the Hellenic Cadastre.

Insurance Coverage
The property, plant and equipment of PPC are located all over Greece and therefore the risk of a major loss is reduced. Currently, PPC does not carry any form of insurance coverage to date on its property, plant and equipment, except for its information technology equipment. The Company is in the process of preparing a procurement procedure with object the selection of an insurance company, shall be covering its property, plant and equipment operations, as well as liabilities against third parties.

Revaluation of Fixed Assets
Within 2004, PPC proceeded with the revaluation of its fixed assets as of December 31, 2004. The revaluation was carried out by an independent firm of appraisers. The above appraisal which excluded lakes, mines and construction in progress, was completed within 2005.

The method and the significant assumptions used by the independent appraiser for the valuation are as follows:

(a) All properties appraised were considered to be at the ownership of PPC.

(b) Properties that, during the appraiser's site inspection, were identified as having restraints and properties for which the legal ownership of PPC is being disputed at law have not been included in the assets measured at fair value

(c) The title deeds, building permits and other similar permits, required by the Greek law, are available by PPC.

(d) The majority of properties appraised is held for use by the Mines, the Generation, the Transmission and the Distribution divisions of PPC, or for administrative purposes, and are expected to be used as such for their remaining useful lives.

(e) The Fair Value of land, buildings and equipment was determined by use of the Market Approach (market-based evidence), undertaken by professionally qualified appraisers. The fair value for special purpose buildings, machinery and civil works was determined by use of the cost approach, and more particularly the depreciated replacement cost method where adjustments were made to reflect the physical, functional and economic obsolescence.

(f) The economic obsolescence was determined by the appraiser by using the income approach, through a Discounted Cash Flow analysis. The economic obsolescence was allocated proportionally to all tangible assets, as required by the International Valuation Standards.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

12. *INTANGIBLE ASSETS, NET*

	Company					
	2008			**2007**		
	Software	**Emission Allowances**	**Total**	**Software**	**Emission Allowances**	**Total**
Net book value, January 1	10,723	10,397	21,120	14,950	10,987	25,937
- Additions	1,026	13,662	14,688	1,718	4,333	6,051
- Depreciation expense	(5,932)	-	(5,932)	(5,842)	-	(5,842)
- Impairment	-	-	-	-	(4,923)	(4,923)
- Disposals	(16)	-	(16)	(95)	-	(95)
- Cover of CO2 deficit	-	(24,059)	(24,059)	(8)	-	(8)
December 31	**5,801**	**-**	**5,801**	**10,723**	**10,397**	**21,120**

	Group					
	2008			**2007**		
	Software	**Emission Allowances**	**Total**	**Software**	**Emission Allowances**	**Total**
Net book value, January 1	10,776	10,397	21,173	14,950	10,987	25,937
- Additions	1,082	13,662	14,744	1,794	4,333	6,127
- Depreciation expense	(5,972)	-	(5,972)	(5,873)	-	(5,873)
- Impairment	-	-	-	-	(4,923)	(4,923)
- Disposals	(16)	-	(16)	(95)	-	(95)
- Cover of CO2 deficit	-	(24,059)	(24,059)	-	-	-
December 31	**5,870**	**-**	**5,870**	**10,776**	**10,397**	**21,173**

During the years 2008, the Parent Company has realized general expenses by its participation in Carbon Funds for purchasing emission rights of Euro 1,704 (2007: Euro 2,507), which are included in emission allowances purchases in the income statement. Also, there was a provision in the income statement for emission rights deficit for 2008, amounted Euro 108,073.

The net carrying amount of software is further analyzed as follows:

	Group	**Company**
At December 31, 2006		
Gross carrying amount	29,272	29,272
Accumulated amortization	(14,322)	(14,322)
Net carrying amount	**14,950**	**14,950**
At December 31, 2007		
Gross carrying amount	30,650	30,565
Accumulated amortization	(19,874)	(19,842)
Net carrying amount	**10,776**	**10,723**
At December 31, 2008		
Gross carrying amount	51,926	51,784
Accumulated amortization	46,056	(45,983)
Net carrying amount	**5,870**	**5,801**

The intangible assets are held free from encumbrances.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

13. INVESTMENTS IN SUBSIDIARIES

	Group		Company	
	2008	2007	2008	2007
PPC Telecommunications	-	-	4,441	66,614
PPC Rhodes S.A.	-	-	838	838
PPC Renewables S.A.	-	-	70,482	70,482
Total	-	-	75,761	137,934

The consolidated financial statements include the financial statements of PPC and its subsidiaries. The subsidiaries included in the consolidation are the following :

Name	Ownership Interest		Country of Incorporation and activity	Establishment Year	Principal Activities
	2008	2007			
PPC Renewables S.A.	100%	100%	Greece	1998	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	100%	Greece	1999	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	100%	Greece	2000	Telecommunication services
Arkadikos Ilios Ena S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Arkadikos Ilios Dio S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Iliako Velos Ena S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Iliako Velos Dio S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Solarlab S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Iliaka Parka Ditikis Makedonias Ena S.A.	100%	100%	Greece	2007	Renewable Energy Sources
Iliaka Parka Ditikis Makedonias Dio S.A.	100%	100%	Greece	2007	Renewable Energy Sources

During the year ended December 31, 2007, PPC Renewables S.A. established seven new subsidiaries, for the purpose of constructing and operating new renewable energy production units.

In 2008, Arkadikos Ilios Tria S.A., Etolikos Ilios Ena S.A. and Etolikos Ilios Dio S.A. were renamed to Iliako Velos Ena S.A., Solarblab S.A. and Iliako Velos Dio S.A., respectively.

In June 2006, the Annual Shareholders' General Assembly for PPC Rhodes S.A. decided to dissolve the aforementioned company and to initiate the appropriate procedures on July 1, 2006, according to national commerce law. The process for PPC Rhodes S.A. is yet to be completed.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

In March 2008, the Parent Company as the only shareholder of the subsidiary PPC Telecommunications S.A., decided a partial reduction and the equal return of the share capital amounted to Euro 62,173, which was paid in April 2008. Also, in 2008, the Parent Company received dividends from the subsidiary company PPC Telecommunications S.A. amounted 76,992.

In the year 2007, the Parent Company participated in PPC Renewables' share capital increase by Euro 9,700. Additionally, the share capital increase of PPC Renewables, as a result of the spin – off procedure and transfer to the company, in 2007 by the Parent Company of its section of power generation through renewable energy sources amounted to Euro 54,447.

14. INVESTMENTS IN JOINT VENTURES

In 2006, the Parent Company together with Contour Global LLP (a US holding company), established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, the procurement and trading of fuel, minerals and other materials in South East Europe, Italy, Turkey, and selectively in the Mediterranean area. The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner will contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

During 2007,

- SENCAP realized two share capital increases by an amount of Euro 5,080,000 which was paid in full, by both parties.
- both parties agreed the participation of the European Bank of Reconstruction and Development (EBRD) in the share capital of SENCAP, by a percentage of 10%. Even though the relevant agreement was signed in 2007, EBRD's participation in SENCAP's share capital has not been realized after EBRD's decision, which was notified at SENCAP on 16/10/08.
- the Parent Company's Board of Directors has approved the terms and conditions for the participation of the International Finance Corporation (IFC), a subsidiary of the World Bank, in the share capital of SENCAP. The relevant agreement with IFC is cancelled, due to potential conflict of interest in some projects.
-

At December 31, 2008 PPC's share in assets, liabilities, income and expenses of SENCAP was as follows:

	December 31 2008	December 31 2007
Assets	312	1,887
Liabilities	(172)	(519)
Equity	(140)	(1,368)
Income	-	-
Loss after taxes	(1,228)	(1,162)

15. INVESTMENTS IN ASSOCIATES

	Group		Company	
	2008	2007	2008	2007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

LARCO S.A.	-	22,487	-	30,800
PPC Renewables ROKAS S.A.	1,278	1,207	-	-
PPC Renewables TERNA Energiaki S.A.	893	456	-	-
PPC Renewables DIEKAT Energy S.A.	2,062	2,005	-	-
PPC Renewables MEK Energiaki S.A.	892	1,162	-	-
PPC Renewables ELTEV AIFOROS S.A.	958	966	-	-
PPC Renewables EDF EN GREECE S.A.	5,762	5,582	-	-
Good Works S.A.	153	162	-	-
Aioliko Parko LOYKO S.A.	24	-	-	-
Aioliko Parko MAMBO BIGLIES S.A.	24	-	-	-
Aioliko Parko KILIZA S.A.	24	-	-	-
Aioliko Parko LEFKIVARI A.E.	24	-	-	-
Aioliko Parko AGIOS ONOUFRIOS S.A.	24	-	-	-
	12,118	**34,027**	-	**30,800**

Data concerning the above mentioned associates as well as the Group's ownership interest in them as at December 31, 2008 and 2007 are as follows:

Name	Note	Ownership Interest 2008	Ownership Interest 2007	Country of Incorporation	Establishment date/ possession	Principal Activities
Larco S.A.		28.56%	28.56%	Greece		Metallurgical
PPC Renewables ROKAS S.A.		49.00%	49.00%	Greece	2000	Renewable energy sources
PPC Renewables TERNA Energiaki S.A.		49.00%	49.00%	Greece	2000	Renewable energy sources
PPC Renewables DIEKAT Energy S.A.		49.00%	49.00%	Greece	2000	Renewable energy sources
PPC Renewables MEK Energiaki S.A.		49.00%	49.00%	Greece	2001	Renewable energy sources
PPC Renewables ELTEVAIFOROS S.A.		49.00%	49.00%	Greece	2004	Renewable energy sources
PPC Renewables EDF EN GREECE S.A.		49.00%	49.00%	Greece	2007	Renewable energy sources
EEN VOIOTIA S.A.	1	46.60%	46.60%	Greece	2007	Renewable energy sources
Good Works S.A.		49.00%	49.00%	Greece	2005	Renewable energy sources
ORION ENERGIAKI S.A.	2	49.00%	49.00%	Greece	2007	Renewable energy sources
ASTREOS ENERGIAKI S.A.	2	49.00%	49.00%	Greece	2007	Renewable energy sources
PHOIBE ENERGIAKH S.A.	2	49.00%	49.00%	Greece	2007	Renewable energy sources
IAPETOS ENERGIAKI S.A.	2	49.00%	49.00%	Greece	2007	Renewable energy sources
Aioliko Parko LOYKO S.A.		49.00%	-	Greece	2008	Renewable energy sources
Aioliko Parko MAMBO BIGLIES S.A.		49.00%	-	Greece	2008	Renewable energy sources

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Aioliko Parko KILIZA S.A.	49.00% -	Greece	2008	Renewable energy sources
Aioliko Parko LEFKIVARI A.E.	49.00% -	Greece	2008	Renewable energy sources
Aioliko Parko AGIOS ONOUFRIOS S.A.	49.00% -	Greece	2008	Renewable energy sources

1. It is consolidated from the associate company PPC Renewables EDF EN GREECE S.A. as it participates by 95% in its share capital.
2. They are consolidated by the associate company Good Works S.A. as they participate by 100% in their share capital.

The Parent Company in prior years had recorded an impairment loss on the investment of one of its associates (Larco S.A.). At December 31, 2005, the carrying amount of this investment was NIL. In 2006 due to the fact that the indications that led to the recognition of the impairment loss had been reversed, the Parent Company appointed an independent valuer to make an assessment of the recoverable amount of its investment in this associate, in accordance with the provisions of IAS 36 "Impairment of assets". As a result, in 2006 the Parent Company reversed part of the impairment loss previously recognized of Euro 37,032, while, in 2007, the investment was reduced to the amount of Euro 30,800 recording an additional impairment of Euro 6,232. In 2008, the Parent Company recorded a total impairment of the above mentioned investment due to the deterioration of LARKO without a possibility of improvement within the next years. The above movements refer to the separate financial statements.

LARCO S.A. does not prepare its financial statements under International Financial Standards. Furthermore, its statutory financial statements are audited and approved at a later date than the date that PPC's financial statements are authorised for issuance. As a result, in order for the Group to apply the equity method of accounting for this associate in its December 31, 2007 and 2008 consolidated financial statements, used unaudited pro-forma statutory financial information provided by LARCO S.A. The above mentioned have been prepared under different accounting principles and methods from those used by the Group. The above mentioned basis is not in accordance with the methods prescribed in IAS 28 "Investments in associates".

In December 2007, the sale of associate Wind – PPC Holding N.V. for an amount of Euro 175 million, was concluded which resulted in a profit of Euro 165 million

In the year ended December 31, 2008, the Group participated in a share capital increase of its associate companies by a total amount of Euro 1,146 (2007: Euro 7,679)..

The Group received dividends, for the year ended December 31, 2008, from its associates which amounted to Euro 145 (2007: Euro 322).

The following table presents condensed financial information of the PPC share in its associates' assets, liabilities and shareholders' equity as at December 31, 2008 and 2007:

	December 31, 2008		
	Assets	**Liabilities**	**Equity**
Larco S.A.	77,055	(87,412)	10,357
PPC Renewables ROKAS S.A.	3,013	(1,742)	(1,271)
PPC Renewables TERNA Energiaki S.A.	10,707	(9,814)	(893)
PPC Renewables DIEKAT Energy S.A.	5,187	(3,125)	(2,062)
PPC Renewables MEK Energiaki S.A.	3,658	(2,766)	(892)
PPC Renewables ELTEV AIFOROS S.A.	1,256	(298)	(958)
PPC Renewables EDF EN GREECE S.A.	20,989	(15,480)	(5,509)
Good Works S.A.	148	(4)	(144)

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Aioliko Parko LOYKO S.A.	26	(2)	(24)
Aioliko Parko MAMBO BIGLIES S.A.	26	(2)	(24)
Aioliko Parko LEFKIVARI A.E.	26	(2)	(24)
Aioliko Parko AGIOS ONOUFRIOS S.A.	26	(2)	(24)
Aioliko Parko KILIZA S.A.	26	(2)	(24)
	122.143	**(120,651)**	**(1.492)**

	December 31, 2007		
	Assets	**Liabilities**	**Equity**
Larco S.A.	80,693	(58,206)	(22,487)
PPC Renewables ROKAS S.A.	3,251	(2,044)	(1,207)
PPC Renewables TERNA Energiaki S.A.	8,176	(7,720)	(456)
PPC Renewables DIEKAT Energy S.A.	5,187	(3,182)	(2,005)
PPC Renewables MEK Energiaki S.A.	3,991	(2,829)	(1,162)
PPC Renewables ELTEV AIFOROS S.A.	1,009	(43)	(966)
PPC Renewables EDF EN GREECE S.A.	8,048	(2,466)	(5,582)
Good Works S.A.	162	(0)	(162)
	110,517	**(76,490)**	**(34,027)**

PPC's share of its associates' revenue and results for the year ended December 31, 2008 and 2007 has as follows:

	December 31, 2008		**December 31, 2007**	
	Sales	**Profit/(Loss)**	**Sales**	**Profit/(Loss)**
LARCO S.A.	81,232	(22,487)	96,204	13,249
PPC Renewables ROKAS S.A.	719	215	725	278
PPC Renewables TERNA Energiaki S.A.	-	(36)	-	(218)
PPC Renewables DIEKAT Energy S.A.	440	57	440	135
PPC Renewables MEK Energiaki S.A.	796	44	315	47
PPC Renewables ELTEV AIFOROS S.A.	-	(8)	-	(13)
PPC Renewables EDF EN GREECE S.A.	-	(335)	-	(1)
Good Works S.A.	-	(11)	-	(15)
Aioliko Parko LOYKO S.A.	-	(5)	-	-
Aioliko Parko MAMBO BIGLIES S.A.	-	(5)	-	-
Aioliko Parko LEFKIVARI A.E.	-	(5)	-	-
Aioliko Parko AGIOS ONOUFRIOS S.A.	-	(5)	-	-
Aioliko Parko KILIZA S.A.	-	(5)	-	-
	83,187	**(22,586)**	**97,684**	**13,462**

16. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of December 31, 2008 and 2007 are as follows:

	December 31, 2008		**December 31, 2007**	
	Receivable	**Payable**	**Receivable**	**Payable**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Subsidiaries				
- PPC Telecommunications S.A.	122	-	325	-
- PPC Renewables S.A.	17,112	(8,736)	1,547	(631)
- PPC Rhodes S.A.	33	-	29	-
- Arkadikos Ilios Ena S.A.	35	-	20	-
- Arkadikos Ilios Dio S.A.	9	-	6	-
	17,311	**(8,736)**	**1,927**	**(631)**
Associates				
PPC Renewables ROKAS S.A.	-	(195)	174	(96)
PPC Renewables TERNA Energiaki S.A.	-	-	196	-
PPC Renewables DIEKAT Energy S.A.	-	-	340	-
PPC Renewables MEK Energiaki S.A.	-	-	345	-
EEN VOIOTIA S.A.	-	(2,550)	464	-
- Tellas (note 19 and 32)	-	-	15,603	(13,648)
- Larco (energy and ash)	24,924	-	30,413	-
- Sencap	137	-	262	-
	25,061	**(2,745)**	**47,797**	**(13,744)**
Other				
- HTSO (note 32)	548,834	(617,820)	42,034	(71,700)
	548,834	**(617,820)**	**42,034**	**(71,700)**

PPC's transactions with its subsidiaries and its associates are as follows:

	2008		**2007**	
	Invoiced to	**Invoiced from**	**Invoiced to**	**Invoiced from**
Subsidiaries				
- PPC Telecommunications S.A.	35	-	34	-
- PPC Renewables S.A.	15,507	(14,926)	142	-
- PPC Rhodes S.A.	10	-	10	-
- Arkadikos Ilios Ena S.A.	34	-	17	-
- Arkadikos Ilios Dio S.A.	9	-	5	-
	15,595	**(14,926)**	**208**	**-**
Associates				
PPC Renewables ROKAS S.A.	147	(1,468)	307	(1,479)
PPC Renewables TERNA Energiaki S.A.	3	-	393	-
PPC Renewables DIEKAT Energy S.A.	2	-	483	-
PPC Renewables MEK Energiaki S.A.	21	-	-	-
EEN VOIOTIA S.A.	188	-	3,478	-
Tellas	-	-	3,785	(2,985)
Larco (energy and ash)	67,960	(7,880)	66,114	(5,796)
Sencap	(122)	-	220	-
	68,199	**(9,348)**	**74,780**	**(10,260)**
Other				
- HTSO (note 1)				
- Use of the transmission system	291,180	-	261,156	-
- Fees for seconded staff	13,201	-	12,596	-
- Access to and operation of transmission system	-	(336,491)	-	(301,989)
- Energy purchases	-	(603,504)	-	(343,708)
- Other services rendered	21,616	-	21,676	-
	325,997	**(939,995)**	**295,428**	**(645,697)**

Procurement of lignite from LARKO S.A.: On August 24, 2007 the Parent Company signed a contract for the procurement of lignite from LARKO S.A. for a total amount of 1.2 million tones (with a right of 15%

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

increase) for a period of four years and a total amount of Euro 25.8 million. Given the fact that at the time of signing the contract LARKO S.A. had outstanding payables of an equal amount to PPC from the supply of electricity, payments for the procurement of lignite will be settled against the abovementioned receivable from LARKO S.A.. The value of PPC's lignite procurement based on this contract, for the year 2008, amounted Euro 7.9(2007: Euro 1.3). In December 2008, LARCO S.A. temporarily interrupted the supply of lignite stating that bad weather did not allow the Mine to operate.

Transactions and balances with other government owned entities

The following table presents purchases and balances with government owned entities Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	December 31, 2008		December 31, 2007	
	Purchases	**Balance**	**Purchases**	**Balance**
ELPE, purchases of liquid fuel	418,269	12,836	642,688	11,706
DEPA, purchases of natural gas	849,942	60,595	629,235	45,350
	1,268,211	**73,431**	**1,271,923**	**57,056**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

Management compensation

Fees concerning management members (Board of Directors and General Managers) for the year ended December 31, 2008 and 2007 have as follows:

	GROUP		**COMPANY**	
	2008	**2007**	**2008**	**2007**
Compensation of members of the Board of Directors				
- Executive members of the Board of Directors	866	764	500	477
- Non-executive members of the Board of Directors	368	493	230	243
- Compensation / Extra fees	344	70	-	-
- Contribution to defined contribution plans	7	5	-	-
- Other Benefits	6	2	6	2
	1,591	1,334	736	722
Compensation of Vice Managing Directors and General Managers				
- Regular compensation	1,608	1,397	1,608	1,397
- Contribution to defined contribution plans	180	150	180	150
- Compensation / Extra fees	261	-	261	-
	2,049	1,547	2,049	1,547
Total	3,640	2,881	2,785	2,269

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds. Also, it does not include the electricity benefit based on the PPC personnel invoice to the Board of Director members, the Vice Managing Directors and the General Managers.

17. MATERIALS, SPARE PARTS AND SUPPLIES, NET

Group	Company

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	2008	2007	2008	2007
Lignite	63,356	54,375	63,356	54,375
Liquid fuel	90,675	120,784	90,675	120,784
Materials and consumables	717,028	640,647	716,257	639,884
Purchased materials in transit	50,534	44,615	50,534	44,615
	921,593	**860,421**	**920,822**	**859,658**
Provision for materials' write down to recoverable amount	(159,056)	(151,685)	(159,030)	(151,685)
Total	**762,537**	**708,736**	**761,792**	**707,973**

During 2008, the Group and the Parent Company made an additional provision for materials' write down to recoverable amount expected to be realized from their use of Euro 7,371 (2007: Euro 2,468) and Euro 7,345 (2007: Euro 2,468) respectively. Also, the Parent Company and the Group has recognized a devaluation of the liquated net value of liquid fuels amounted Euro 56,977 (2007: Euro 0). Materials, spare parts and supplies of the Parent Company and the Group are held free of encumbrances.

18. TRADE RECEIVABLES, NET

	Group		Company	
	2008	2007	2008	2007
High voltage	86,292	84,851	86,292	84,851
Medium and low voltage	566,058	474,911	566,058	474,911
Customers contributions	10,010	9,318	10,010	9,318
	662,360	**569,080**	**662,360**	**569,080**
Unbilled revenue	349,289	330,330	349,289	330,330
	1,011,649	**899,410**	**1,011,649**	**899,410**
Allowance for doubtful balances	(146,470)	(116,752)	(146,470)	(116,752)
Total	**865,179**	**782,658**	**865,179**	**782,658**

High voltage customer balances relate to (a) receivables from sales of energy to 28 large local industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering and (b) exports to foreign customers.

Medium voltage customers are mainly industrial and commercial companies. Billing is made on a monthly basis based on actual meter readings. Low voltage customers are mainly residential and small commercial customers.

The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based mainly on the energy consumed during the corresponding period in the prior year.

There are different types of invoices for both medium and low voltage customers with different tariff structures based on different types of energy use (commercial, residential, etc). Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading or billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful customers is made on the basis of their outstanding balances. The Company considers that an impairment loss has been incurred when non-collection exceeds the period of six months and one year, over the normal credit terms, for medium voltage and low voltage customers, respectively. The movement in the allowance for doubtful balances is as follows:

Group		Company	

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	2008	2007	2008	2007
As at January 1	**116,752**	**126,703**	**116,752**	**126,703**
- Provision charge	34,024	16,342	34,024	16,342
- Reversal of unused provision	(2,087)	(25,291)	(2,087)	(25,291)
- Utilisation	(2,219)	(1,002)	(2,219)	(1,002)
As at December 31	**146,470**	**116,752**	**146,470**	**116,752**

At December 31, 2008 και 2007, the ageing analysis of the invoiced trade accounts receivable had as follows:

		Non Past due and not impaired	Past due and not impaired (days)			
	Total		**< 45**	**45 – 180**	**180 – 365**	**> 365**
2008	515,890	184,286	161,475	109,518	44,855	15,756
2007	452,328	177,337	128,545	86,658	35,542	24,246

19. OTHER RECEIVABLES, NET (BASED FINAL VERSION)

	Group		Company	
	2008	**2007**	**2008**	**2007**
Value Added Tax	170,270	59,689	170,026	59,689
Assessed taxes and penalties	38,777	38,786	38,777	38,786
Social security funds				
- in dispute	18,059	18,059	18,059	18,059
- current	3,195	3,195	3,195	3,195
State participation in employees' Social security contributions	1,546	1,546	1,546	1,546
Pensioners' advances, in dispute	5,262	5,262	5,262	5,262
Loans to employees	24,885	23,255	24,885	23,255
Receivables from contractors	17,343	11,399	17,343	11,399
PPC Renewables	-	-	17,112	1,547
Tellas (fibre-optics rental)	4,320	15,603	4,320	15,603
Other	613	9,480	595	9,608
	284,270	**186,274**	**301,120**	**187,949**
Allowance for doubtful balances	(29,474)	(34,021)	(29,474)	(34,021)
Total	**254,796**	**152,253**	**271,646**	**153,928**

Assessed taxes and penalties:
The amount represents additional income taxes and penalties assessed to and paid by the Parent Company as a result of a preliminary tax audit performed in previous years by the tax authorities for the fiscal years from 1992 through to 1997. The amounts were paid in order to be able to file a case against the tax courts. These amounts have as follows:

- For the fiscal year 1992, it was paid (in 2006) an amount of Euro 8,048 (income tax of Euro 1,064, additional taxes of Euro 2,724 and penalties of Euro 4,260).

- For the fiscal years from 1995 through to 1997, it was paid an amount of Euro 30,728 (Euro 18,173 paid in 2005 and Euro 12,555 paid in periods prior to December 31, 2004).

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

- For the fiscal years from 1994 through to 1995, it was paid an amount of Euro 1,480. In 2007, this amount was settled against other tax liabilities.

Against the above receivables, the Parent Company has established a provision of Euro 42,676 (note 29).

Social Security Funds in Dispute
The amount relates to social security contributions and deductions (during years 1983-1993) for employees who have worked with other employers before joining PPC. As PPC undertook the obligation to cover for the whole amount of their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA (SSI i.e. Social Security Institute), the major Greek social security fund) has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, PPC together with PPC – PIO appealed said decision before the second degree courts. The second degree court rejected PPC's appeal, whereas PPC – PIO's appeal against IKA is still pending. A respective provision has been established for non-collection of this amount at the attached financial statements.

Advances to Pensioners in Dispute
The amount of Euro 5,262 represents an advance payment made in 1993 to pensioners. A respective provision has been established for non-collection of this amount.

State Participation in Employees' Social Security Contributions: The amount represents the claim of PPC from the State for the latter's contribution to the social security contributions of employees who started working after January 1, 1993. For the above mentioned amount, an equal provision has been established.

The movement in the allowance for other receivables is as follows:

	Group		**Company**	
	2008	**2007**	**2008**	**2007**
As at January 1	**34,021**	**45,967**	**34,021**	**45,967**
- Provision charge	2,080	-	2,080	-
- Reversal of unused provision	(6,624)	(6,775)	(6,624)	(6,775)
-Utilisation	(3)	(5,171)	(3)	(5,171)
As at December 31	**29,474**	**34,021**	**29,474**	**34,021**

20. INVESTMENTS AVAILABLE FOR SALE

	Group		**Company**	
	2008	**2007**	**2008**	**2007**
National Bank of Greece	18,486	63,265	18,486	63,265
Heracles Cement S.A.	4,385	8,803	4,385	8,803
Evetam	241	241	241	241
HTSO	144	144	144	144
Total	**23,256**	**72,453**	**23,256**	**72,453**

The change in the fair value of investments (equity securities) available for sale totalled Euro 50,542 and was debited (2007: Euro 16,407 credited) to "Marketable securities valuation surplus", in shareholders' equity (note 24). In the year 2008, the Parent Company received dividends from the above investments, of a total amount of Euro 2,863 (2007: Euro 6,942) (note 8).

21. CASH AND CASH EQUIVALENTS

	Group	**Company**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	2008	2007	2008	2007
Cash in hand	1,361	1,970	1,359	1,970
Cash at banks	17,089	21,765	14,032	19,514
Time deposits	85,000	166,000	85,000	-
Total	**103,450**	**189,735**	**100,391**	**21,484**

Interest earned on cash at banks and time deposits is accounted for on an accrual basis and amounted to Euro 3,435 (2007: Euro 1,518), for the Group and to Euro 1,451 (2007: Euro 1,235) for the Company and are included in financial income in the accompanying statements of income (note 8).
All cash and cash equivalents are denominated in Euro.

22. *SHARE CAPITAL*

Under Law 2773/1999 PPC was transformed, into a société anonyme. The Articles of Incorporation of PPC specify, among other things, the following:

a. The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital and

b. In case the participation percentage of a shareholder or a shareholder's affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.

At December 31, 2008 and 2007, PPC's share capital (fully authorised and issued) amounted to Euro 1,067,200 divided into 232,000,000 common shares of Euro four and sixty cents (Euro 4.60) per value each.

23. *LEGAL RESERVE*

Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their financial statements to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed through the life of the corporation. For the year ended 2008, the Group did not establish a legal reserve (2007: Euro 3,164).

24. *OTHER RESERVES*

	Group		Company	
RESERVES	**2008**	**2007**	**2008**	**2007**
- Tax free	113,654	113,654	113,654	113,654
- Specially taxed reserves	94,779	94,779	94,779	94,779
- Fair values of investments "held-for-sale" (note 20)	3,099	53,641	3,099	53,641
Total	**211,532**	**262,074**	**211,532**	**262,074**

Tax-free and specially taxed reserves represent interest income which is either free of tax or tax is withheld at source. However, if distributed, such reserves are subject to income tax (estimated at approximately Euro 49 million at December 31, 2008, assuming a tax rate of 25%). On the above reserves, no deferred taxes are accounted for. For the years 2008 and 2007, the Group did not establish tax-free reserves or specially taxed reserves.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

25. DIVIDENDS

Under Greek corporate law, companies are required each year to declare and pay from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve. However, with the unanimous consent of all shareholders a company may not declare any dividend.
Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, specifically, no dividends can be distributed (a) as long as a company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves, and (b) as long as the unamortized balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

In 2007 the Parent Company's Shareholders General Assembly approved the distribution of dividends, for the year 2006, of Euro 37,120 (Euro 0.16 per share). Such distribution was realized from retained earnings. Also in 2008 the Parent Company's Shareholders General Assembly approved the distribution of dividends, for the year 2007, of Euro 23,200 (Euro 0.10 per share). Such distribution was realized from retained earnings. For the year 2008, the Board of Directors will not recommend a distribution of dividends.

As at December 31, 2008, the unpaid balance of dividends was Euro 238 (2007: Euro 231).

26. INTEREST BEARING LOANS AND BORROWINGS

	Group		Company	
	2008	**2007**	**2008**	**2007**
Bank loans	1,378,707	1,237,840	1,378,675	1,237,840
Bonds payable	2,933,694	2,558,691	2,933,694	2,558,691
Bills payable	76	10	92	10
Total	**4,312,477**	**3,796,541**	**4,312,461**	**3,796,541**
Less current portion:				
- Bank loans	115,705	206,756	115,673	206,756
- Bonds payable	1,375,000	820,000	1,375,000	820,000
- Bills payable	76	10	92	10
Total	**1,490,781**	**1,026,766**	**1,490,765**	**1,026,766**
Long-term portion	**2,821,696**	**2,769,775**	**2,821,696**	**2,769,775**

The total interest expense on total debt for the period ended December 31, 2008 is included in financial expenses in the accompanying statements of income (note 7).

A further analysis of PPC's interest bearing loans and borrowings is as follows:

	2008	**2007**
Bank loans and bonds		
- Fixed rate	1,200,000	1,375,984
- Floating rate	1,733,694	1,283,695
European Investment Bank		
- Fixed rate	693,561	465,150
- Floating rate	647,875	630,652
Project financings		
- Fixed rate	92	10
- Floating rate	37,239	41,050
Total	**4,312,461**	**3,796,541**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Long term debt represents unsecured obligations of the Group and the Company. Certain loans and bonds include certain non-financial covenants, the most important of which is that the Company should not cease to be a corporation controlled as to at least 51% by the Greek State.

Analysis of borrowings by currency (including bank overdrafts)

	2008	*2007*
EURO	99.2%	*98.7%*
USD	0.0%	*0.0%*
CHF	*0.8%*	*1.3%*

During 2008 the Parent Company:

- issued eleven series of bonds totaling Euro 840 million repayable within the period 2009 – 2013,
- disbursed a long term loans of a total amount of Euro 342 million, with fifteen year duration, concerning loan agreements of total amount of Euro 435 million, repayable within the period 2012 – 2023,
- renewed for one more year the maturity of bond loans of Euro 355 million, in total, with an initial maturity in 2008.

Euro Medium Term Note (EMTN) program: In 2008 the Parent Company's Board of Directors has approved the establishment of a Euro Medium Term Note Program (EMTN), with initial amount Euro 2 billion.

The annual principal payments required to be made subsequent to December 31, 2008 and 2007 (based on the exchange rates as at December 31, 2008 and 2007) are as follows:

	2008	*2007*
On demand or within one year	1,490,765	*1,026,766*
In the second year	619,478	*713,656*
In the third to fifth years inclusive	1,430,652	*1,490,756*
After five years	771,566	*565,363*
Total	***4,312,461***	***3,796.541***

There are bond loans of total amount Euro 220 million with one year duration repayable in 2009 with the exclusive right of PPC for their renewal for one more year, repayable in 2010.

The fair value of bonds that are publicly traded at December 31, 2008 totaled Euro 903 million (2007: Euro 911 million), while, their respective carrying amount as at December 31, 2008 totaled Euro 900 million (2007: Euro 900 million).

The fair value of long-term loans with floating interest rates approximate their carrying amounts.

Forward Contracts

At December 31, 2008, the Company had one group of currency forward contract outstanding (there was another one concluded and concerning the purchase of an amount of CHF 150 million relating to the full repayment of one balloon installment of a CHF syndicated loan concluded in 2003, which was fully repaid at June 13, 2008).

The existing one was concluded for the purchase of an initial amount of YEN 4,118 billion, for the full repayment of an amortizable EIB loan covering the period January 2009 - January 2016.

27. FINANCIAL INSTRUMENTS

	Group	**Company**

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	2008	2007	2008	2007
Derivative liabilities	249	-	249	-
Derivative assets	-	4,977	-	4,977

Derivative financial instruments represent interest rate swaps. At December 31, 2008, PPC had three interest rate swap agreements outstanding of a total nominal outstanding amount of Euro 175 million, maturing during the period 2009 – 2010. Changes in their fair values of these derivatives are included in financial (expense) income, net, in the accompanying statements of income.

The net change in the fair values of swap agreements for the years ended December 31, 2008 amounted to Euro 5,226 loss included in financial expenses – note 7 (2007: Euro 1,041 gain financial income note 8).

28. *POST RETIREMENT BENEFITS*

PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. The relevant retirement obligations are calculated on the basis of financial and actuarial assumptions.
Net costs for the period are included in the payroll cost in the accompanying statements of income and consist of the present value of the benefits earned in the year, interest cost on the benefit obligation, prior service cost, and actuarial gains or losses. The retirement benefit obligations are not funded.

The details of the actuarial study for the years December 31, 2008 and 2007 have as follows:

	Group		Company	
	2008	2007	2008	2007
Present value of unfunded obligations	278,241	265,363	278,241	265,363
Unrecognised net loss	(43,728)	(24,326)	(43,728)	(24,326)
Net liability in balance sheet	**234,513**	**241,037**	**234,513**	**241,037**
Components of net service cost				
Current Service cost	3,402	4,260	3,402	4,260
Interest cost	14,389	13,118	14,389	13,118
Amortization of unrecognised loss	-	30	-	30
	17,791	**17,408**	**17,791**	**17,408**
Movements during the year in net liability in balance sheet				
Net liability at beginning of the year	241,037	237,855	241,037	237,855
Actual benefits utilised	(24,315)	(14,226)	(24,315)	(14,226)
Total expense recognised	17,791	17,408	17,791	17,408
Net liability, end of the year	**234,513**	**241,037**	**234,513**	**241,037**
Change in benefit obligation				
Liability at beginning of year	265,363	264,734	265,363	264,734
Current Service cost	3,402	4,260	3,402	4,260
Interest cost	14,389	13,118	14,389	13,118
Actuarial (gains)/loss	19,402	(2,523)	19,402	(2,523)
Benefits utilised	(24,315)	(14,226)	(24,315)	(14,226)
Liability, end of the year	**278,241**	**265,363**	**278,241**	**265,363**

Weighted average assumptions

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Discount rate	6.20%	5.60%	6.20%	5.60%
Rate of tariff increase per annum:	0%-5%	0%-4%	0%-5%	0%-4%
Average future working life	12.63	14.31	12.63	14.31

29. PROVISIONS

	Group		Company	
	2008	**2007**	**2008**	**2007**
Litigation with employees and third parties (note 35)	165,157	148,740	165,157	148,740
Disputes with tax authorities (note 19)	42,676	42,676	42,676	42,676
Mines' land restoration	16,541	14,697	16,541	14,697
PPC-PIO fixed assets	7,373	7,373	7,373	7,373
Total	**231,747**	**213,486**	**231,747**	**213,486**

During the year ended December 31, 2008, PPC reversed provision for litigation with employees and third parties of Euro 24,304 (2007: Euro 25,597 (gain)). In Addition, in 2008 the Parent Company paid Euro 7,887 for finalized cases (2007: Euro 2,863).

As per law 2773/1999, including among other provisions the establishment of the PPC Personnel Insurance Organization ("PPC-PIO"), PPC by decision of its Board of Directors, shall concede to PPC-PIO certain assets at no consideration.

The movement of the provisions for disputes with tax authorities and mines' restoration for the Parent Company and the Group has as follows:

	Group		Company	
	2008	**2007**	**2008**	**2007**
Balance at beginning of the year	14,697	14,000	14,697	14,000
- Change in outflow included in assets	2,357	845	2,357	845
- Reversal of unused amounts	(1,858)	(1,205)	(1,858)	(1,205)
- Finance cost	1,345	1,057	1,345	1,057
Balance at the end of the year	**16,541**	**14,697**	**16,541**	**14,697**

30. DEFERRED CUSTOMERS' CONTRIBUTIONS AND SUBSIDIES

GROUP	Subsidies	Customer Contributions	Total
Net book value			
December 31, 2006	**379,706**	**1,312,170**	**1,691,876**
- Subsidies and contributions received	6,536	199,008	205,544
- Transfer to revenues (note 6)	(13,850)	(47,657)	(61,507)
December 31, 2007	**372.392**	**1,463,521**	**1,835.913**
- Subsidies and contributions received	11,204	200,435	211,639
- Transfer to revenues (note 6)	(14,185)	(53,364)	(67,549)
December 31, 2008	**369,411**	**1,610,592**	**1,980,003**

PARENT COMPANY	Subsidies	Customer Contributions	Total
Net book value			
December 31, 2006	**373,274**	**1,312,170**	**1,685,444**
- Subsidies and contributions received	6,000	199,007	205,007

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

- Transfer to revenues (note 6)	(13,444)	(47,657)	(61,101)
December 31, 2007	**365,830**	**1,463,520**	**1,829,350**
- Subsidies and contributions received	11,204	204,436	211,640
- Transfer to revenues (note 6)	(13,771)	(53,364)	(67,135)
December 31, 2008	**363,263**	**1,610,592**	**1,973,855**

31. OTHER NON – CURRENT LIABILITIES

	Group		**Company**	
	2008	**2007**	**2008**	**2007**
Customers' deposits	501,558	465,662	501,558	465,662
Other	16	16	16	16
Total	**501,574**	**465,678**	**501,574**	**465,678**

The amount customers' advances relates to deposits made from customers upon initial connection to the transmission and/or distribution networks and is considered as coverage against unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts, which are payable on demand, is not expected to be realised within a short period of time the amounts are classified as non-current liabilities and they are not pre-paid.

32. TRADE AND OTHER PAYABLES

	Group		**Company**	
	2008	**2007**	**2008**	**2007**
Trade:				
Suppliers and contractors	401,431	392,235	408,611	391,941
Municipalities' duties	177,852	173,667	177,852	173,667
Social security funds, other	92,620	91,613	92,614	91,613
Greek TV	48,596	46,956	48,596	46,956
HTSO (note 16)	68,986	29,666	68,986	29,666
Taxes withheld	45,740	34,706	45,627	34,706
Credit customers' balances	33,118	29,588	33,118	29,588
Benefits on employee overtime	22,240	13,686	22,240	13,686
Bank of Crete	12,053	12,053	12,053	12,053
Lignite levy	353	21,329	353	21,329
Tellas	315	13,648	315	13,648
Other	26,349	44,310	26,347	44,883
Total	**929,653**	**903,457**	**936,712**	**903,736**

Municipal Duties and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers and certain high voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made two months prior. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years 2008 totaled Euro 29,058 (2007: Euro 27,036), and are included in other revenues in the accompanying statements of income. Furthermore, receivables from Municipalities relating to energy consumption are offset against amounts paid for the duties collected on behalf of the Municipalities.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Lignite Levy: Based on Law 2446/1996, effective 1997, PPC is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Bank of Crete: The amount relates to a dispute with the old "Bank of Crete" dating back to 1989, when the bank was under liquidation due to serious legal violations revealed at that time. PPC's deposits of Euro 6,806 with the bank were blocked, while PPC ceased payments on its loans by said bank amounting back then to Euro 12,053. The case, following a pertinent ruling by the Superior Court, was brought to the Court of Appeals which issued a decision partially in PPC's favor. However, a petition for review before the Supreme Court has been filed appeal against the aforesaid decision. The petition was discussed in October 2007, before the Supreme Court and it was sent to the Court of Appeals for a new trial, discussed on March 5th, of 2009.

33. SHORT-TERM BORROWINGS

At December 31, 2008, PPC had drawn from its committed bank overdraft facilities an amount of Euro 357,500 bearing interest at EURIBOR plus a margin. In the year 2008, the subsidiary PPC RENEWABLE concluded a short-term loan agreement of a total amount of €3 million, out of which the amount of €2 million was reimbursed and repaid within the year. This loan was concluded without the provision of any security.

	Group		**Company**	
	2008	**2007**	**2008**	**2007**
Committed Overdraft facilities				
- Credit lines available	438,000	280,000	435,000	280,000
- Unused portion	(79,500)	(83,100)	(77,500)	(83,100)
- Used portion	**358,500**	**196,900**	**357,500**	**196,900**

34. ACCRUED AND OTHER CURRENT LIABILITIES

	Group		**Company**	
	2008	**2007**	**2008**	**2007**
Accrued interest on interest bearing loans and borrowings	63,589	50,332	63,542	50,332
Natural gas and liquid fuel purchases	60,473	61,548	60,473	61,548
Energy purchases	2,428	214	2,428	214
Mining related services	3,546	-	3,546	-
Klitos minefield, additional expropriation costs	2,010	2,010	2,010	2,010
Personnel day off and overtime	43,043	61,859	43,043	61,859
Purchase of Emission Allowances	84,013	260	84,013	260
Other	13,230	7,768	12,742	7,104
Total	**272,332**	**183,991**	**271,797**	**183,327**

35. COMMITMENTS AND CONTINGENCIES

Ownership of Property
According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.
2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.
3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State at no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if such land is no longer needed by PPC S.A. for the fulfilment of its purposes.

Litigation and Claims
The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at December 31, 2008 amounts to approximately, Euro 642 million, as further analysed below:

1. Cla*ims with contractors, suppliers and other claims:* A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 353 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. *Fire incidents*: A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 43 million.

3. *Claims by employees:* Employees are claiming the amount of Euro 166 million, for allowances and other benefits that according to the employees should have been paid by PPC.

4. *Litigation with PPC Personnel Insurance Organization (PPC-PIO) (in Greek it is "OAP-DEI" i.e. PPC's Social Security Fund):* Until December 31, 2008, the PPC Personnel Insurance Organization ("PPC PIO") had filed, before the courts, seven (7) lawsuits against PPC, claiming an amount in total of Euro 86,060 and , aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration amounting to Euro 13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, at the amount of Euro 6,962 (three 3 actions), c) obtain the ownership of a building, of estimated value of Euro 8,000, d) be compensated for securities and shares which became property of PPC, and part of which has been sold, as well as for related dividends collected by PPC all for the amount of Euro 59,393 and e) to oblige PPC to render detailed accounts concerning management of bonds that PPC kept on behalf of PPC – PIO'. Cases described under (a) have been discussed before second instance courts, however PPC has filed a petition for review before the Supreme Court discussed in September 2008 and was remitted to the Plenary Session of the Supreme Court in January 2009, due to the importance of the case. It is noted that the recommendation in favour of PPC by the said Chamber of the Supreme Court it will be taken into account by the Plenary Session. Furthermore it should be noted that any ruling by the Plenary Session of the Supreme Court shall create a precedent in relation to all other pending cases with similar claims, (b) has already been discussed before first instance courts and the decision issuance process is on hold until the issuance of an irrevocable decision on case (a) above, (c) has been discussed before first instance courts and PPC has filed an appeal, discussed on September 18th, 2008 with the decision still pending, (d) has been discussed before first instance courts, however the decision is still pending, and (e) the first instance court has been ruled against PPC, thus PPC has filed an appeal, discussed in September 2008 with the decision still pending.
For the above amounts the Group has established provisions, which at December 31, 2008 totalled approximately Euro 165 million.

Environmental Obligations

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Key uncertainties that may influence the final level of environmental investment which the Group will be required to make, include:

1. Following the issuance of Common Ministerial Decisions for all Hydroelectric Plants, only the environmental permits for Plastiras Plant and the national transmission network, for which the Environmental Impact Assessment Studies have already been submitted to the Ministry for the Environment, are still pending.

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications, which is in the final stage. The Messochora-Dam road tunnel is being used since August of 2008. After publishing of the Greek Law 3734/2009, arranging expropriation matters in the Messochora area, the construction of the remaining works of the Project is being forwarded. These works have to be completed before closure of the Diversion Tunnel and starting Reservoir impounding. On December 31, 2008 the accumulated amount of the Messochora Power Plant project amounted to Euro 278,2 million, while it is estimated that until the completion of the project an additional amount 115 million Euro will be required

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (a) require additional to the already foreseen investments at PPC's larger thermal power plant stations, (b) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   (i) Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.

   (ii) Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.

   (iii) Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.

   (iv) Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented.

PPC's emission reduction plan was submitted to the authorities and has been incorporated in the national emission reduction plan, according to the provisions of the aforementioned Directive. For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil has already started from January 1st, 2007. From October 2007 all oil fired plants which use heavy fuel oil, are supplied with low sulphur heavy fuel oil, in the grounds of the aforementioned measure (d). The aforementioned measures (b) were completed during the first semester of 2008 while the measure (c) has been slightly delayed and its completion is expected during the first semester of 2009.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

The renewal of certain thermal power plants' environmental permits is expected after the recent (August 2008) issue of the Common Ministerial Decision for the National Emissions Reduction Plan (directive 2001/80/EK).

In December 2007, a proposal for a new industrial emissions directive amending IPPC and LCP Directives (COM 844 FINAL/2007L) was published by the European Commission. By the time the above directive is finalised, any required additional investments for existing Units will be assessed and redefined.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the disposal of the bulk of asbestos containing material existing in its premises.

6. During the operation of the Transmission Lines and Substations and Centers of Hyperhigh Voltage, there is no electromagnetic radiation, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits. Those limits were established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), and are recognized by the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

Tender for the Supply and installation of a 416,95 MW combined cycle natural gas fired power plant in Aliveri

After an international tender for the "Supply and installation of a 416.95 MW combined cycle natural gas fired power plant at Aliveri" the project was assigned to the underbidder company (Metka S.A). The contract with the company was signed in October 2007. The budgeted cost for the project is Euro 219 million and the contractual deadline for completion is 27 months after the contract is signed. Construction of the plant is delayed due to antiquities found on the construction site. The Common Ministerial Decision approving the environmental terms has been issued. The elaboration and approval of studies of the project and the delivery of electromechanical equipment on the site are in progress. There become discussions with the Contractor about the solution of economic subjects and technical modifications that have arisen. The Study of Treatment and Disposal of Industrial Waste Water was approved. The Folder of Building permission was submitted and the procedure of control for its publication is continued. The study of Delimitation and Regulation of an existing stream inside the Plant site was assigned to a Company. Completion of the procedure for obtaining the appropriate permits as well as the commencement of site works in the first trimester of 2009 are expected.

PPC's Investment Program

On November 13th, 2007, PPC's Board of Directors approved the submission of applications to both RAE and the Ministry of Development in order to obtain generation licenses for the following 5 generation stations: 1) a combined cycle natural gas fired unit with a capacity of 800MW in Megalopolis station , 2) a lignite fired unit with a capacity of 450MW in Meliti station, 3) a lignite fired unit using a fluidized bed

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

technology, with a capacity of 450MW in the Kozani-Ptolemaida area, 4) a coal-fired unit with a capacity of 700-800MW in Aliveri, and 5) a coal-fired unit with a capacity of 700-800MW in Larymna.

Approval of PPC Renewables' Business Plan
The Parents' Company Board of Directors, in November 6, 2007, approved PPC Renewables' Business Plan, for the period 2007 – 2014. The Business Plan amounts to approximately Euro 2 billion and PPC's equity contribution will amount to Euro 330 million, approximately. Among others, the aforementioned Business Plan provides for the development, up to 2014, of Renewable Sources projects covering various categories such as wind farms, solar parks, hydro plants, geothermal plants etc. up to a total capacity of 950 MW. In addition, according to a decision by the Minister of Development, issued following a relevant opinion from RAE, PPC Renewables' wholly owned subsidiaries, Arkadikos Ilios Ena and Arkadikos Ilios Dio, were granted a generation license for a solar energy unit of a total capacity of 50MW, which will be situated on an area previously occupied by a PPC mine in Megalopolis.

Option for acquisition of DEPA shares
PPC's Board of Directors, on October 2, 2007 decided to move with exercising its option for acquisition of DEPA (the natural gas company) shares, which has been done through a contract, decision that has been announced, on January 7, 2008, to the Ministry of Economy.

PPC's Business Plan
PPC's Business Plan was presented to the investing community on November 18, 2008.

Complaint against the European Commission's decision regarding lignite extraction rights
On May 13th, 2008, PPC filed before the Court of First Instance of the European Communities (CFI), an application for annulment of the Commission's Decision of March 5th 2008 regarding the granting by the Hellenic Republic of lignite extraction rights to PPC, The Greek State has intervened before the aforementioned Court in favour of PPC, while two undertaking– competitors of PPC – have intervened in favour of the European Commission. On February 19, the Hellenic Republic submitted its Observations before the CFI. Consequently, on February 25 2009, a Commissioner's Letter was addressed to the Hellenic Republic as well as PPC, by which it is made known that the set of measures to be adopted by the Republic must include, the concession through public tender procedures, as soon as possible, to enterprises with the exclusion of PPC, of the relevant lignite rights of the mines of Drama, Elassona, Vevi and Vegora, as well as the disposition of the related extracted amounts to third parties, excluding PPC (save for those cases where no valid offers have been submitted), and the abolishment of article 3 para 3 of Greek law 134/75 by which the relevant lignite extraction rights had been granted to PPC.
Finally, both the Hellenic Republic and PPC are requested by the said Letter of the Commission to submit their observations within the period of three (3) weeks. The said Letter is expected to be followed by the adoption of a (second) Commission Decision under Article 86 (3) of the EC Treaty.

Recourse filing and contract termination
The Parent Company's Board of Directors, at its meeting held on June 24th, 2008, has approved the filing of a recourse (automatic right for appeal) against the Ministerial Decision referring to the amendment of the electricity generation licences related to the electricity generation plants of "Aluminion of Greece". On July 30th, 2008, the Minister of Development decided to modify the electricity generation licences pertaining to "Aloumininion of Greece". In October and November 2008, the Parent Company has terminated its contract with "Aloumininion of Greece" dated 13.06.2008, for providing power under 150 KV according to Invoice A, a contract concluded and being in effect since March 7th, 2008. "Aloumininion of Greece" has sought interim measures challenging PPC's contract termination. The aforementioned motion for interim measures was scheduled to be discussed before Athens First Instance Court on January 23rd, 2009, but Aloumininion S.A. withdrew. After that, PPC is redefining its legal actions.

Tender for the supply and installation of a new combined cycle unit at Megalopoli
In April 2008, an international tender was announced for the "Study, supply, installation and operation of combined cycle natural gas fired unit V of 750-835 MW power plant in Megalopoli". The budgeted cost for

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

the new thermal unit amounts to Euro 570 million with a deadline of 34 months after the contract is signed. The original deadline for submitting offers expired in July 2008 and was given a two month extension which was also extended to November 25, 2008, when the offers of the four competitors were submitted. The Committee of Unsealing made acceptable all the bidders and transmitted the offers in the Committee of Evaluation on December 4, 2008, which started the process of Technical Evaluation. The Preliminary Environmental Assessment-Evaluation of the Unit was issued by the Authorities and the submission of the Study for Environmental Impacts is expected. The assignment to a Company about the study for the Delimitation and Regulation of the stream "Kouvelorema", the planning of essential work for flood-preventing protection and Study of the Environmental Impacts of the Delimitation-Regulation of the stream was approved.

Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes

In June 2008, the Parent Company has concluded a tender regarding the project "Commission of study, procurement of equipment and construction of a "closed type" substation in Soroni, Rhodes" and awarded it to ABB, who offered the lowest price of Euro 12.3 million, approximately. The project is scheduled to complete in two phases. According to the timetable the building phase of the substation should be completed by April 2010, so the units generation will be energized for the summer of 2010.

International tender for the construction of the new lignite station in Florina

In July 2008, an international tender regarding the "Study, procurement, transfer, installation and operation of the Steam Unit II in Meliti Power station, with a power of 420-450 MW, using powdered lignite as fuel and with the capability to provide thermal energy of 70 MW for District-heating" was announced. The budgeted cost for the new thermal unit was 675 million Euro. The new Unit will be fully equipped with modern and up-to-date antipollutive systems and with a provision to incorporate CO2 Capture and Sequestration Technology. The above mentioned project would be completed within 52 months, commencing with the signing of the contract. On December 1, 2008 Regulatory Authority of Energy transmitted positive opinion about determination of the terms and conditions of the permission for electricity production. The envelope to be submitted to Ministry of Environment and Public Works, for modification of Common Ministerial Decision Approval of Environmental Terms, is prepared. On February 18, 2009, the determined date of bids submission, no offer was submitted. The basic technical parameters of Project are in reconsideration, so that a new Inquiry shall be announced.

Collective Labor Agreement

On July 23, 2008 the new collective labor agreement has been signed between management and the employees union for the years 2008 -2009.

Electricity tariff increases

According to a decision by the Minister of Development, which was enacted on July 1, 2008 electricity tariffs for medium and low voltage were increased for consumptions which will be realized since July 1, 2008 herein. Increases are as follows:

- Residential tariffs 6.5%
- Agricultural tariffs 7%
- Commercial tariffs 8%
- Industrial tariffs 9.5%
- Public use tariffs 8%
- Municipal lighting tariffs 7%

In addition, high voltage tariffs 10%.

36. FINANCIAL RISK MANAGEMENT

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

The overall financial risk management program is focused on unpredictability of financial and non-financial markets and seeks to minimize potential adverse effects in the Group's financial position as a whole. The Group identifies, evaluates and if necessary, hedges risks relating to the Group's operating activities. The Group does not undertake any transactions of a speculative nature. The Group periodically controls and revises the relative policies and procedures in connection with financial risk management, which are summarized below:

Credit risk
The Group has no significant concentrations of credit risk with any single counter party. The maximum exposure to credit risk is represented by the carrying amount of each asset, including derivative financial instruments, in the balance sheet. With respect to derivative instruments, the Group monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial institutions. The Group has a policy of entering into contracts with parties that are well qualified and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to enter into collateral arrangements. The Group's exposure to credit risk arises from default of the counterparty with a maximum exposure equal to the future net cash flows of IRS and currency exchanges referred to Forward Currency Contracts.

Fair value
The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, short-term receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices at the balance sheet date. The fair values of long-term debt are as described in note 26. The fair values of derivative instruments are based on marked to market valuations (discounted cash flow analysis). For all swap agreements, the fair values are confirmed to the Group by the financial institutions through which the Group has entered into these contracts.

Liquidity risk
The Group manages its liquidity risk by on-going monitoring of its cash flows. The Group budgets and follows up its cash flows and appropriately acts for available cash deposits and credit lines with the banks. The unutilized approved credit lines available to the Group are sufficient to cover any financing need. The Group maintains a balance between continuity of funding and flexibility through the use of Bank overdrafts, bonds and bank loans.

(€ millions)

Year ended 31 December 2008	**On demand**	**Less than 3 months**	**3 to 12 months**	**1 to 5 years**	**> 5 years**	**Total**
Overdraft facilities	357.5	-	-	-	-	**357.5**
Short-term borrowing	-	-	1.0	-	-	**1.0**
Interest bearing loans and borrowings	-	695.1	795.8	2,050.0	771.5	**4,312.4**

Year ended 31 December 2007	**On demand**	**Less than 3 months**	**3 to 12 months**	**1 to 5 years**	**> 5 years**	**Total**
Overdraft facilities	196.9	-	-	-	-	**196.9**
Interest bearing loans and borrowings	-	217.8	807.8	2,205.6	565.3	**3,796.5**

Interest rate risk and foreign currency risk
The Group's principal financial liabilities, other than interest rate derivatives and forwards, comprise bank loans, bonds and overdrafts. The main purpose of these is to raise finance for the Group's operations. The

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

Group also enters into derivative transactions, currently interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group's sources of finance. It is the Group's policy that no trading in derivatives shall be undertaken and that derivative transactions are undertaken on existing debt. The main risks arising from the Group's financial instruments are cash flow interest rate risk and to a much lower extent foreign currency risk. The Board of Directors approves on an ad hoc basis the management of each of these risks. More specifically, the Group's exposure to the risk of changes in market interest rates relates to the long term debt obligations bearing floating interest rates. The policy is to manage its interest rate cost by using a mix of fixed and variable rate debts according to the prevailing market conditions. To manage this the Group enters into interest rate swaps, in which the group exchanges, at specified intervals, the difference between fixed and variable rate amounts calculated by reference to an agreed-upon national principal amount. These swaps are always designated to hedge underlying debt obligations.
The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group' s profit before tax (through the impact on floating rate borrowings). *(in € million)*

	Increase / Decrease in basis points (%)	Effect on profit before tax
2008		
Euro	+15	(4.2)
Chf	+15	(0.06)
Euro	-15	4.2
Chf	-15	0.06
2007		
Euro	+15	(3)
Chf	+15	(0.2)
Euro	-15	3
Chf	-15	0.2

The following table demonstrates the sensitivity to a reasonably possible changes in the Swiss Franc exchange rate , with all other variables held constant , of the Group' s profit before tax (through the impact on foreign currency borrowings).
(in € million)

	Increase / Decrease in CHF	Effect on profit before tax (CHF)
2008	**+5%**	(2)
	-5%	1.8
2007	**+5%**	(2.7)
	-5%	2.5

Market risk
The Group has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of natural gas and liquid fuel for the year ended 2008. The sensitivity analysis on natural gas, liquid fuel and system marginal price are as follow:

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Liquid Fuel (tones)	**Natural Gas (in m^3)**	**System Marginal Price (MWH)**
Change in price unit	+ 1 € (+ one Euro)	+ 0.01 € (+ one Cent of Euro)	+ 1 € (+ one Euro)
Impact	2.2 Euro million	23.4 Euro million	6.8 Euro million

Availability of lignite reserves

Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

Concentration of natural gas supply

Taking into account the new legal framework for the liberalization of the natural gas market in Greece, the Group will examine the possibility to renegotiate the existing contract with DEPA, as well as other opportunities for natural gas sourcing.

Capital management

The primary objective of the Group's capital management is to ensure the continuous smooth operation of its business activities and the achievement of its growth plans combined with an acceptable credit rating. Under this perspective, the target of the Group is to retain the ration net debt (liabilities)/equity between 98% and 105%.

The ratio net debt/equity amounts has as follows :

	2008	**2007**
Long term loans	4,312,461	3,796,541
Short term borrowings	358,500	196,900
Minus: cash	(103,450)	(189,735)
Net debt	4,567,511	3,803,706
Shareholders' equity	4,810,624	5,279,901
Minus: reserve of evaluation of investments "held-for-sale"	(3,099)	(53,641)
	4,807,525	5,226,260
Ratio net debt/equity	95%	73%

37. OPERATING LEASE ARRANGEMENTS

	Group		**Company**	
	2008	**2007**	**2008**	**2007**
Minimum lease payments under operating leases recognised as expense	**42,549**	**41,746**	**42,213**	**41,579**

At the balance sheet date, the Group's outstanding commitments for future minimum lease payments under non-cancellable operating leases are approximately the current year's lease expenses, which are expected not to significantly altered during the next years.

Operating lease payments represent mainly rentals payable by the Group for certain of its office properties, machinery, vehicles and furniture and equipment. Lease fees for office properties are generally fixed for an average term of twelve years. Lease fees for machinery and vehicles are generally fixed for an average of 1 and 3 year, respectively.

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

38. SUBSEQUENT EVENTS

Bond issues
During the period January – March 2009 the Parent Company has proceeded to the issuance of bonds of total amount Euro 565 million and renewed, in February 2009, the duration of a bond of an amount of Euro 70 million for one more year. Furthermore, the Board of Directors of the Parent Company approved the issuance of bonds total amount of Euro 420 million. For the first time the Parent Company has included in some loan agreements financial and other covenants (besides ownership) which may lead to default or the increase of borrowing cost. In a loan agreement of an amount of €300 mil with 3 year duration PPC is obliged to retain the following ratios in certain levels: i) EBITDA/Interest higher than 2, ii) Liabilities/Equity below 2 and iii) Net Debt/Tangible Assets and Investments in Joint Ventures and Associates below 2.

International tender for the construction of a diesel engine Power Plant 110-120MW in South Rodos of heavy fuel oil with low sulphur content
In the frame of Stage II of "Restricted Procedure", on June 6, 2008, 4 offers were submitted and their Technical Evaluation has been completed. On January 14, 2009 the unsealing of Economical Offers was realised. The process of the tender is in the final stage of assignment. The issue of the Common Ministerial Decision for the Approval of the Environmental Terms is soon expected.

Approval of business collaboration with "Halyvourgiki": PPC and Halyvourgiki signed the Shareholders' Agreement on 12.02.09 and agreed on the draft of the Articles of Association. Halyvourgiki S.A. will own 51% of the share capital of the joint venture and PPC will own 49%.

Approval of 2009 Budget
On February 2009 the Board of Directors approved the Parent Company's Budget for 2009.

39. SIGNIFICANT EVENTS OF THE YEAR

Customers' incentives:

In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy applied and in 2007. The returns to customers until the date of publication of the accompanying financial statements amounted to Euro 18.5 million (2007: Euro 19 million).

Common participation with ENEL SpA in Kosovo's tender: In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, to form a bidding consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kosovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed in late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kosovo's Ministry of Energy and Mines announced that the bidding consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender. At the beginning of August 2007, the Project Steering Committee announced the engagement of an international firm of advisors for the transaction. According to the schedule recently released by the Steering Committee, it is

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

projected that the bid competitors are going to be invited to participate in a Request for Proposals to be launched by the Ministry by 2nd quarter 2009.

Approval of business collaboration with "Halyvourgiki"
The Parent Company's Board of Directors, in its meeting dated April 3, 2008 has approved a business collaboration memorandum with Halyvourgiki. The memorandum between PPC and Halyvourgiki refers to the exploration of collaboration on the following: a) the construction and operation of two combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's infrastructure with both units embodying the best available environmentally friendly technology and b) the transformation of two existing power units with a total power of 100 MVA, in order to compensate for summer's peak demand.
The business collaboration memorandum also anticipates the formation of an independent societe anonyme to undertake the above mentioned project with Halyvourgiki owning 51% of the company's capital share and PPC owning 49%. PPC's Board of Directors approved the construction of the two abovementioned combined cycle natural gas fired units, with a power of 880 MW, in an area inside Halyvourgiki's infrastructure, pending the appropriate actions for the inception of a separate societe anonyme, which will handle the aforementioned project with Halyvourgiki S.A holding 51% of its share capital and PPC 49%, as well as the payment of Euro 4,900 in order for PPC to participate to the new company's share capital.

Approval of business collaboration with RWE
The Parent Company's Board of Directors, in its meeting dated April 22, 2008 has approved a business collaboration memorandum with RWE. The memorandum between PPC and RWE refers to the exploration of collaboration on the following:
a) the development in Porto Romano of Albania of a coal burning unit with a power of 500 – 800 MW. The collaboration memorandum anticipates that if the above mentioned investment is rated as viable, a new separate company will be formed in order to construct and operate the above mentioned station with RWE owning 51%, PPC 39% and TITAN 10% of its share capital. RWE and PPC signed the memorandum of understanding back in June 2008. The Albanian government initiated a short-listing procedure for the erection of this hard coal-fired power plant at the end of 2008. The consortium lead-managed by RWE participates in the first phase of this process and officially submitted an application for the erection and operation of the power plant at the end of February 2009.
b) natural gas in Greece and
c) renewable energy sources. For the renewable energy sources projects the collaboration memorandum anticipates that RWE will hold 51% of the company's share capital while PPC Renewables S.A., PPC's wholly owned subsidiary will hold 49%.

Revision of PPC's outlook by rating houses
In September 2008, the rating house of Moody's affirmed PPC's credit rating A2, while revising the company's outlook from stable to negative, due to the fact that the Greek States' credit rating was downgraded.
Furthermore the rating house Standard and Poor's downgraded PPC's credit rating to BBB from BBB+ and simultaneously put PPC on negative credit watch from stable.

CO2 Emissions
In November 2007, PPC submitted 31 applications to the competent authority for the issuance of the emissions permits for its bound plants, concerning the period 2008-2012. In December 2007, the competent authority approved the submitted Monitoring Plans and issued the respective permits for the second trading period 2008-2012. In February 2009 the competent authority issued guidelines for the verification of the emissions reports of the year 2008. A common ministerial decision issued in 2008 approving the Greek National Allocation Plan for the period 2008 – 2012. According to the final allocation, 44,2 Mt CO2 allowances were allocated to PPC bound plants. According to the temporary calculations, the total amount of CO_2 emissions of PPCs' bound plants for 2008 will be approximately 52,7 million $MtCO_2$. The emission rights allocated to PPCs' bound plants from the National Allocation Plan for 2008 are 44.2 million $MtCO_2$, and they have already been allocated in PPCs' accounts in the National Registry. There for, the CO2 emission rights shortage for the year 2008 is estimated to 8.5 million $MtCO_2$. It should be noted that the

shortage of emissions allowances for 2008 will be considered final only after the verification of the annual emissions reports by accredited third party verifiers and also after the additional allocation of allowances to some new entrance units in the Interconnected islands for 2008.

(All amounts in millions of Euro)

APPENDIX I - UNBUNDLED FINANCIAL STATEMENTS

Under the provisions of law 2773/1999 and law 3426/2005
and the approved methodology of
the Regulatory Authority for Energy.

PUBLIC POWER CORPORATION S.A.
UNBUNDLED FINANCIAL STATEMENTS
31 DECEMBER 2008

(All amounts in millions of Euro)

PUBLIC POWER CORPORATION S.A.
GROUP UNBUNDLED INCOME STATEMENT
AS OF 31st DECEMBER 2008
(expressed in million euro)

	MINES		GENERATION		TRANSMISSION		DISTRIBUTION NETWORK		SUPPLY		ADMINISTRATORS		ELIMINATIONS		TOTAL PPC	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
REVENUES																
Revenue from energy sales																
Energy sales to customers	0	0	0	0	0	0	0	0	5.426	4.761	0	0	0	0	5.426	4.761
Energy sales to HTSO S.A.	0	0	4.499	3.390	0	0	0	0	0	0	0	0	(4.492)	(3.380)	7	10
Energy exports	0	0	5	6	0	0	0	0	0	0	0	0	0	0	5	6
Capacity assurance mechanism	0	0	408	328	0	0	0	0	0	0	0	0	(408)	(328)	0	0
Services to HTSO S.A.	0	0	22	22	13	13	0	0	0	0	0	0	(22)	(22)	13	13
Distribution Network rentals	0	0	0	0	291	261	0	0	0	0	0	0	0	0	291	261
Other Sales	2	6	7	10	3	5	11	12	51	52	0	0	6	7	80	92
Inter-Segment Sales																
Public Service obligations	0	0	443	0	0	0	0	0	0	0	442	0	(885)	0	0	0
Contract for Differences between PPC's Generation and Supply	0	0	0	0	0	0	0	0	1.225	575	0	0	(1.225)	(575)	0	1
Energy	0	0	457	757	0	0	0	0	209	164	456	0	(1.122)	(920)	0	0
Lignite	902	802	0	0	0	0	0	0	0	0	0	0	(902)	(802)	0	0
Distribution Network usage rentals	0	0	0	0	0	0	795	666	0	0	810	0	(1.603)	(666)	2	0
REVENUES (SALES)	904	808	5.841	4.513	307	279	806	678	6.911	5.552	1.708	0	(10.653)	(6.686)	5.824	5.144
EXPENSES																
Payroll Cost	341	342	477	466	77	78	325	340	55	57	10	0	0	0	1.285	1.283
Third party lignite and lignite reserve variation	(10)	(2)	52	44	0	0	0	0	0	0	0	0	0	0	42	42
Liquid fuel	0	0	1.074	787	0	0	0	0	0	0	0	0	0	0	1.074	787
Natural Gas	0	0	850	629	0	0	0	0	0	0	0	0	0	0	850	629
Depreciations	83	84	234	249	69	75	104	147	4	1	3	0	0	0	497	556
Energy Purchases from third party	0	0	5	9	0	0	0	0	73	48	0	0	(16)	21	62	78
Energy imports	0	0	0	198	0	0	0	0	277	0	0	0	0	0	277	198
Energy Purchases from HTSO S.A.	0	0	0	0	0	0	0	0	5.103	3.735	0	0	(4.492)	(3.380)	611	355
Charge for the capacity assurance mechanism	0	0	0	0	0	0	0	0	427	341	0	0	(408)	(328)	19	13
Transmission system usage fees	0	0	36	36	0	0	0	0	252	223	0	0	49	43	337	302
HTSO uplift charge	0	0	0	0	0	0	0	0	94	75	0	0	(49)	(68)	45	7
Materials & Consumables	66	69	68	64	4	4	27	26	1	0	0	0	0	0	166	163
Utilities & Maintenance	154	144	65	68	4	3	37	32	18	19	0	0	0	(10)	278	256
Thrid party fees	1	1	10	5	1	1	14	12	3	1	0	0	0	0	29	20
Taxes and duties	25	21	4	1	1	1	5	2	1	4	0	0	0	0	36	29
Provisions	11	(4)	(1)	(15)	4	(5)	11	(8)	34	(10)	0	0	0	0	59	(42)
Financial expenses	30	24	112	94	30	26	49	39	(3)	(1)	1	0	0	0	219	182
Financial income	(12)	(4)	(46)	(14)	(12)	(4)	(20)	(6)	(15)	0	(1)	0	0	0	(106)	(28)
Other income/ (expense), net	1	(9)	15	15	(1)	5	14	19	4	(2)	2	0	0	(1)	36	27
CO_2 Emissions	0	0	107	0	0	0	0	0	2	0	0	0	0	0	109	0
Investments in associates gains/ (losses), net	4	1	16	3	4	1	7	1	(1)	0	0	0	0	0	30	6
Foreign currency gains/ (losses), net	0	0	12	(6)	1	0	0	0	0	0	0	0	0	0	13	(6)
Allocated Administration expenses	38	41	61	60	13	13	55	60	17	16	0	0	0	0	184	190
Inter-Segment Expenses																
Public service oblications	0	0	0	0	0	0	0	0	442	0	442	0	(885)	0	(1)	0
Contract for Differences between PPC's Generation and Supply	0	0	1.225	575	0	0	0	0	0	0	0	0	(1.225)	(575)	0	0
Energy Purchases	87	73	120	88	2	2	0	0	457	757	456	0	(1.122)	(920)	0	0
Lignite	0	0	902	802	0	0	0	0	0	0	0	0	(902)	(802)	0	0
Distribution Network usage	0	0	0	0	0	0	0	0	810	666	795	0	(1.603)	(666)	2	0
PROFIT (LOSS) BEFORE TAX	85	27	443	355	110	79	180	14	(1.144)	(378)	0	0	0	0	(327)	97

PUBLIC POWER CORPORATION S.A.
UNBUNDLED FINANCIAL STATEMENTS
31 DECEMBER 2008

(All amounts in millions of Euro)

PUBLIC POWER CORPORATION S.A.
INTERCONNECTED SYSTEM UNBUNDLED INCOME STATEMENT
AS OF 31st DECEMBER 2008
(expressed in million euro)

	MINES		GENERATION		TRANSMISSION		DISTRIBUTION NETWORK		SUPPLY		TOTAL	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
REVENUES												
Revenue from energy sales												
Energy sales to customers	0	0	0	0	0	0	0	0	4.847	4.261	4.847	4.261
Energy sales to HTSO S.A.	0	0	4.499	3.390	0	0	0	0	0	0	4.499	3.390
Energy exports	0	0	5	6	0	0	0	0	0	0	5	6
Capacity assurance mechanism	0	0	408	328	0	0	0	0	0	0	408	328
Services to HTSO S.A.	0	0	22	22	13	13	0	0	0	0	35	35
Distribution Network rentals	0	0	0	0	291	261	0	0	0	0	291	261
Other Sales	2	6	7	9	3	5	10	10	40	39	62	69
Inter-Segment Sales												
Public Service obligations	0	0	0	0	0	0	0	0	0	0	0	0
Contract for Differences between PPC's Generation and Supply	0	0	0	0	0	0	0	0	1.225	575	1.225	575
Energy	0	0	0	0	0	0	0	0	200	157	200	157
Lignite	902	802	0	0	0	0	0	0	0	0	902	802
Distribution Network usage rentals	0	0	0	0	0	0	705	550	0	0	705	550
REVENUES (SALES)	904	808	4.941	3.755	307	279	715	560	6.312	5.032	13.179	10.434
EXPENSES												
Payroll Cost	341	342	375	366	77	78	273	281	47	49	1.113	1.116
Third party lignite and lignite reserve variation	(10)	(2)	52	44	0	0	0	0	0	0	42	42
Liquid fuel	0	0	380	261	0	0	0	0	0	0	380	261
Natural Gas	0	0	850	629	0	0	0	0	0	0	850	629
Depreciations	83	84	191	207	69	75	90	122	4	1	437	489
Energy Purchases from third party	0	0	5	1	0	0	0	0	14	0	19	1
Energy imports	0	0	0	198	0	0	0	0	277	0	277	198
Energy Purchases from HTSO S.A.	0	0	0	0	0	0	0	0	5.103	3.735	5.103	3.735
Charge for the capacity assurance mechanism	0	0	0	0	0	0	0	0	427	341	427	341
Transmission system usage fees	0	0	36	36	0	0	0	0	252	223	288	259
HTSO uplift charge	0	0	0	0	0	0	0	0	94	69	94	69
Materials & Consumables	66	69	44	44	4	4	21	21	1	0	136	138
Utilities & Maintenance	154	144	47	51	4	3	30	26	18	19	253	243
Thrid party fees	1	1	3	3	1	1	12	10	3	1	20	16
Taxes and duties	25	21	3	1	1	1	4	2	1	4	34	29
Provisions	11	(4)	(4)	(13)	4	(5)	9	(7)	31	(12)	51	(41)
Financial expenses	30	24	89	79	30	26	41	33	(4)	(1)	186	161
Financial income	(12)	(4)	(37)	(12)	(12)	(4)	(17)	(5)	(13)	0	(91)	(25)
Other income/(expense), net	1	(9)	10	14	(1)	5	8	17	2	(1)	20	26
CO_2 Emissions	0	0	100	0	0	0	0	0	2	0	102	0
Investments in associates gains/ (losses), net	4	1	13	3	4	1	6	1	(1)	0	26	6
Foreign currency gains/ (losses), net	0	0	12	(6)	1	0	1	0	0	0	14	(6)
Allocated Adminisitration expenses	38	41	48	47	13	13	46	50	15	14	160	165
Inter-Segment Expenses												
Public service oblications	0	0	0	0	0	0	0	0	395	0	395	0
Contract for Differences between PPC's Generation and Supply	0	0	1.225	575	0	0	0	0	0	0	1.225	575
Energy Purchases	87	73	111	81	2	2	0	0	0	0	200	156
Lignite	0	0	902	802	0	0	0	0	0	0	902	802
Distribution Network usage	0	0	0	0	0	0	0	0	707	550	707	550
PROFIT (LOSS) BEFORE TAX	85	27	486	344	110	79	193	9	(1.063)	40	(189)	499

(All amounts in millions of Euro)

PUBLIC POWER CORPORATION S.A.
CRETE UNBUNDLED INCOME STATEMENT
AS OF 31st DECEMBER 2008
(expressed in million euro)

	GENERATION		DISTRIBUTION NETWORK		SUPPLY		TOTAL	
	2008	2007	2008	2007	2008	2007	2008	2007
REVENUES								
Revenue from energy sales								
Energy sales to customers	0	0	0	0	307	266	307	266
Energy sales to HTSO S.A.	0	0	0	0	0	0	0	0
Energy exports	0	0	0	0	0	0	0	0
Capacity assurance mechanism	0	0	0	0	0	0	0	0
Services to HTSO S.A.	0	0	0	0	0	0	0	0
Distribution Network rentals	0	0	0	0	0	0	0	0
Other Sales	0	0	0	1	6	4	6	5
Inter-Segment Sales								
Public Service obligations	244	0	0	0	0	0	244	0
Contract for Differences between PPC's Generation and Supply	0	0	0	0	0	0	0	0
Energy	238	405	0	0	7	5	245	410
Lignite	0	0	0	0	0	0	0	0
Distribution Network usage rentals	0	0	47	48	0	0	47	48
REVENUES (SALES)	482	405	47	49	320	275	849	729
EXPENSES								
Payroll Cost	37	37	23	26	4	4	64	67
Third party lignite and lignite reserve variation	0	0	0	0	0	0	0	0
Liquid fuel	382	312	0	0	0	0	382	312
Natural Gas	0	0	0	0	0	0	0	0
Depreciations	22	21	4	9	0	0	26	30
Energy Purchases from third party	0	2	0	0	39	31	39	33
Energy imports	0	0	0	0	0	0	0	0
Energy Purchases from HTSO S.A.	0	0	0	0	0	0	0	0
Charge for the capacity assurance mechanism	0	0	0	0	0	0	0	0
Transmission system usage fees	0	0	0	0	0	0	0	0
HTSO uplift charge	0	0	0	0	0	0	0	0
Materials & Consumables	8	7	3	3	0	0	11	10
Utilities & Maintenance	5	5	2	3	0	0	7	8
Thrid party fees	0	0	1	1	0	0	1	1
Taxes and duties	0	0	1	0	0	0	1	0
Provisions	0	(1)	1	0	2	1	3	0
Financial expenses	10	9	2	1	1	0	13	10
Financial income	(4)	(1)	(1)	0	(1)	0	(6)	(1)
Other income/ (expense), net	3	(1)	5	0	1	(1)	9	(2)
CO_2 Emissions	4	0	0	0	0	0	4	0
Investments in associates gains/ (losses), net	1	0	0	0	0	0	1	0
Foreign currency gains/ (losses), net	0	0	0	0	0	0	0	0
Allocated Administration expenses	5	5	4	4	1	1	10	10
Inter-Segment Expenses								
Public service oblications	0	0	0	0	25	0	25	0
Contract for Differences between PPC's Generation and Supply	0	0	0	0	0	0	0	0
Energy Purchases	7	5	0	0	238	405	245	410
Lignite	0	0	0	0	0	0	0	0
Distribution Network usage	0	0	0	0	54	48	54	48
PROFIT (LOSS) BEFORE TAX	2	5	3	2	(44)	(214)	(39)	(207)

PUBLIC POWER CORPORATION S.A.
UNBUNDLED FINANCIAL STATEMENTS
31 DECEMBER 2008

(All amounts in millions of Euro)

PUBLIC POWER CORPORATION S.A.
OTHER NO INTERCONNECTED ISLANDS UNBUNDLED INCOME STATEMENT
AS OF 31st DECEMBER 2008
(expressed in million euro)

	GENERATION		DISTRIBUTION NETWORK		SUPPLY		TOTAL	
REVENUES	2008	2007	2008	2007	2008	2007	2008	2007
Revenue from energy sales								
Energy sales to customers	0	0	0	0	272	234	272	234
Energy sales to HTSO S.A.	0	0	0	0	0	0	0	0
Energy exports	0	0	0	0	0	0	0	0
Capacity assurance mechanism	0	0	0	0	0	0	0	0
Services to HTSO S.A.	0	0	0	0	0	0	0	0
Distribution Network rentals	0	0	0	0	0	0	0	0
Other Sales	0	1	1	1	5	9	6	11
Inter-Segment Sales								
Public Service obligations	199	0	0	0	0	0	199	0
Contract for Differences between PPC's Generation and Supply	0	0	0	0	0	0	0	0
Energy	219	352	0	0	2	2	221	354
Lignite	0	0	0	0	0	0	0	0
Distribution Network usage rentals	0	0	43	68	0	0	43	68
REVENUES (SALES)	**418**	**353**	**44**	**69**	**279**	**245**	**741**	**667**
EXPENSES								
Payroll Cost	65	63	29	33	4	4	98	100
Third party lignite and lignite reserve variation	0	0	0	0	0	0	0	0
Liquid fuel	312	214	0	0	0	0	312	214
Natural Gas	0	0	0	0	0	0	0	0
Depreciations	21	21	10	16	0	0	31	37
Energy Purchases from third party	0	6	0	0	20	17	20	23
Energy imports	0	0	0	0	0	0	0	0
Energy Purchases from HTSO S.A.	0	0	0	0	0	0	0	0
Charge for the capacity assurance mechanism	0	0	0	0	0	0	0	0
Transmission system usage fees	0	0	0	0	0	0	0	0
HTSO uplift charge	0	0	0	0	0	6	0	6
Materials & Consumables	16	13	3	2	0	0	19	15
Utilities & Maintenance	13	12	5	3	0	0	18	15
Thrid party fees	7	2	1	1	0	0	8	3
Taxes and duties	1	0	0	0	0	0	1	0
Provisions	3	(1)	1	(1)	1	1	5	(1)
Financial expenses	13	6	6	5	0	0	19	11
Financial income	(5)	(1)	(2)	(1)	(1)	0	(8)	(2)
Other income/ (expense), net	2	2	2	2	1	0	5	4
CO_2 Emissions	3	0	0	0	0	0	3	0
Investments in associates gains/ (losses), net	2	0	1	0	0	0	3	0
Foreign currency gains/ (losses), net	0	0	0	0	0	0	0	0
Allocated Administration expenses	8	8	6	6	1	1	15	15
Inter-Segment Expenses								
Public service oblications	0	0	0	0	22	0	22	0
Contract for Differences between PPC's Generation and Supply	0	0	0	0	0	0	0	0
Energy Purchases	2	2	0	0	219	352	221	354
Lignite	0	0	0	0	0	0	0	0
Distribution Network usage	0	0	0	0	49	68	49	68
PROFIT (LOSS) BEFORE TAX	**(45)**	**6**	**(17)**	**3**	**(37)**	**(204)**	**(99)**	**(195)**

(All amounts in millions of Euro)

PUBLIC POWER CORPORATION S.A.
UNBUNDLED INCOME STATEMENT OF ADMINISTRATORS
AS OF 31st DECEMBER 2008
(expressed in million euro)

	NETWORK ADMINISTRATOR		ADMINISTRATOR OF NON-INTERCONNECTED ISLANDS	
	2008	2007	2008	2007
REVENUES				
Revenue from energy sales				
Energy sales to customers	0	0	0	0
Energy sales to HTSO S.A.	0	0	0	0
Energy exports	0	0	0	0
Capacity assurance mechanism	0	0	0	0
Services to HTSO S.A.	0	0	0	0
Distribution Network rentals	0	0	0	0
Other Sales	0	0	0	0
Inter-Segment Sales				
Public Service obligations	0	0	442	0
Contract for Differences between PPC's Generation and Supply	0	0	0	0
Energy	0	0	456	0
Lignite	0	0	0	0
Distribution Network usage rentals	707	0	103	0
REVENUES (SALES)	**707**	**0**	**1.001**	**0**
EXPENSES				
Payroll Cost	1	0	9	0
Third party lignite and lignite reserve variation	0	0	0	0
Liquid fuel	0	0	0	0
Natural Gas	0	0	0	0
Depreciations	0	0	3	0
Energy Purchases from third party	0	0	0	0
Energy imports	0	0	0	0
Energy Purchases from HTSO S.A.	0	0	0	0
Charge for the capacity assurance mechanism	0	0	0	0
Transmission system usage fees	0	0	0	0
HTSO uplift charge	0	0	0	0
Materials & Consumables	0	0	0	0
Utilities & Maintenance	0	0	0	0
Thrid party fees	0	0	0	0
Taxes and duties	0	0	0	0
Provisions	0	0	0	0
Financial expenses	1	0	0	0
Financial income	(1)	0	0	0
Other income/ (expense), net	1	0	1	0
CO_2 Emissions	0	0	0	0
Investments in associates gains/ (losses), net	0	0	0	0
Foreign currency gains/ (losses), net	0	0	0	0
Allocated Administration expenses	0	0	0	0
Inter-Segment Expenses				
Public service oblications	0	0	442	0
Contract for Differences between PPC's Generation and Supply	0	0	0	0
Energy Purchases	0	0	456	0
Lignite	0	0	0	0
Distribution Network usage	705	0	90	0
PROFIT (LOSS) BEFORE TAX	**0**	**0**	**0**	**0**

PUBLIC POWER CORPORATION S.A.
UNBUNDLED FINANCIAL STATEMENTS
31 DECEMBER 2008

(All amounts in millions of Euro)

PUBLIC POWER CORPORATION S.A.
GROUP UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2008
(expressed in million of euro)

	ADMINISTRATION		MINES		GENERATION		TRANSMISSION		DISTRIBUTION NETWORK		SUPPLY		ADMINISTRATORS		TOTAL PPC	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
ASSETS																
NON-CURRENT ASSETS																
Tangible Assets	0	0	1.406	1.352	5.004	4.922	1.411	1.391	3.778	3.578	19	23	64	0	11.682	11.266
Intangible Assets	0	0	2	2	1	11	0	0	0	0	0	0	0	0	3	13
Investments in related parties	78	171	0	0	0	0	0	0	0	0	0	0	0	0	78	171
Marketable and other securities	0	0	1	0	3	8	1	0	1	1	0	0	0	0	6	9
Other non-current assets	0	0	3	9	11	38	3	10	5	16	0	0	0	0	22	73
Administration non-current assets	0	0	27	29	47	46	8	8	26	29	5	3	0	0	113	115
TOTAL NON-CURRENT ASSETS	78	171	1.439	1.392	5.066	5.025	1.423	1.409	3.810	3.624	24	26	64	0	11.904	11.647
CURRENT ASSETS																
Inventories	0	0	101	68	411	423	42	36	188	173	1	0	3	0	746	700
Trade Accounts Receivable	0	0	0	0	9	20	0	0	8	8	848	747	0	0	865	775
Various Debtors	0	0	33	22	118	34	8	19	31	19	44	30	0	0	234	124
Income tax	0	0	5	3	18	13	5	4	8	6	(1)	0	0	0	35	26
Other current assets	0	0	(3)	1	18	8	2	0	3	6	6	1	0	0	26	16
Derivatives asset	0	0	0	1	0	2	0	1	0	1	0	0	0	0	0	5
Cash in hand	0	0	13	4	51	7	14	4	22	6	0	0	1	0	101	21
Administration current assets	0	0	11	12	20	20	3	4	11	12	2	2	0	0	47	50
TOTAL CURRENT ASSETS	0	0	160	111	645	527	74	68	271	231	900	780	4	0	2.054	1.717
TOTAL ASSETS	78	171	1.599	1.503	5.711	5.552	1.497	1.477	4.081	3.855	924	806	68	0	13.958	13.364
LIABILITIES AND EQUITY																
EQUITY																
Share Capital	1.067	1.067	0	0	0	0	0	0	0	0	0	0	0	0	1.067	1.067
Revaluation Surplus	107	107	0	0	0	0	0	0	0	0	0	0	0	0	107	107
Legal reserve	46	46	0	0	0	0	0	0	0	0	0	0	0	0	46	46
Fixed assets' revaluation surplus	4.231	4.150	0	0	0	0	0	0	0	0	0	0	0	0	4.231	4.150
Capitalised Fixed assets' tax revaluation surplus	(947)	(947)											0	0	(947)	(947)
Reserves	212	262	0	0	0	0	0	0	0	0	0	0	0	0	212	262
Retained earnings	268	524	0	0	0	0	0	0	0	0	0	0	0	0	268	524
TOTAL EQUITY	4.983	5.208	0	0	0	0	0	0	0	0	0	0	0	0	4.983	5.208
CAPITAL FUNDING TO BUSSINESS UNITS	(10.040)	(9.485)	1.426	1.265	5.079	4.827	1.350	1.318	2.227	2.059	(106)	16	65	0	1	0
NON-CURRENT LIABILITIES																
Long-term debt	2.822	2.770	0	0	0	0	0	0	0	0	0	0	0	0	2.822	2.769
Actuarial Provision and Provison for Riks	466	455	0	0	0	0	0	0	0	0	0	0	0	0	466	455
Deferred tax liabilities	0	0	0	0	9	11	0	0	3	7	0	0	0	0	12	18
Subsidies for fixed assets acquisition	0	0	20	41	75	166	21	47	160	184	(2)	(1)	1	0	275	437
Other long-term liabilities & Customers' advances	0	0	0	0	217	216	75	71	1.548	1.411	37	31	0	0	1.877	1.729
Administration non-current liabilities	0	0	0	0	0	0	0	0	0	0	468	435	0	0	468	435
TOTAL NON-CURRENT LIABILITIES	3.287	3.224	20	41	301	393	96	118	1.711	1.602	503	465	1	0	5.919	5.843
CURRENT LIABILITIES																
Accounts Payable and Various Creditors	0	0	119	160	195	194	41	28	132	156	446	317	0	0	933	855
Short-term borrowings	358	197	0	0	0	0	0	0	0	0	0	0	2	0	360	197
Bank Overdrafts	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Current portion of long-term bank loans	1.491	1.027	0	0	0	0	0	0	0	0	0	0	0	0	1.491	1.027
Notes payable undertaking, non-accured interest	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Derivatives Liability	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Dividens payable	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Accrued and other current liabilities	0	0	32	23	133	116	9	9	9	23	81	7	0	0	263	178
Administration current liabilities	0	0	2	14	3	22	1	4	2	15	0	1	0	0	8	56
TOTAL CURRENT LIABILITIES	1.848	1.224	153	197	331	332	51	41	143	194	527	325	2	0	3.055	2.313
TOTAL LIABILITIES AND EQUITY	78	171	1.599	1.503	5.711	5.552	1.497	1.477	4.081	3.855	924	806	68	0	13.958	13.364

PUBLIC POWER CORPORATION S.A.
UNBUNDLED FINANCIAL STATEMENTS
31 DECEMBER 2008

(All amounts in millions of Euro)

PUBLIC POWER CORPORATION S.A.
INTERCONNECTED SYSTEM UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2008
(expressed in million of euro)

	MINES		GENERATION		TRANSMISSION		DISTRIBUTION NETWORK		SUPPLY		TOTAL	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
ASSETS												
NON-CURRENT ASSETS												
Tangible Assets	1.406	1.352	4.040	4.131	1.411	1.391	3.248	3.021	16	19	10.121	9.914
Intangible Assets	2	2	1	11	0	0	0	0	0	0	3	13
Investments in related parties	0	0	0	0	0	0	0	0	0	0	0	0
Marketable and other securities	1	0	3	8	1	0	1	1	0	0	6	9
Other non-current assets	3	9	9	31	3	10	4	13	0	0	19	63
Administration non-current assets	27	29	37	36	8	8	22	24	5	3	99	100
TOTAL NON-CURRENT ASSETS	1.439	1.392	4.090	4.217	1.423	1.409	3.275	3.059	21	22	10.248	10.099
CURRENT ASSETS												
Inventories	101	68	294	293	42	36	147	139	1	0	585	536
Trade Accounts Receivable	0	0	9	20	0	0	7	6	708	631	724	657
Various Debtors	33	22	114	34	8	19	26	13	41	39	222	127
Income tax	5	3	14	11	5	4	7	5	(1)	0	30	23
Other current assets	(3)	1	13	10	2	0	3	4	6	1	21	16
Derivatives asset	0	1	0	2	0	1	0	1	0	0	0	5
Cash in hand	13	4	41	5	14	4	19	5	0	0	87	18
Administration current assets	11	12	15	15	3	4	9	10	2	2	40	43
TOTAL CURRENT ASSETS	160	111	500	390	74	68	218	183	757	673	1.709	1.425
TOTAL ASSETS	1.599	1.503	4.590	4.607	1.497	1.477	3.493	3.242	778	695	11.957	11.524
LIABILITIES AND EQUITY												
EQUITY												
Share Capital	0	0	0	0	0	0	0	0	0	0	0	0
Revaluation Surplus	0	0	0	0	0	0	0	0	0	0	0	0
Legal reserve	0	0	0	0	0	0	0	0	0	0	0	0
Fixed assets' revaluation surplus	0	0	0	0	0	0	0	0	0	0	0	0
Capitalized Fixed assets' tax revaluation surplus	0	0	0	0	0	0	0	0	0	0	0	0
Reserves	0	0	0	0	0	0	0	0	0	0	0	0
Retained earnings	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL EQUITY	1.426	1.265	4.062	4.028	1.350	1.318	1.919	1.731	(156)	(14)	8.601	8.328
CAPITAL FUNDING TO BUSSINESS UNITS												
NON-CURRENT LIABILITIES	0	0	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0	0	0
Actuarial Provision and Provison for Riks	0	0	0	0	0	0	0	0	0	0	0	0
Deferred tax liabilities	20	41	63	141	21	47	29	59	(3)	(2)	130	286
Subsidies for fixed assets acquisition	0	0	199	201	75	71	1.418	1.297	3	0	1.695	1.569
Other long-term liabilities & Customers' advances	0	0	0	0	0	0	0	0	434	405	434	405
Administration non-current liabilities	20	41	262	342	96	118	1.447	1.356	434	403	2.259	2.260
TOTAL NON-CURRENT LIABILITIES												
CURRENT LIABILITIES	119	160	145	147	41	28	110	124	427	299	842	758
Accounts Payable and Various Creditors	0	0	0	0	0	0	0	0	0	0	0	0
Short-term borrowings	0	0	0	0	0	0	0	0	0	0	0	0
Bank Overdrafts	0	0	0	0	0	0	0	0	0	0	0	0
Current portion of long-term bank loans	0	0	0	0	0	0	0	0	0	0	0	0
Notes payable undertaking, non-accured interest	0	0	0	0	0	0	0	0	0	0	0	0
Derivatives Liability	0	0	0	0	0	0	0	0	0	0	0	0
Dividens payable	0	0	0	0	0	0	0	0	0	0	0	0
Accrued and other current liabilities	32	23	118	73	9	9	15	19	73	6	247	130
Administration current liabilities	2	14	3	17	1	4	2	12	0	1	8	48
TOTAL CURRENT LIABILITIES	153	197	266	237	51	41	127	155	500	306	1.097	936
TOTAL LIABILITIES AND EQUITY	1.599	1.503	4.590	4.607	1.497	1.477	3.493	3.242	778	695	11.957	11.524

(All amounts in millions of Euro)

PUBLIC POWER CORPORATION S.A.
CRETE UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2008
(expressed in million of euro)

	GENERATION		DISTRIBUTION NETWORK		SUPPLY		TOTAL	
	2008	2007	2008	2007	2008	2007	2008	2007
ASSETS								
NON-CURRENT ASSETS								
Tangible Assets	427	432	197	244	0	2	624	678
Intangible Assets	0	0	0	0	0	0	0	0
Investments in related parties	0	0	0	0	0	0	0	0
Marketable and other securities	0	0	0	0	0	0	0	0
Other non-current assets	1	4	0	1	0	0	1	5
Administration non-current assets	4	4	2	2	0	0	6	6
TOTAL NON-CURRENT ASSETS	432	440	199	247	0	2	631	689
CURRENT ASSETS								
Inventories	47	69	9	0	0	0	56	69
Trade Accounts Receivable	0	0	1	1	76	64	77	65
Various Debtors	3	(1)	2	4	3	(9)	8	(6)
Income tax	2	1	0	0	0	0	2	1
Other current assets	2	(1)	0	1	0	0	2	0
Derivatives asset	0	0	0	0	0	0	0	0
Cash in hand	4	1	1	0	0	0	5	1
Administration current assets	2	2	1	1	0	0	3	3
TOTAL CURRENT ASSETS	60	71	14	7	79	55	153	133
TOTAL ASSETS	492	511	213	254	79	57	784	822
LIABILITIES AND EQUITY								
EQUITY								
Share Capital	0	0	0	0	0	0	0	0
Revaluation Surplus	0	0	0	0	0	0	0	0
Legal reserve	0	0	0	0	0	0	0	0
Fixed assets' revaluation surplus	0	0	0	0	0	0	0	0
Capitalised Fixed assets' tax revaluation surplus	0	0	0	0	0	0	0	0
Reserves	0	0	0	0	0	0	0	0
Retained earnings								
TOTAL EQUITY	0	0	0	0	0	0	0	0
CAPITAL FUNDING TO BUSSINESS UNITS	443	459	79	120	34	17	556	596
NON-CURRENT LIABILITIES								
Long-term debt	0	0	0	0	0	0	0	0
Actuarial Provision and Provison for Riks	0	0	0	0	0	0	0	0
Deferred tax liabilities	0	0	0	0	0	0	0	0
Subsidies for fixed assets acquisition	7	16	1	4	1	1	9	21
Other long-term liabilities & Customers' advances	18	15	122	114	0	0	140	129
Administration non-current liabilities	0	0	0	0	34	30	34	30
TOTAL NON-CURRENT LIABILITIES	25	31	123	118	35	31	183	180
CURRENT LIABILITIES								
Accounts Payable and Various Creditors	18	12	10	15	10	9	38	36
Short-term borrowings	0	0	0	0	0	0	0	0
Bank Overdrafts	0	0	0	0	0	0	0	0
Current portion of long-term bank loans	0	0	0	0	0	0	0	0
Notes payable undertaking, non-accured interest	0	0	0	0	0	0	0	0
Derivatives Liability	0	0	0	0	0	0	0	0
Dividens payable	0	0	0	0	0	0	0	0
Accrued and other current liabilities	6	7	1	0	0	0	7	7
Administration current liabilities	0	2	0	1	0	0	0	3
TOTAL CURRENT LIABILITIES	24	21	11	16	10	9	45	46
TOTAL LIABILITIES AND EQUITY	492	511	213	254	79	57	784	822

(All amounts in millions of Euro)

PUBLIC POWER CORPORATION S.A.
OTHER NO INTERCONNECTED ISLANDS UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2008
(expressed in million of euro)

	GENERATION		DISTRIBUTION NETWORK		SUPPLY		TOTAL	
	2008	2007	2008	2007	2008	2007	2008	2007
ASSETS								
NON-CURRENT ASSETS								
Tangible Assets	532	359	334	313	3	2	869	674
Intangible Assets	0	0	0	0	0	0	0	0
Investments in related parties	0	0	0	0	0	0	0	0
Marketable and other securities	0	0	0	0	0	0	0	0
Other non-current assets	1	3	1	2	0	0	2	5
Administration non-current assets	6	6	2	3	0	0	8	9
TOTAL NON-CURRENT ASSETS	539	368	337	318	3	2	879	688
CURRENT ASSETS								
Inventories	70	61	32	34	0	0	102	95
Trade Accounts Receivable	0	0	0	1	64	52	64	53
Various Debtors	6	1	3	2	0	0	9	3
Income tax	2	1	1	1	0	0	3	2
Other current assets	3	(1)	0	1	0	0	3	0
Derivatives asset	0	0	0	0	0	0	0	0
Cash in hand	6	1	2	1	0	0	8	2
Administration current assets	3	3	1	1	0	0	4	4
TOTAL CURRENT ASSETS	90	66	39	41	64	52	193	159
TOTAL ASSETS	629	434	376	359	67	54	1.072	847
LIABILITIES AND EQUITY								
EQUITY								
Share Capital	0	0	0	0	0	0	0	0
Revaluation Surplus	0	0	0	0	0	0	0	0
Legal reserve	0	0	0	0	0	0	0	0
Fixed assets' revaluation surplus	0	0	0	0	0	0	0	0
Capitalised Fixed assets' tax revaluation surplus	0	0	0	0	0	0	0	0
Reserves	0	0	0	0	0	0	0	0
Retained earnings								
TOTAL EQUITY	0	0	0	0	0	0	0	0
CAPITAL FUNDING TO BUSSINESS UNITS	574	340	229	208	16	13	819	561
NON-CURRENT LIABILITIES	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0
Actuarial Provision and Provison for Riks	9	11	3	7	0	0	12	18
Deferred tax liabilities	5	9	130	121	0	0	135	130
Subsidies for fixed assets acquisition	0	0	0	0	34	31	34	31
Other long-term liabilities & Customers' advances	0	0	0	0	0	0	0	0
Administration non-current liabilities								
TOTAL NON-CURRENT LIABILITIES	14	20	133	128	34	31	181	179
CURRENT LIABILITIES	32	35	12	17	9	9	53	61
Accounts Payable and Various Creditors	0	0	0	0	0	0	0	0
Short-term borrowings	0	0	0	0	0	0	0	0
Bank Overdrafts	0	0	0	0	0	0	0	0
Current portion of long-term bank loans	0	0	0	0	0	0	0	0
Notes payable undertaking, non-accured interest	0	0	0	0	0	0	0	0
Derivatives Liability	0	0	0	0	0	0	0	0
Dividens payable	0	0	0	0	0	0	0	0
Accrued and other current liabilities	9	36	2	4	8	1	19	41
Administration current liabilities	0	3	0	2	0	0	0	5
TOTAL CURRENT LIABILITIES	41	74	14	23	17	10	72	107
TOTAL LIABILITIES AND EQUITY	629	434	376	359	67	54	1.072	847

PUBLIC POWER CORPORATION S.A.
UNBUNDLED FINANCIAL STATEMENTS
31 DECEMBER 2008

(All amounts in millions of Euro)

PUBLIC POWER CORPORATION S.A.
UNBUNDLED BALANCE SHEET OF ADMINISTRATORS
AS OF 31st DECEMBER 2008
(expressed in million of euro)

	NETWORK ADMINISTRATOR		ADMINISTRATOR OF NON-INTERCONNECTED ISLANDS	
	2008	2007	2008	2007
ASSETS				
NON-CURRENT ASSETS				
Tangible Assets	0	0	64	0
Intangible Assets	0	0	0	0
Investments in related parties	0	0	0	0
Marketable and other securities	0	0	0	0
Other non-current assets	0	0	0	0
Administration non-current assets	0	0	0	0
TOTAL NON-CURRENT ASSETS	0	0	64	0
CURRENT ASSETS				
Inventories	0	0	3	0
Trade Accounts Receivable	0	0	0	0
Various Debtors	0	0	0	0
Income tax	0	0	0	0
Other current assets	0	0	0	0
Derivatives asset	0	0	0	0
Cash in hand	0	0	1	0
Administration current assets	0	0	0	0
TOTAL CURRENT ASSETS	0	0	4	0
TOTAL ASSETS	0	0	68	0
LIABILITIES AND EQUITY				
EQUITY				
Share Capital	0	0	0	0
Revaluation Surplus	0	0	0	0
Legal reserve	0	0	0	0
Fixed assets' revaluation surplus	0	0	0	0
Capitalised Fixed assets' tax revaluation surplus	0	0	0	0
Reserves	0	0	0	0
Retained earnings	0	0	0	0
TOTAL EQUITY				
CAPITAL FUNDING TO BUSSINESS UNITS	0	0	65	0
NON-CURRENT LIABILITIES	0	0	0	0
Long-term debt	0	0	0	0
Actuarial Provision and Provison for Riks	0	0	0	0
Deferred tax liabilities	0	0	1	0
Subsidies for fixed assets acquisition	0	0	0	0
Other long-term liabilities & Customers' advances	0	0	0	0
Administration non-current liabilities	0	0	1	0
TOTAL NON-CURRENT LIABILITIES				
CURRENT LIABILITIES				
Accounts Payable and Various Creditors	0	0	0	0
Short-term borrowings	0	0	2	0
Bank Overdrafts	0	0	0	0
Current portion of long-term bank loans	0	0	0	0
Notes payable undertaking, non-accured interest	0	0	0	0
Derivatives Liability	0	0	0	0
Dividens payable	0	0	0	0
Accrued and other current liabilities	0	0	0	0
Administration current liabilities	0	0	0	0
TOTAL CURRENT LIABILITIES	0	0	2	0
TOTAL LIABILITIES AND EQUITY	0	0	68	0

NOTES TO THE UNBUNDLED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

According to the provisions of European Directives 96/92 and 2003/54 (as well as the provisions of Law 2773/1999 and Law 3426/2005, which embodied the aforementioned European Directives into the national legislation), unbundling is the separation of financial statements (balance sheet and income statement) of an integrated electric utility into different financial statements for each one of its activities.

The unbundled financial statements will reflect each activity's financial position, assets and liabilities, as if such activities prepared financial statements had they been separate (independent) legal entities.

PPC, as a vertically organized integrated electric utility, keeps in its internal accounting, separate accounts for its activities and prepares separate balance sheets and statements of income for each one of its activities (balance sheet and statement of income before tax – hereinafter referred to as "unbundled financial statements"), as if these activities were carried out by different entities, in order to avoid discriminations, cross subsidization and distortion of competition.

Further to the above, PPC should keep separate accounts for its activities carried out in the non-interconnected islands in accordance with the provisions of art. 23 of Law 3426/2005.

The summary totals of the unbundled financial statements are equal and agree with PPC's issued consolidated balance sheet and statement of income, prepared in accordance with International Financial Reporting Standards, with the exception of provision for income tax, as unbundled statements of income are presented before tax.

The accounting principles applied for the preparation of the unbundled financial statements are those applied for the preparation of the Company's separate and consolidated financial statements.

The preparation of the unbundled financial statements requires management to make estimates, assumptions and judgments that affect the reported assets and liabilities for each activity. Such estimates, assumptions and judgments are regularly reviewed in order to reflect the managements' current view on facts and transactions concerned.

The unbundling methodology applied by the Company, for the preparation of the accompanied unbundled financial statements is approved by the regulatory Authority for Energy.

The unbundled financial statements were approved by the Company's Board of Directors, in its meeting, held on March 24, 2009.

2. *ACCOUNTING UNBUNDLING METHODOLOGY*

The methodology applied for the preparation of the unbundled financial statements consists of the following phases:

- Determination of activities into which the integrated electric utility should be unbundled
- Preparation of unbundled trial balances
- Preparation of unbundled balance sheets and establishment of «Capital Funding» account
- Preparation of the unbundled statements of income
- Quantification of inter-segment revenues and expenses among activities through the application of an internal pricing system
- Embodying of the result of the Contract for Differences between PPC's Generation and Supply.

Determination of activities into which the integrated electric utility should be unbundled

The activities for which unbundled financial statements are prepared, on a first level and for the whole Group, are Mines, Generation, Transmission, Distribution Network, Supply, Network Administrator and Corporate.

On a second level, these activities are presented as follows:

- Interconnected System
  - Mines
  - Generation
  - Transmission
  - Distribution network
  - Supply
  - Network Administrator
- System of Crete
  - Generation
  - Distribution network
  - Supply
- System of other non interconnected islands
  - Generation
  - Distribution network
  - Supply
- Network Administrator of non-interconnected islands (Crete and other non-interconnected islands)
- Corporate

Mines include the lignite extraction activity carried out in the Lignite Centers of West Macedonia and Megalopolis.

Generation includes the electricity generation activities in the interconnected system, the system of Crete and the system of non interconnected islands.

2. ACCOUNTING UNBUNDLING METHODOLOGY (continued)

Transmission is responsible for the monitoring, the maintenance and the repair of high tension grid, which is used for the transmission of electricity, and is compensated, as the owner of the grid by the Hellenic Transmission System Operator ("HTSO").

Distribution Network includes the operation of electricity distribution to medium and low voltage customers in the interconnected system, the system of Crete in and the system of non interconnected islands.

Supply reflects the Company's activity which monitors relationships with final customers in the interconnected system, the system of Crete in and the system of non interconnected islands.

Network Administrator includes the operation of the network in order to distribute electric power to the consumers of low and medium voltage of the interconnected system and the system of non-interconnected islands.

The Corporate acts as the lender (funding source) of all activities and retains in its balance sheet all investments in subsidiaries, associates and joint ventures and in its liabilities and shareholders' equity all equity accounts, funding and provisions of a financial nature. The capital funding account which is also presented in the liabilities side of Corporate reflects the funds that have been made available to activities in order to finance their operations.

The balance sheet and statement of income of the Corporate is further allocated based on certain allocation rules which are described in detail in the following pages.

Related parties are reflected as a separate activity in the unbundled financial statements.

Preparation of unbundled trial balances

In the Company's accounting system, each cost centre represents an organizational entity, in which the assets and liabilities are recorded.

General and Cost Accounting trial balances, through the codification of each cost centre, provides the ability of detection and grouping of data which are directly ascribed to activities, and of composition of activities trial balances.

These trial balances include the balances of all balance sheet and statement of income accounts per activity.

In order for these trial balances to be generated, the following tasks are performed (this process is applied per account and cost centre for the minimum account degree in General and Cost Accounting):

- Cost centers are recorded in order to identify the boundaries of activities and then all cost centers to be assigned to activities with which they are related to.

- Each modification in cost centers and trial balance accounts is detected and recorded in order to be embedded in the proper activities or balance sheet and income statement accounts respectively.

- The trial balance accounts are codified and grouped into sections of the balance sheet and of the income statement based on company's needs and its published financial statements.

- It is ensured that all cost centers are subordinate to one of the predefined activities and, at the same time, there is no possibility that two distinct activities include the same cost centre.

- The sum totals of the cost centers and accounts are reconciled with the comprehensive trial balance of the Company.

- The amounts that are depicted in the Corporate trial balance (which include the central financial services where a significant amount of the accounting entries is performed) and relate to the activities (e.g. significant balances of suppliers and contractors, taxes etc), are identified and ascribed in the activities based on the information extracted through the peripheral subsystems (subsystem of beneficiaries', fixed assets, constructions etc).

- The account balances, which, due to their nature, do not relate to activities into which have been ascribed, are reclassified and ascribed into the correct activities.

- The account balances which relate to activities and have not been directly ascribed or correlated with specific activities, are concentrated separately, in order to be allocated based on allocation criteria per fourth-degree account (the lowest account degree where the accounting entries are performed).

The allocation criteria, which are used for the first level of allocations and derived from trial balances amounts, are the following:

- **Payroll:** applies for the allocation of account balances related either with payroll or with general personnel issues (e.g. various payroll receivables and obligations, social securities funds, personnel loans etc). The specific allocation criterion is defined based on the payroll of employees who were actually employed in this activity (allocated payroll). According to this criterion, each activity proportionally receives an amount from the allocated Corporate accounts, based on the percentage of its participation in the total payroll amount of activities.

- **Material consumption:** applies for the allocation of account balances which are related to the materials consumption and suppliers cycle (e.g. orders from abroad, purchases in transit, suppliers etc.). According to this criterion, each activity's proportion depends on the total amount of activity's material consumptions in terms of total consumption.
- **Net book value of assets:** applies for the allocation of the account balances that are related to the fixed assets cycle (e.g. projects receivables, projects advances, subsidies, contractor works beneficiaries, contractors taxes etc) and reflects the total amount of assets net book value for each activity in terms of total net book value.
- **Total Operating Expenses:** used for the allocation of general nature's accounts balances and expresses total value of operating expenses of every activity expressed in terms of total operating expenses.

- **Compensation and third party fees:** applies for the allocation of the corresponding category of accounts and reflects the ratio of Compensation and third party fees of every activity expressed in terms of total.
- **Third party allowances:** used for the allocation of the trial balance accounts that relate to third party allowances (apart from contract works), such as rentals, water supply, postage, etc.
- **Various expenses:** used for the allocation of various expenses accounts balances except for travel expenses, which relate to payroll; it is quantified as the ratio of every activity's various expenses expressed in terms of total various expenses.
- **Depreciation Expense:** applies for the allocation of depreciation expense accounts balances. The value of every activity's depreciation expense expressed in terms of total depreciation expense represents the corresponding percentage from the allocation.
- **Sales:** it is used for the allocation of accounts balances that relate to the Company's sales.

The account balances of financial nature included in the balance sheet and income statement (cash and cash equivalents, loans, derivatives etc), are aggregated separately, in order to be further allocated in the activities.

Preparation of unbundled balance sheets and establishment of «Capital Funding» account

The balances of balance sheet accounts of financial nature are allocated in the activities according to each activity's capital funding, which equals the capital employed of every activity including the provisions of liabilities and excluding the investments in affiliates of assets.

Then, the balance sheet accounts' balances are allocated in the activities, which have still remained to the Corporate (fixed assets, inventories, cash & cash equivalents etc.), based on total of assets and liabilities of each activity. Corporate keeps in its balance sheet only investments in subsidiaries, joint ventures and affiliates as well as total equity and liabilities of the entity.

Upon completion of the aforementioned allocations, the balance sheets per activity are prepared.

Capital Funding, presented in separate line of liabilities, represents capitals been granted from the Company to every activity for the achievement of its business goals.

Total Capital Funding equals total equity, liabilities and provisions of the whole Company excluding the investments in related parties (subsidiaries, joint ventures and affiliates)

The allocated assets and liabilities of Corporate in activities are presented in a separate line item in each activity's financial statement.

Preparation of the unbundled statements of income

Income statement accounts of financial nature are allocated to activities based on Capital Funding of every activity, as calculated above.

Then, income statement account balances that have remained in Corporate are allocated in the activities. For the allocation of expenses the following procedure is applied:

<u>Allocation of expenses of Information technology Department</u>

Allocation of expenses of the Information Technology Department is performed in two phases. Initially, expenses that relate to the "ERMIS" system of customers' monitoring and billing are assigned to Distribution network and Supply. Then, the remaining expenses are allocated in the activities based on the number of employees of each activity.

Allocation of expenses of Real Estate Housing Department

The allocation criterion used for the allocation of the Real Estate Department's expenses is the surface occupied (in square meters) by each unit for housing its operations.

Allocation of Human resources Division

This Department consists of the Training Department, the Human Resources Department, the Organization, Health, Safety & Security Department and is allocated into the activities based on the number of employees (staff) of every activity.

Other Corporate Departments

All other Corporate Departments are allocated to activities based on direct expenses of every activity. These Departments are the following:

- CEO office
- Finance & Administrative Control
- Strategy & Planning
- Communication
- Legal Counsel
- Center for Research, Standards and Testing
- Internal Audit
- Finance
- Controlling
- Procurement and Supplies

Upon completion of the above allocations, the statements of income for each activity are prepared.

The Corporate expenses allocated to the activities are presented separately in a line item in each activity.

Quantification of inter-segment revenues and expenses among activities through the application of an internal pricing system

Within the framework of an integrated utility products and services are exchanged among its activities, which would be recorded if these activities would operate as independent entities.

In order for these products and services to be quantified and recorded, an internal pricing system is applied if necessary (where there is no external determination of internal exchanges).

The most important services and products internally exchanged in PPC among its activities that are presented in the unbundled financial statements are the following:

	Activity which	
Product/ Service	**Renders**	**Receives**
Interconnected system		
Lignite	Mines	Generation
Energy self-consumption	Supply	Mines
Energy self-consumption	Supply	Generation
Energy self-consumption	Supply	Transmission
Rental of distribution network	Distribution Network	Network Administrator
Use of distribution network	Distribution Network	Supply
Settlement of economic differences	Supply	Generation

System of Crete

Energy	Generation	Administrator of Non interconnected islands
Rental of distribution network	Distribution Network	Network Administrator
Use of distribution network and Energy	Distribution Network	Supply
Self-consumption Energy	Supply	Generation
System of other non-interconnected islands		
Energy	Generation	Administrator of Non-interconnected islands
Rental of distribution network	Distribution Network	Administrator of Non-interconnected islands
Use of distribution network and energy	Administrator of No interconnected islands	Supply
Self-consumption Energy	Supply	Generation
Return of receivable Public service obligations		
Return of receivable Public service obligations	Interconnected Supply	Administrator of Non-interconnected islands
Return of receivable Public service obligations	Crete supply	Administrator of Non-interconnected islands
Return of receivable Public service obligations	Supply of non-interconnected islands	Administrator of Non-interconnected islands
Return of receivable Public service obligations	Administrator of Non-interconnected islands	Crete Generation
Return of receivable Public service obligations	Administrator of Non-interconnected islands	Generation of non-interconnected islands

Each activity's revenues from product sales or services to another activity are quantified, through the internal pricing system.

Also, the activity that receives the product/ service records the related cost (expense).

For unbundled balance sheet preparation purposes, it is considered that all transactions among the activities are settled in cash and as a result, no accounts receivable or accounts payable are recorded among the activities in their balance sheets.

The inter-segment energy sales for self-consumption are calculated based on each activity's metered consumption of energy and the prices applied for third party sales of the same customer class.

In more detail, in the interconnected system:

- The Mines internal revenue is calculated in accordance of the agreement the lignite supply between Mines and Generation.
- The Generation revenues are recorded based on the daily market transaction settlements carried out by the HTSO.
- The Transmission revenue reflects actual billings to HTSO for the rent of the Transmission Grid.
- The internal revenues of the Distribution Network are recorded based on the charged prices of the Distribution network.
- The Supply revenue reflects actual billings to the final consumers.
- The Network Administrators revenue, is the rental reflects registered billings of the use of the distribution network

In the system of Crete and in the system of other non-interconnected islands:

- The internal Generation revenues are calculated on basis of the calorific production and the estimated average marginal price of the interconnected system.

- The internal revenues of the Distribution Network are recorded based on the charged prices of the Distribution network.
- The Supply revenue reflects actual billings to the final consumers.
- The Network Administrators revenues are calculated as follows:
    1. The rental reflects registered billings of the use of the distribution Network.
    2. The selling energy produced by the Non-interconnected islands to the Supply.
    3. The Public Service Obligations which are collected and yielded from the Supply to the Administrator of the Non-interconnected islands, finally are yielded to the Generation of the Non-interconnected islands.

Finally, for the purpose of preparation of the unbundled financial statements, services that PPC receives / renders to / from the HTSO (ancillary services, energy, etc.) are quantified and presented separately, and not on a net basis, a practice which is applied by PPC through the preparation process of its consolidated financial statements.

Settlement of Economic Differences between General Division of Generation and General Division of Supply from transaction of Electric Energy

As it is known, in the context of operation of wholesale market of electric energy, the General Division of Supply is debited with the supply of electric energy on the Marginal Price of the System (SMP), which is then invoiced to the customers on the basis of regulated tariffs, resulting in a substantial divergence between income and expenses. Respectively, the General Division of Generation is credited by the market (on the basis of SMP) in amounts that exceed its reasonable cost.

The applied methodology allows the settlement of economic relations between the General Division of Generation and the General Division of Supply and it functions at way similar with the "Contracts of Differences" as foreseen by the provisions of article 230 of the code. Given that PPC constitutes a single legal entity, practically, the particular methodology corresponds to a process of internal pricing between the two Divisions and it aims in the internal correction of debits and credits of Supply and Generation respectively, that result from the wholesale market.

Description of basic methodology

The methodology that is applied is summarized as follows:

The General Division of Generation and the General Division of Supply, in the context of the up coming year's budget, agree in trading specific quantities of electric energy by zone of charge (Base, Intermediate, Peak) and time period (Winter/December – January – February – March, Summer/June – July – August – September, Remaining Months) in specific prices. In other words, they agree a total price by zone of charge and time period.

The income from the trading in question added up to the income from the Transient Capacity Assurance Mechanism (article 330 ep. KDS and SIE) and the income from the provision of

Complementary Services (article 328 KDS and SIE) cover the reasonable cost of General Division Generation, as this results from the unbundled budget of the particular year and contemplating a reasonable return of 8% on the capital employed.

In this context, any extraordinary additional income of Generation from the wholesale market, due to higher settlement prices of the market by zone of charge and time period, i.e. income that exceeds the corresponding agreed total price, will be refunded from the Generation to the Supply. In case of divergence from the agreed, there will be clauses of readjustment of the agreed price. More specifically:

- If the prices of liquid fuels and natural gas change, the prices that were agreed upon for the transaction will be readjusted, on the basis of the provided readjustment of prices of sale of electric energy to third parties via the clauses of fuel readjustment.

- If the agreed quantities of electric energy change, there will be anticipated correction of the agreed price via clauses for the reimbursement of the relative cost of each side.

Lignite Supply Contract

The lignite supply contract determines the internal lignite market, i.e the lignite sales of the Lignite General Division to the Generation General Division. The contract has to do with the consumption of the lignite stations on a continuous basis, as well as with the necessary stock for the specific period. The calculation of the relative amounts takes place on the monthly basis, taking into account the monthly consumption and the calorific value of the lignite delivered.



PUBLIC POWER CORPORATION S.A.

Reg. No : 47829/06/B/00/2

Chalkokondyli 30 - 104 32 Athens

FINANCIAL DATA AND INFORMATION FOR THE YEAR

January 1 2008 - December 31 2008

(published in accordance to the article 135 of the corporate law 2190, for companies who prepare the annual consolidated and stand alone financial statements in accordance with IAS / IFRS)

(Amounts in thousands of Euro)

The purpose of the following data is to provide users with general financial information about the financial condition and the results of operations of Public Power Corporation S.A. and PPC Group. We recommend users that, before proceeding to any kind of investing activity or transaction with the Company, to access the company's web site where the condensed financial statements and the auditor's review report, when is required are published.

COMPANY'S DATA

Appropriate Authority:	Ministry of Development, Societe Anonyme and Credit Division
Web site address:	www.dei.gr
Date of approval by the Board of Directors:	March, 24 2009
Certified auditor accountant:	Vassilios Kaminaris
Audit company:	Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Type of auditors' report:	Opinion with exception

Board of Directors:

Athanasopoulos Panagiotis	Chairman & Chief Executive Officer
Chatziargyriou Nikolaos	Vice Chairman & Deputy CEO
Efstathopoulos Spyridon	Member
Corelas Panagis	Member
Cortesis Michail	Member
Malinidis Georgios	Member
Mergos George	Member
Michalos Constantine	Member
Panagopoulos Ioannis	Member
Stekoulakis Georgios	Member
Tsarouchas Ioannis	Member

BALANCE SHEET

	GROUP 31.12.2008	GROUP 31.12.2007	COMPANY 31.12.2008	COMPANY 31.12.2007
ASSETS				
Tangible assets	[illegible]	[illegible]	[illegible]	[illegible]
Intangible assets, net	[illegible]	[illegible]	[illegible]	[illegible]
Other non-current assets	[illegible]	[illegible]	[illegible]	[illegible]
Materials, spare parts and supplies	[illegible]	[illegible]	[illegible]	[illegible]
Trade receivables	[illegible]	[illegible]	[illegible]	[illegible]
Other current assets	[illegible]	[illegible]	[illegible]	[illegible]
Available for sale financial assets	[illegible]	[illegible]	[illegible]	[illegible]
Cash and cash equivalents	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL ASSETS	[illegible]	[illegible]	[illegible]	[illegible]
EQUITY AND LIABILITIES				
Share capital	[illegible]	[illegible]	[illegible]	[illegible]
Share premium	[illegible]	[illegible]	[illegible]	[illegible]
Other equity components	[illegible]	[illegible]	[illegible]	[illegible]
Share capital and reserves (a)	[illegible]	[illegible]	[illegible]	[illegible]
Minority interests (b)	[illegible]	[illegible]	[illegible]	[illegible]
Total Equity (c)=(a)+(b)	[illegible]	[illegible]	[illegible]	[illegible]
Interest bearing loans and borrowings	[illegible]	[illegible]	[illegible]	[illegible]
Provisions / other non current liabilities	[illegible]	[illegible]	[illegible]	[illegible]
Short term borrowings	[illegible]	[illegible]	[illegible]	[illegible]
Other current liabilities	[illegible]	[illegible]	[illegible]	[illegible]
Total liabilities (d)	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL EQUITY AND LIABILITIES (c)+(d)	[illegible]	[illegible]	[illegible]	[illegible]

STATEMENT OF CHANGES IN EQUITY

	GROUP 31.12.2008	GROUP 31.12.2007	COMPANY 31.12.2008	COMPANY 31.12.2007
Equity at the beginning of the period (1.1.2008 and 1.1.2007, respectively)	[illegible]	[illegible]	[illegible]	[illegible]
Profit (Loss) after tax	[illegible]	[illegible]	[illegible]	[illegible]
Dividends distributed	[illegible]	[illegible]	[illegible]	[illegible]
Net gains and losses recognised directly in equity	[illegible]	[illegible]	[illegible]	[illegible]
Equity at the end of the period (31.12.2008 and 31.12.2007, respectively)	[illegible]	[illegible]	[illegible]	[illegible]

STATEMENT OF OPERATIONS

	GROUP 01.01-31.12.2008	GROUP 01.01-31.12.2007	COMPANY 01.01-31.12.2008	COMPANY 01.01-31.12.2007
Sales	[illegible]	[illegible]	[illegible]	[illegible]
Gross operating results	[illegible]	[illegible]	[illegible]	[illegible]
Profit / (Loss) before tax, financing and investing activities	[illegible]	[illegible]	[illegible]	[illegible]
Profit / (Loss) before tax	[illegible]	[illegible]	[illegible]	[illegible]
Income tax expense	[illegible]	[illegible]	[illegible]	[illegible]
Profit / (Loss) after tax	[illegible]	[illegible]	[illegible]	[illegible]
Distributed to:				
Company's Shareholders	[illegible]	[illegible]	[illegible]	[illegible]
Minority interests	[illegible]	[illegible]	[illegible]	[illegible]
Earnings / (Loss) per share, basic and diluted (in Euro)	[illegible]	[illegible]	[illegible]	[illegible]
Profit before tax, financing and investing activities and depreciation and amortisation	[illegible]	[illegible]	[illegible]	[illegible]

CASH FLOW STATEMENT

	GROUP 01.01-31.12.2008	GROUP 01.01-31.12.2007	COMPANY 01.01-31.12.2008	COMPANY 01.01-31.12.2007
Cash Flows from Operating Activities				
(Loss) / Profit before tax from continuing operations	[illegible]	[illegible]	[illegible]	[illegible]
Adjustments:				
Depreciation and amortisation	[illegible]	[illegible]	[illegible]	[illegible]
Amortisation of customers' contributions and subsidies	[illegible]	[illegible]	[illegible]	[illegible]
Provision for CO_2	[illegible]	[illegible]	[illegible]	[illegible]
Fair value gain of derivative instruments	[illegible]	[illegible]	[illegible]	[illegible]
Reversal of impairment loss on associate	[illegible]	[illegible]	[illegible]	[illegible]
Gain on sale of associates	[illegible]	[illegible]	[illegible]	[illegible]
Gain from disposal group	[illegible]	[illegible]	[illegible]	[illegible]
Share of (profit) / loss of associates	[illegible]	[illegible]	[illegible]	[illegible]
Interest income	[illegible]	[illegible]	[illegible]	[illegible]
Sundry provisions	[illegible]	[illegible]	[illegible]	[illegible]
Impairment loss on emission rights purchased	[illegible]	[illegible]	[illegible]	[illegible]
Unrealised foreign exchange losses on interest bearing loans and borrowings	[illegible]	[illegible]	[illegible]	[illegible]
Unbilled revenue	[illegible]	[illegible]	[illegible]	[illegible]
Retirements of fixed assets and software	[illegible]	[illegible]	[illegible]	[illegible]
Amortisation of loan origination fees	[illegible]	[illegible]	[illegible]	[illegible]
Interest expense	[illegible]	[illegible]	[illegible]	[illegible]
(Increase)/Decrease in:				
Accounts receivable, trade and other	[illegible]	[illegible]	[illegible]	[illegible]
Other current assets	[illegible]	[illegible]	[illegible]	[illegible]
Materials, spare parts and supplies	[illegible]	[illegible]	[illegible]	[illegible]
Increase/(decrease) in:				
Trade and other payables	[illegible]	[illegible]	[illegible]	[illegible]
Other non-current liabilities	[illegible]	[illegible]	[illegible]	[illegible]
Accrued/other liabilities excluding interest	[illegible]	[illegible]	[illegible]	[illegible]
Income tax paid	[illegible]	[illegible]	[illegible]	[illegible]
Net Cash from Operating Activities (a)	[illegible]	[illegible]	[illegible]	[illegible]
Cash Flows from Investing Activities				
Interest received	[illegible]	[illegible]	[illegible]	[illegible]
Capital expenditure of fixed assets and software	[illegible]	[illegible]	[illegible]	[illegible]
Proceeds from sale of associates	[illegible]	[illegible]	[illegible]	[illegible]
Proceeds from customers' contributions and subsidies	[illegible]	[illegible]	[illegible]	[illegible]
Investments in subsidiaries and associates	[illegible]	[illegible]	[illegible]	[illegible]
Net Cash used in Investing Activities (b)	[illegible]	[illegible]	[illegible]	[illegible]
Cash Flows from Financing Activities				
Net change in short term borrowings	[illegible]	[illegible]	[illegible]	[illegible]
Proceeds from interest bearing loans and borrowings	[illegible]	[illegible]	[illegible]	[illegible]
Principal payments of interest bearing loans and borrowings	[illegible]	[illegible]	[illegible]	[illegible]
Interest paid	[illegible]	[illegible]	[illegible]	[illegible]
Dividends paid	[illegible]	[illegible]	[illegible]	[illegible]
Net Cash used in Financing Activities (c)	[illegible]	[illegible]	[illegible]	[illegible]
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	[illegible]	[illegible]	[illegible]	[illegible]
Cash and cash equivalents at the beginning of the period	[illegible]	[illegible]	[illegible]	[illegible]
Cash and cash equivalents at the end of the period	[illegible]	[illegible]	[illegible]	[illegible]

ADDITIONAL DATA AND INFORMATION

[illegible]

Athens, March 24, 2009

CHAIRMAN & CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN & DEPUTY CEO	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	EFTHIMIOS A. KOUTROULIS

Stock News 2008	
Table of Announcements 2008 The Company's announcements that were publicised to briefing of investment public, at the duration of the year 2008, according to the Law 3401/2005 –article 10, is available in the web site of www.dei.gr and concretely in the electronic address www.dei.gr/InvestorRelation/Announcements	
1.	Setting up of an EMTN program (9-Dec-2008)
2.	Information for the period 1 January 2008 - 30 September 2008 - Condensed Interim Financial Statements of the Company and the Group (January 1 2008 - September 30 2008) (28-Nov-2008)
3.	Presentation to Analysts of PPC SA 9M 2008 results (27-Nov-2008)
4.	PPC's consolidated 9M 2008 financial results (27-Nov-2008)
5.	9M 2008 financial results will be released on Thursday, November 27, 2008 (19-Nov-2008)
6.	PPC' s Business Plan 2009 - 2014 (18-Nov-2008)
7.	PPC' s Business Plan is available on www.dei.gr (18-Nov-2008)
8.	The presentation to the investor community of the Company's Strategic Plan, will take place in Athens on November 18, 2008 at 17:30. (11-Nov-2008)
9.	Comments on press article (3-Nov-2008)
10.	Extension of the deadline for terminating the supply of power to Aluminium SA (3-Nov-2008)
11.	Denouncement of power supply relationship with Aluminium S.A (23-Oct-2008)
12.	Presentation to the Standing Committee on Production and Trade of the Hellenic Parliament (2) (17-Oct-2008)
13.	Presentation to the Standing Committee on Production and Trade of the Hellenic Parliament (1) (16-Oct-2008)
14.	Expires period for the dividend cheques for the financial year 2001-2 (15-Oct-2008)
15.	Presentation of the Business Plan 2009-2014 to the analysts, November 18, 2008 (3-Oct-2007)
16.	Notice Pursuant Law 3556/07 (1-Oct-2008)
17.	Provisions of 2H 2008 financial resutls (29-Sep-2008)
18.	Clarifications relevant to the exception in the review by the certified auditors of the company's interim financial information for the period 1/1 - 30/6/2008 (25-Sep-2008)

19.	Ms. Alexandra Konida as Head of Investor Relations (16-Sep-2008)
20.	Information for the period 1 January 2008 - 30 June 2008 - Condensed Interim Financial Statements of the Company and the Group (January 1 2008 - June 30 2008) (29-Aug-2008)
21.	Presentation to Analysts of PPC SA H1 2008 results (28-Aug-2008)
22.	PPC's consolidated 1H 2008 financial results (28-Aug-2008)
23.	First half 2008 results of PPC S.A. will be released on Thursday, August 28, 2008 (22-Aug-2008)
24.	Results of the Extraordinary Special Meeting of Minority Shareholders. - Mr. Panagis Karellas, was elected as Member - representative of minority shareholders at the BoD of PPC S.A. (31-Jul-2008)
25.	Recall of the appointment of Mr. A. Mizan from the position of General Manager of the Generation Division (29-Jul-2008)
26.	The explanations on the items of the Extraordinary Special Meeting of Minority Shareholders, are available on the Company's website (14-Jul-2008)
27.	Invitation to the Extraordinary Special Meeting of Minority Shareholders (8-Jul-2008)
28.	Mr. Ioannis Giannidis resigned from his position as Board member of PPC S.A. (7-Jul-2008)
29.	Mr. Prodromos Efthymoglou, new Deputy CEO of PPC S.A. (24-Jun-2008)
30.	Results of the 6th Annual General Meeting of the Shareholders of PPC S.A. (12-Jun-2008)
31.	Payment of Dividend for the fiscal year 2007 (12-Jun-2008)
32.	Information for the period 1 January 2008 - 31 March 2008 - Financial Statements for the period 1 January 2008 - 31 March 2008 (30-May-2008)
33.	Annual Report 2007 (27-May-2008)
34.	Presentation to Analysts of PPC SA Q1 2008 results (27-May-2008)
35.	PPC's consolidated Q1 2008 financial results (27-May-2008)
36.	Mrs. Eirini Tzannetou the new General Manager of Human Resources & Organisation of PPC S.A. (22-May-2008)
37.	First Quarter 2008 results of PPC S.A. will be released on May 27, 2008 (21-May-2008)
38.	The explanations on the items of the Annual General Meeting, are available on the Company's website (15-May-2008)

39.	Invitation for the Annual General Meeting of Shareholders (13-May-2008)
40.	The BoD of PPC approved the MoU between PPC and RWE (22-Apr-2008)
41.	
42.	April 22, 2008 BoD of PPC SA will discuss the MoU with RWE (17-Apr-2008)
43.	The new General Managers of PPC SA (11-Apr-2008)
44.	The BoD of PPC approved the Memorandum of Understanding between PPC and Halyvourgiki S.A (3-Apr-2008)
45.	Resignation of the General Manager of Human Resources & Organisation (2-Apr-2008)
46.	Condensed Financial Data and Information for the Year January 1 2007 - December 31 2007 - Consolidated and Separate Financial Statements December 31, 2007 (28-Mar-2008)
47.	PPC Results Analyst Conference Call (27-Mar-2008)
48.	Presentation to Analysts of PPC SA annual results (27-Mar-2008)
49.	Program of intentional corporate activities for 2008 (27-Mar-2008)
50.	PPC's consolidated 2007 financial results (27-Mar-2008)
51.	Financial results for the year 2007 will be released on March 27, 2008 (20-Mar-2008)
52.	Categorical denial rumors (10-Mar-2008)
53.	For the exploitation's rights of lignite in Greece (5-Mar-2008)
54.	February 26, 2008 BoD of PPC will discuss the MoU of PPC SA with RWE and Halyvourgiki (25-Feb-2008)
55.	Resignation of the General Manager of Supply (11-Feb-2008)
56.	Superior members of the Audit Committee of PPC S.A. (8-Feb-2008)
57.	Resignation of Mrs. Galanouli Heleni, Internal Auditor of the Company (8-Feb-2008)
58.	Mr. M. Broustis the new manager of Financial Department (8-Feb-2008)
59.	Categorical denial rumors (4-Feb-2008)
60.	Postponement of the discussion on the Memorandums of PPC SA with RWE and Halyvourgiki

	(4-Feb-2008)
61.	Dr. George Sfakianakis, the new member of the BoD of PPC SA (2-Feb-2008)
62.	Denial of a report about DEPA (1-Feb-2008)
63.	Draft MoU between the Halyvourgiki S.A. and PPC S.A (9-Jan-2008)
64.	Resignation of a member of the BoD (2-Jan-2008)